     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         STRATAGENE HOLDING CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             2836                            33-0683641
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                         11011 NORTH TORREY PINES ROAD
                               LA JOLLA, CA 92037
                                 (858) 535-5400
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                             JOSEPH A. SORGE, M.D.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         STRATAGENE HOLDING CORPORATION
                         11011 NORTH TORREY PINES ROAD
                               LA JOLLA, CA 92037
                                 (858) 535-5400
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------
                                   COPIES TO:

              THOMAS A. EDWARDS, ESQ.                             PETER J. LOUGHRAN, ESQ.
             HOWARD L. ARMSTRONG, ESQ.                             DEBEVOISE & PLIMPTON
                 LATHAM & WATKINS                                    875 THIRD AVENUE
            701 "B" STREET, SUITE 2100                           NEW YORK, NEW YORK 10022
            SAN DIEGO, CALIFORNIA 92101                               (212) 909-6000
                  (619) 236-1234

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check to following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                              CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                               PROPOSED
                 TITLE OF EACH CLASS OF                    MAXIMUM AGGREGATE              AMOUNT OF
               SECURITIES TO BE REGISTERED                 OFFERING PRICE(1)          REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value..........................    $150,000,000                  $39,600
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes shares of common stock issuable upon exercise of the underwriters' over-allotment options.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with a U.S. and Canadian offering of the registrant's common stock and one to be used in a concurrent international offering of the common stock. The international prospectus will be identical to the U.S. prospectus except that it will have a different front cover page, underwriting section and back cover page. The U.S. prospectus is included herein and is followed by the alternate front cover page, underwriting section and back cover page to be used in the international prospectus, which each have been labeled "Alternative Page for International Prospectus."

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED MARCH 10, 2000

PROSPECTUS
----------------

                                              SHARES

                           [STRATAGENE HOLDING LOGO]
                                  COMMON STOCK
                             ----------------------
     This is Stratagene Holding Corporation's initial public offering of common
stock. Stratagene is selling             shares and Stratagene stockholders are
selling             shares. The U.S. underwriters are offering
shares in the U.S. and Canada and the international managers are offering shares outside of the U.S. and Canada.

     We expect the public offering price to be between $       and $       per
share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol "STGN."

     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.
                             ----------------------

                                                               PER SHARE    TOTAL
                                                               ---------    -----
Public offering price.......................................       $          $
Underwriting discount.......................................       $          $
Proceeds, before expenses, to Stratagene....................       $          $
Proceeds, before expenses, to the selling stockholders......       $          $

     The U.S. underwriters may also purchase up to an additional
shares from Stratagene, and up to an additional             shares from the
selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an
additional             shares from Stratagene and up to an additional
            shares from the selling stockholders.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about             , 2000.

                             ----------------------

MERRILL LYNCH & CO.
              SALOMON SMITH BARNEY
                            DAIN RAUSCHER WESSELS
                                        PRUDENTIAL VECTOR HEALTHCARE
                                            A UNIT OF PRUDENTIAL SECURITIES
                             ----------------------
               The date of this prospectus is             , 2000.

INSIDE FRONT COVER: STRATEGENE LOGO AND STATEMENT: SERVING THE MOLECULAR BIOLOGY RESEARCH MARKET SINCE 1984. ARTWORK SHOWING THE THREE AREAS OF THE MARKETS THAT WE SERVE: GENETIC TECHNOLOGIES, NUCLEIC ACID PURIFICATION AND ANALYSIS, AND GENOMICS AND BIOINFORMATICS.

INSIDE BACK COVER: TIMELINE SHOWING NEW PRODUCT INTRODUCTIONS AND PLANNED INTRODUCTIONS.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    7
Note Regarding Forward-Looking Statements...................   15
Use of Proceeds.............................................   16
Dividend Policy.............................................   16
Capitalization..............................................   17
Dilution....................................................   18
Selected Combined Financial Data............................   19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   22
Business....................................................   28
Management..................................................   48
Certain Transactions........................................   54
Principal and Selling Stockholders..........................   57
Description of Capital Stock................................   59
Shares Eligible for Future Sale.............................   62
United States Federal Tax Considerations for Non-U.S.
  Holders...................................................   64
Underwriting................................................   66
Legal Matters...............................................   69
Experts.....................................................   69
Where You Can Find More Information.........................   69
Index to Financial Statements...............................  F-1

                            ------------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     CytoTrap, Gigapack, HybriZap, Lambda Zap, PathDetect, Pfu Turbo, StrataPrep and StrataScript are trademarks of Stratagene registered with the U.S. Patent and Trademark Office. GeneJammer, Gene Connection, Herculase and Sentinel are trademarks of Stratagene for which registration applications have been filed with the U.S. Patent and Trademark Office. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

     Unless the context otherwise requires, all references to "Stratagene," "we," "us" and "our" refer to Stratagene Holding Corporation and its subsidiaries, giving effect to the merger of BioCrest Holdings, LLC, a company under common management and control with Stratagene Holding Corporation, with and into a wholly-owned subsidiary of Stratagene Holding Corporation upon the closing of the offering.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes, before you decide whether to invest in our common stock.

                                   STRATAGENE

     Stratagene develops and manufactures biological products and instruments designed to improve the speed and accuracy of molecular biology and genomics research. We market our products to researchers at academic and government institutions and pharmaceutical, biotechnology and industrial companies, in the U.S. and internationally. These researchers use our products to identify genes, study how cells are regulated by genes, determine the molecular mechanisms of health and disease, search for new drug therapies and test the safety of compounds used in food and pharmaceuticals. Our 1999 revenues were approximately $51 million.

     We have been serving the molecular biology research market since 1984 and are a leader in the area of genetic technologies described below. We have a reputation for developing and manufacturing quality products and providing superior service to researchers. Our growth has been built primarily on innovative product development by our internal research and development organization. Our customers include almost all of the top academic, pharmaceutical and biotechnology research laboratories, such as the National Institutes of Health, Merck and Genentech.

     Our products incorporate a diverse range of molecular biology technologies, such as gene transfer, gene expression, gene cloning, gene libraries, functional genomics, nucleic acid purification and analysis, microarrays, DNA replication and DNA sequencing. We provide a summary description of these and other technologies in the "Business -- Scientific Overview" section of this prospectus. We offer a broad portfolio of products in each of the following three market categories:

     - Genetic Technologies: Our genetic technologies products help researchers isolate and analyze genes and the proteins that they produce. These products include reagents, kits, cells and cell-derived products, and gene sequences.

     - Nucleic Acid Purification and Analysis: Our nucleic acid purification and analysis products help researchers purify and analyze DNA and RNA from a variety of human and non-human sources.

     - Genomics and Bioinformatics: Our products in this category include proprietary and non-proprietary gene sequences, spotted as miniaturized arrays on glass slides. This permits faster and more complex analysis of the control of gene expression as required by high throughput screening efforts. We have integrated unique Stratagene software tools, including web-based gene analysis, with our microarrays and gene clones to permit researchers to correlate information about the functions of genes.

     Overall sales of molecular biology and genomics research products, which include products in these three market categories, totaled approximately $2.5 billion in 1999. The established genetic technologies market is estimated to be growing at almost 10% per year, with the nucleic acid purification and analysis market and the genomics and bioinformatics market, though relatively smaller in size, growing at almost 15% and approximately 25% to 50% per year, respectively. We believe that the overall market for molecular biology and genomics research products will continue to expand due to several factors, including:

     - intensifying competition to discover new drugs;

     - large amounts of new information generated by genome sequencing projects;

     - increasing levels of government spending for life sciences research; and

     - proliferation of new research initiatives made possible by rapidly changing molecular biology and genomics research techniques.

     We believe that our competitive strengths position us to compete effectively within the molecular biology and genomics research products market. These strengths include innovative product research and development, a diverse intellectual property portfolio, a dedication to quality and customer service, effective sales and marketing, and an experienced management team.

     Our strategy is to continue to develop leadership positions in existing and emerging categories of the molecular biology and genomics research products market by developing and marketing novel, innovative products that deliver superior value to our customers. In executing our strategy, we will continue to focus on our expertise in genetic technologies, such as chemical manipulation of genes, while aggressively seeking to build on our expertise in nucleic acid purification and analysis and genomics and bioinformatics. As part of our strategy, we are also increasing our investments in research and development, expanding our sales and marketing capabilities and introducing new products in existing and newer target markets.

     Our increased investments in research and development have been primarily focused on the development of nucleic acid purification and analysis and genomics and bioinformatics products. This has already resulted in a significant increase in new product introductions over the last several months. Recent product introductions include:

     - Genetic Technologies: New product lines covering five technologies used in the manipulation of genes.

     - Nucleic Acid Purification and Analysis: Eleven new products that are designed to improve the amplification, quantification and purification of nucleic acids.

     - Genomics and Bioinformatics: New microarrays and gene clones, including over 10,000 gene sequences, which our customers can search and purchase through our GeneConnection web site.

     Our principal offices are located at 11011 North Torrey Pines Road, La Jolla, California 92037. Our telephone number is (858) 535-5400. Our web site address is www.stratagene.com. The information contained on our web site is not part of this prospectus.

                                  THE OFFERING

Common stock offered:

  By Stratagene

     U.S. offering............                  shares

     International offering...                  shares

                         -------------------------------------------------------

       Total..................                  shares

  By the selling stockholders

     U.S. offering............                  shares

     International offering...                  shares

                         -------------------------------------------------------

       Total..................                  shares

Shares outstanding after the
offering......................                  shares

Use of proceeds...............   We estimate that our net proceeds from this
                                 offering without exercise of the underwriters' over-allotment options will be approximately million. We intend to use these
                                 net proceeds for:

                                 - research and development;

                                 - expansion of our sales and marketing
                                   organization;

                                 - repayment of debt;

                                 - payments in connection with the termination
                                   of phantom stock rights;

                                 - the acquisition of BioCrest Holdings, LLC;
                                   and

                                 - general working capital and other corporate
                                   purposes.

                                 We will not receive any proceeds from the sale of shares by the selling stockholders.

Risk factors..................   See "Risk Factors" and other information
                                 included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq National
Market symbol.................   STGN

     The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of March 9, 2000 and excludes
(1)1,468,000 shares of common stock issuable upon exercise of options outstanding at March 9, 2000 and (2) 462,648 shares of common stock issuable upon exercise of options to be issued contingent upon the closing of the offering in connection with the termination of phantom stock rights and phantom stock option rights under our phantom stock plan.

     Unless stated otherwise, all financial information and share and per share data in this prospectus:

     - gives effect to the merger of BioCrest Holdings, LLC with and into Stratagene Holding Corporation which will occur upon the closing of this offering;

     - gives effect to the conversion as of January 1, 1999 of convertible subordinated notes due December 1, 2002 into 9,600,000 shares of common stock to be issued upon the closing of the offering;

     - gives effect to the conversion of our class B common stock into class A common stock and the reclassification of our class A common stock into common stock contingent upon the closing of the offering;

     - does not include shares reserved for issuance under our stock option plan;

     - assumes that the underwriters do not exercise their over-allotment options; and

     - reflects a 4 for 1 stock split which occurred in March 2000.

                        SUMMARY COMBINED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     You should read this summary financial data together with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

     The financial statements of Stratagene Holding Corporation and BioCrest Holdings, LLC are presented on a combined basis because the companies are under common management and control. BioCrest Holdings will be merged with and into Stratagene Holding Corporation upon the closing of the offering.

                                                              YEARS ENDED DECEMBER 31
                                        -------------------------------------------------------------------
                                           1995          1996          1997          1998          1999
                                        -----------   -----------   -----------   -----------   -----------
COMBINED STATEMENT OF
  OPERATIONS DATA:
Total revenue.........................  $    39,933   $    44,326   $    49,387   $    53,179   $    51,318
Costs and expenses:
  Cost of products sold (excludes $906
    included in stock compensation
    charges in 1999)..................       11,927        12,976        14,549        15,017        14,767
  Contracts and government grants and
    research..........................          634           277           573           463           465
  Proprietary research and development
    (excludes $3,097 included in stock
    compensation charges in 1999).....        4,415         4,578         4,406         7,756        11,378
  Selling and marketing (excludes $724
    included in stock compensation
    charges in 1999)..................        8,928        10,108        11,772        14,003        12,961
  General and administrative (excludes
    $808 included in stock
    compensation charges in 1999).....        5,241         5,432         5,662         7,514         8,434
  Stock compensation charges(1).......           --            --            --            --         5,535
  Restructuring costs(2)..............           --            --           325           270           425
                                        -----------   -----------   -----------   -----------   -----------
         Total costs and expenses.....  $    31,145   $    33,371   $    37,287   $    45,023   $    53,965
                                        -----------   -----------   -----------   -----------   -----------
         Earnings (loss) from
           operations.................  $     8,788   $    10,955   $    12,100   $     8,156   $    (2,647)
                                        -----------   -----------   -----------   -----------   -----------
         Total other expense, net.....       (3,348)       (1,888)       (3,688)       (3,063)       (1,622)
                                        -----------   -----------   -----------   -----------   -----------
         Earnings (loss) before income
           taxes......................  $     5,440   $     9,067   $     8,412   $     5,093   $    (4,269)
                                        -----------   -----------   -----------   -----------   -----------
         Income tax (expense)
           benefit....................       (2,308)       (3,279)       (3,733)       (2,368)        1,794
                                        -----------   -----------   -----------   -----------   -----------
Net earnings (loss)...................  $     3,132   $     5,788   $     4,679   $     2,725   $    (2,475)
                                        ===========   ===========   ===========   ===========   ===========
Net earnings (loss) per share:
  Basic...............................  $      0.10   $      0.19   $      0.15   $      0.09   $     (0.08)
                                        ===========   ===========   ===========   ===========   ===========
  Diluted.............................  $      0.10   $      0.17   $      0.14   $      0.09   $     (0.08)
                                        ===========   ===========   ===========   ===========   ===========
Weighted average shares:
  Basic...............................   30,400,000    30,520,000    30,610,000    30,765,000    31,067,416
                                        ===========   ===========   ===========   ===========   ===========
  Diluted.............................   30,400,000    40,703,253    40,786,853    31,641,033    31,067,416
                                        ===========   ===========   ===========   ===========   ===========
OTHER DATA:
  Adjusted earnings from
    operations(3).....................                              $     5,004   $     2,995   $     3,485
                                                                    ===========   ===========   ===========

                                                                       YEARS ENDED DECEMBER 31
                                                              -----------------------------------------
                                                                 1997           1998           1999
                                                              -----------    -----------    -----------
PRO FORMA INFORMATION (UNAUDITED)(4):
Pro forma net earnings (loss)...............................  $     4,890    $     2,925    $    (1,924)
                                                              ===========    ===========    ===========
Pro forma net earnings (loss) per share:
  Basic.....................................................  $      0.16    $      0.10    $      (.05)
                                                              ===========    ===========    ===========
  Diluted...................................................  $      0.12    $      0.09    $      (.05)
                                                              ===========    ===========    ===========
Pro forma weighted average shares:
  Basic.....................................................   30,610,000     30,765,000     40,667,416
                                                              ===========    ===========    ===========
  Diluted...................................................   40,786,853     31,641,033     40,667,416
                                                              ===========    ===========    ===========

                                                                    AS OF DECEMBER 31, 1999
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                              ACTUAL     PRO FORMA    AS ADJUSTED
                                                              -------    ---------    -----------
COMBINED BALANCE SHEET DATA(5):
Cash and cash equivalents...................................  $ 3,101     $ 3,101
Working capital.............................................    7,811       7,811
Total assets................................................   36,476      36,476
Total debt..................................................   36,559      18,682
Total stockholders' equity (deficit)........................   (7,102)     10,775

---------------
(1) We recognized these stock compensation charges in connection with phantom stock rights and phantom stock option rights due to the substantial increase in our valuation in connection with this offering.

(2) Restructuring costs in 1997 are primarily related to consolidation of European distribution activities. Restructuring costs for 1998 and 1999 are primarily related to severance payments to former employees in connection with the relocation of facilities to Texas and related organizational changes. See Note 15 to our combined financial statements.

(3) Adjusted earnings from operations is defined as earnings from operations adjusted for the exclusion of stock compensation charges and restructuring costs from operating expenses. We present adjusted earnings from operations, which is a non-GAAP measure, to enhance the understanding of our operating results. We believe adjusted earnings from operations is an indicator of our operating profitability since it excludes certain items which are not directly attributable to our ongoing business operations. However, adjusted earnings from operations relies upon management's judgement to determine which items are directly attributable to our ongoing business operations and is subjective in nature. Adjusted earnings from operations should not be construed as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operations as a measure of our liquidity.

(4) Pro forma net earnings (loss) gives effect to: (1) the conversion of our convertible subordinated notes as of January 1, 1999 into shares of our common stock which will occur upon the closing of the offering and the after-tax interest expense reduction of $1.0 million; and (2) adjustments for federal income taxes which we would have recorded if BioCrest Holdings and its subsidiaries had been taxed as a "C" corporation in 1997, 1998 and 1999. Pro forma weighted average shares for the year ended December 31, 1999 gives effect to the issuance contingent upon the closing of the offering of 9,600,000 shares of our common stock upon the conversion of our convertible subordinated notes. See Notes 5 and 16 to our combined financial statements.

(5) Pro forma balance sheet data give effect to the conversion of our convertible subordinated notes into shares of our common stock upon the closing of the offering. Pro forma as adjusted balance sheet data give effect to the sale by us of shares of common stock in the offering and the application of the net proceeds of the offering.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before you decide to invest in our common stock. If any of the following risks actually occur, our business could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.

OUR FUTURE SUCCESS DEPENDS ON THE TIMELY INTRODUCTION OF NEW PRODUCTS AND THE ACCEPTANCE OF THESE NEW PRODUCTS IN THE MARKETPLACE

     Rapid technological change and frequent new product introductions are typical for the markets we serve. Our future success will depend in large part on continuous, timely development and introduction of new products that address evolving market requirements.

     We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, we may lose market share to our competitors, which may be difficult to regain. Any inability, for technological or other reasons, to successfully develop and introduce new products could materially damage our business.

     In the past we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in molecular biology and genomics research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

     - availability, quality and price relative to competitive products;

     - the timing of introduction of the product relative to competitive products;

     - customers' opinions of the product's utility;

     - citation of the product in published research; and

     - general trends in molecular biology and genomics research.

     The development, introduction and marketing of innovative and new products in our rapidly evolving markets will require significant sustained investment. We cannot assure you that cash from operations or other sources will be sufficient to meet these ongoing requirements.

THE MARKETS FOR OUR PRODUCTS ARE EXTREMELY COMPETITIVE AND SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND IF WE FAIL TO COMPETE EFFECTIVELY, OUR BUSINESS MAY SUFFER

     The markets for our products are highly competitive. We compete with many other suppliers of molecular biology and genomics research products. Many of our competitors have greater financial, operational, and sales and marketing resources and more experience in research and development than we do. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. Competition in our markets is primarily driven by:

     - product performance, features and reliability;

     - price;

     - timing of product introductions;

     - ability to develop, maintain and protect proprietary products and technologies;

     - sales and distribution capabilities;

     - technical support and service; and

     - breadth of product line.

     If a competitor develops superior technology or cost-effective alternatives to our products, our business, financial condition and results of operations could be materially adversely affected.

     Our competitors have in the past and may in the future compete by lowering prices. We may respond by lowering our prices, which could reduce revenues and profits. Conversely, failure to anticipate and respond to price competition may damage our market share. In addition, we must continually adapt to new marketing and distribution trends, such as the Internet, in order to compete effectively.

     We believe that customers in our markets display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position may suffer.

WE DEPEND SUBSTANTIALLY ON KEY EMPLOYEES, AND THE LOSS OF THE SERVICES OF ANY OF OUR KEY EMPLOYEES OR THE FAILURE TO HIRE QUALIFIED EMPLOYEES COULD SERIOUSLY DAMAGE OUR BUSINESS

     To a large degree, we are dependent on our founder, chairman of our board of directors and chief executive officer, Joseph A. Sorge, M.D. Dr. Sorge has significant expertise in the molecular biology and genomics research market and has been instrumental in establishing and executing our business plan. The loss of Dr. Sorge's services would have a material adverse effect on our business. In addition, because our products and services are highly technical in nature, only highly qualified and trained scientists have the necessary skills to develop and market our products and provide our services. As such, our future success also will depend in large part on the continued service of our key scientific and management personnel, including research and development, customer service, marketing and sales staffs. We face intense competition for these professionals from our competitors, our customers and other companies throughout our industry. We do not generally enter into employment agreements requiring these employees to continue in our employment for any period of time. Any failure on our part to hire, train and retain a sufficient number of qualified professionals could seriously damage our business.

WE MAY SPEND RESOURCES ON RESEARCH AND DEVELOPMENT PROJECTS WITHOUT BEING ABLE TO ACHIEVE AN ADEQUATE RETURN, IF ANY, ON OUR INVESTMENT

     It is important for us to continue to invest heavily in research and development. However, because we compete in a relatively new and constantly evolving market, we may pursue research and development projects that do not result in viable commercial products. In addition, we have in the past, and may in the future, terminate research efforts in a particular area after we have made substantial initial funding commitments in that area. For example, we terminated our single nucleotide polymorphism project in 1999 after we determined that we could not compete successfully with larger competitors who were investing heavily in this area. We spent approximately $2.1 million and $1.2 million in 1999 and 1998, respectively, on this project. Any failure to translate research and development expenditures into successful new product introductions could have an adverse effect on our business.

IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS COULD SUFFER

     We have sought and will continue to seek growth in sales and profitability primarily through the internal development of new products. A significant portion of our historical revenue growth is attributable to internal product development. Our ability to achieve our expansion objectives and to manage our growth effectively depends upon a variety of factors, including our ability to internally develop products, to attract and retain skilled employees, to successfully position and market our products and to identify and license technologies and intellectual property rights from third parties. If we are unable to manage growth effectively, there could be a material adverse effect on our business, financial condition and results of operations. For example, problems associated with the relocation of our manufacturing facilities to the

Austin, Texas area and related organizational changes resulted in charges to earnings in 1999 and 1998, as well as delays in customer shipments and reduced sales in 1999.

REDUCTIONS IN RESEARCH AND DEVELOPMENT BUDGETS OR GOVERNMENT FUNDING MAY IMPACT OUR SALES

     Fluctuations in the research and development budgets of our customers could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories.

     A substantial portion of our sales have been to researchers at universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process. Our sales may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government budget proposals. A reduction in government funding for the National Institutes of Health or other government research agencies could seriously damage our business.

     In recent years, the U.S. pharmaceutical and biotechnology industries have undergone substantial consolidation. Further mergers or corporate consolidations in these industries could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations. In addition, health care reform and other changes in the regulatory environment affecting these industries could have an adverse impact on research and development expenditures by pharmaceutical and biotechnology companies, which would negatively impact our business.

     Our academic customers generally receive funds from approved grants at particular times of the year, as determined by the government. Grants have in the past been frozen for extended periods or have otherwise become unavailable to various institutions without advance notice. The timing of the receipt of grant funds affects the timing of purchase decisions by our customers and, as a result, can cause fluctuations in our sales and operating results.

FAILURE TO LICENSE NEW TECHNOLOGIES COULD IMPAIR OUR NEW PRODUCT DEVELOPMENT

     In order to meet the needs of our customers, we must develop a broad spectrum of products. To build a product line, it is sometimes advantageous or necessary to license technologies from third parties. As a result, we believe our ability to license new technologies from third parties is and will continue to be important to our ability to offer new products. Over 25% of our 1999 revenues were attributable to products manufactured or sold under licenses from third parties. Moreover, we expect that, as more and better capitalized companies enter the molecular biology and genomics research market, licensing new technologies will become more expensive.

     A number of research and commercial entities, including Incyte Pharmaceuticals, Celera Genomics and Human Genome Sciences, have recently accelerated their efforts to discover and patent genetic sequences that may be of current or future importance to a number of our products. If these efforts result in the issuance of sustainable patents, our access to gene sequences may be limited or we may be required to pay royalties for the use of these gene sequences. If we are unable to gain access to sufficient gene sequences or if the cost of gaining access to these gene sequences becomes prohibitive, our business, financial condition and results of operations could suffer.

     From time to time, we are notified or become aware of patents held by third parties which are related to technologies we are selling or may sell in the future. After a review of these patents, we may decide to obtain a license for these technologies from these third parties. We can give you no assurance that we will be able to negotiate licenses on commercially reasonable terms, or at all.

     Our ability to gain access to technologies needed for new products and services depends in part on our ability to convince inventors that we can successfully commercialize their inventions. We cannot assure you that we will be able to continue to identify new technologies developed by others. Even if we are able to identify new technologies of interest, we may not be able to negotiate licenses on commercially reasonable terms, or at all.

LOSS OF LICENSES COULD ADVERSELY AFFECT OUR BUSINESS

     We cannot assure you that we will be able to renew our existing licenses on commercially reasonable terms, or at all. If we lose the rights to a patented technology, we may need to stop selling certain of our products or redesign our products. As a result, we could lose a competitive advantage. Potential competitors could license technologies that we fail to license. A loss of a significant license could have a material adverse effect on our business.

     Our licenses typically subject us to various commercialization, sublicensing and other obligations. If we fail to comply with these requirements, we could lose important rights under a license, such as the right to exclusivity in a specified market. In some cases, we could also lose all rights under a license. In addition, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent. We typically do not receive significant indemnification from a licensor against third party claims of intellectual property infringement.

INABILITY TO SECURE AND MAINTAIN INTELLECTUAL PROPERTY PROTECTION FOR OUR PRODUCTS AND TECHNOLOGIES COULD ADVERSELY AFFECT OUR ABILITY TO COMPETE

     Our success depends to a significant degree upon our ability to develop, maintain and protect proprietary products and technologies. We file patent applications in the U.S. and selectively in foreign countries as part of our strategy to protect our proprietary products and technologies. However, patents provide only limited protection of our intellectual property. The assertion of patent protection involves complex legal and factual determinations and is therefore uncertain and expensive. We cannot assure you that patents will be granted with respect to any of our patent applications, that the scope of any of our issued patents will be sufficiently broad to offer meaningful protection or that we will develop additional proprietary technologies that are patentable. Our issued patents or patents licensed to us could be successfully challenged, invalidated or circumvented so that our patent rights would not create an effective competitive barrier. The loss of a significant patent or the failure of a patent to issue from a pending patent application that we consider significant could have a material adverse effect on our business.

     The laws governing the scope of patent coverage in the U.S. and abroad continue to evolve, particularly in the areas of molecular biology and genomics. The laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We hold patents only in selected countries. Therefore, third parties can make, use and sell products covered by our patents in any country in which we do not have patent protection.

     We give our customers the right to use some of our products under label licenses that are for research purposes only. These licenses could be contested and no assurances can be given that we would either be aware of an unauthorized use or be able to enforce these restrictions in a cost-effective manner.

INTELLECTUAL PROPERTY LITIGATION COULD SERIOUSLY HARM OUR BUSINESS

     Litigation involving patents and other intellectual property rights is extensive in the biotechnology industry. We are aware that patents have been applied for and in some cases issued to others claiming technologies which are closely related to ours. We cannot assure you that we will not be found to infringe these patents, other patents or proprietary rights of third parties. As a result, and in part due to the ambiguities and evolving nature of intellectual property law in the area of molecular biology and genomics, we periodically receive notices of potential infringement of patents held by others. Although we have generally been successful in resolving these types of claims, we may not be able to do so in the future.

     In the event of an intellectual property dispute, we may become involved in litigation or arbitration. Litigation could involve proceedings in court as well as in the U.S. Patent and Trademark Office or the International Trade Commission. Intellectual property litigation can be extremely expensive and may divert management's time and resources away from our operations. Moreover, the outcome of any such litigation is inherently uncertain. Even a successful outcome may take years to achieve. Even if we achieve a successful result, the costs associated with litigation, in terms of dollars spent and diversion of management time and resources, could seriously harm our business.

     If a third party claims an intellectual property right to technology we use, we may be forced to discontinue an important product or product line, alter our products and processes, pay license fees, pay damages for past infringement or cease certain activities. Under these circumstances, we may attempt to obtain a license to this intellectual property; however, we may not be able to do so on commercially reasonable terms, or at all.

PUBLICITY OF TRADE SECRETS COULD AID OUR COMPETITORS

     We attempt to protect our trade secrets by entering into confidentiality agreements with employees, consultants and third parties. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. Also, our trade secrets might become known to a third party through means other than by breach of our confidentiality agreements, or they could be independently developed by our competitors. If our trade secrets become known, our business and competitive position could be adversely affected.

CHANGES IN DISTRIBUTION AND PURCHASING METHODS BY OUR CUSTOMERS MAY FORCE US TO USE MORE EXPENSIVE MARKETING AND DISTRIBUTION CHANNELS

     A number of our customers have developed purchasing initiatives to reduce the number of vendors they purchase from in order to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and the distributors' direct involvement with the purchasing process. These activities may force us to supply these large distributors with our products at a discount to continue to reach our customers. For similar reasons, many of our larger customers, including the government, have requested and may in the future request special pricing arrangements, including blanket purchase agreements. These agreements may limit our pricing flexibility, which could adversely impact our business, financial condition and results of operations.

     More recently, several of our customers have requested that we sell our products through third party, e-commerce web sites. Offering our products through these web sites would generally require us to agree to offer volume-related discounts and pay commissions on the sales made through these web sites to these third party e-commerce providers. Consequently, margins on sales made through these third party web sites would generally be lower than those on sales made through traditional channels. On the other hand, if we do not enter into arrangements with these third party e-commerce providers, we may lose customers who prefer to purchase products using these web sites. Our business may be harmed as a result of these web sites or other sales methods which may be developed in the future.

WE RELY ON THIRD PARTY MANUFACTURERS FOR RAW MATERIALS AND PRODUCT COMPONENTS

     We rely on third party manufacturers to supply many of our raw materials and product components. Some of these components are obtained from a single supplier or a limited group of suppliers. Our reliance on outside vendors generally, and a sole supplier or a limited group of suppliers in particular, involves several risks, including:

     - an inability to obtain an adequate supply of required components due to manufacturing capacity constraints, the discontinuance of a product by a third-party manufacturer or other supply constraints;

     - delays and long lead times in receiving materials from vendors; and

     - reduced control over quality and pricing of components.

ADVERSE DEVELOPMENTS AFFECTING OUR INTERNATIONAL OPERATIONS OR FOREIGN CURRENCY FLUCTUATIONS COULD HARM OUR RESULTS FROM OPERATIONS

     Including sales made by our subsidiaries and distributors, our products are currently marketed in over 45 countries throughout the world. Measured in U.S. dollars, our product sales outside the U.S. represented 37% of our total sales in 1999. We expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future, in part because we intend to expand our international operations. There are a number of risks arising from our international business, including:

     - difficulties and costs associated with staffing and managing foreign operations;

     - unexpected changes in regulatory requirements;

     - the difficulties of compliance with a wide variety of foreign laws and regulations;

     - more limited protection for intellectual property rights in some countries;

     - changes in our international distribution network and direct sales force;

     - potential trade restrictions and exchange controls;

     - import and export licensing requirements;

     - longer accounts receivable collection cycles in certain foreign countries; and

     - potential increased costs associated with overlapping tax structures.

     A significant portion of our business is conducted in currencies other than the U.S. dollar, which is our reporting currency. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business could adversely affect our results of operations. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. We engage in foreign currency exchange hedging transactions to manage our foreign currency exposure, but we cannot assure you that our strategies will adequately protect our operating results from the effects of exchange rate fluctuations.

OUR ACTIVITIES INVOLVE HAZARDOUS MATERIALS AND MAY SUBJECT US TO COSTLY ENVIRONMENTAL LIABILITY

     Portions of our operations require the controlled use of hazardous and radioactive materials. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. The risk of accidental contamination of property or injury to individuals from these materials cannot be completely eliminated. In the event of such an accident, we could be liable for any damages that result, which could have a material adverse affect on our business, financial condition and results of operations. Additionally, any accident could partially or completely shut down our research and manufacturing facilities and operations. We may also have to incur substantial costs to comply with current or future environmental laws and regulations.

DAMAGES TO OUR MANUFACTURING FACILITIES COULD ADVERSELY IMPACT OUR ABILITY TO EFFECTIVELY OPERATE OUR BUSINESS

     We maintain manufacturing facilities in La Jolla, California and in the Austin, Texas area. Damage to these facilities due to fire, earthquake or other natural disaster, power loss, unauthorized entry or other events could cause an interruption in the production of our products. We do not have or plan to obtain earthquake insurance. A prolonged interruption in our manufacturing operations could have a material adverse impact on our ability to effectively operate our business.

POTENTIAL PRODUCT LIABILITY CLAIMS COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     We face a potential risk of liability resulting from the use of our products. We carry product liability insurance coverage that is limited in scope and amount. We cannot assure you that we will be able to maintain this insurance at reasonable cost, on commercially reasonable terms, or at all. We also cannot assure you that this insurance will be adequate to protect us against a product liability claim, should one arise.

IF OUR ACCESS TO NECESSARY TISSUE SAMPLES IS RESTRICTED OR ETHICAL CONCERNS SURROUNDING THE USE OF GENETIC INFORMATION BECOME WIDESPREAD, OUR BUSINESS COULD SUFFER

     We require access to human and other tissue samples and other biological materials to continue to develop our products. We compete with many other companies for these materials and may not be able to obtain or maintain access to these materials on acceptable terms, or at all. In addition, genetic testing has raised ethical issues regarding confidentiality and the appropriate use of the resulting information. Governmental regulation in the U.S. and foreign countries could limit access to, or use of, human and other tissue samples or restrict the use of, or regulate, genetic testing. If we lose access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on our customers' use of the information generated from tissue samples, our business could suffer.

INCREASED REGULATION OF THE INTERNET COULD HARM OUR BUSINESS

     Our business is subject to governmental regulation relating to the Internet. Although only a small portion of our current sales are made through the Internet, we expect that Internet sales volume will increase in the next few years. Because of the increasing use of the Internet as a communication and commercial medium, the government has adopted, and may in the future adopt, laws and regulations relating to liability for information retrieved from or transmitted over the Internet, as well as on-line content regulation and taxation. Moreover, it may take years to determine whether and how existing laws, such as those governing intellectual property, privacy and the regulation of the sale of specified goods and services, apply to the Internet. Any new Internet related legislation or regulation, or any unanticipated application or interpretation of existing laws to the Internet, may affect the growth in the use of the Internet by us or our customers. This could in turn decrease the demand for our products, increase our cost of doing business or otherwise have an adverse effect on our business.

OUR FOUNDER AND CHAIRMAN OF THE BOARD EXERTS CONSIDERABLE CONTROL OVER US

     Following this offering, approximately      % of our common stock will be
owned or voted by Dr. Sorge, our founder, chairman of our board of directors and chief executive officer. Dr. Sorge will, therefore, be able to exercise effective control of Stratagene and will be able to control matters requiring approval of our stockholders, including the election of directors and the approval of mergers or other business combinations. Such a concentration of ownership may have the effect of delaying or preventing transactions resulting in a change of control of Stratagene, including transactions where stockholders might otherwise receive a premium for their shares over then current market prices.

ANTI-TAKEOVER PROVISIONS COULD IMPAIR OUR STOCK PRICE

     A number of provisions of our certificate of incorporation, bylaws and Delaware law could be used by our management to make it substantially more difficult for a third party to acquire control of us. These provisions could discourage potential takeover attempts, including transactions where stockholders might otherwise receive a premium for their shares over then current market prices. This could adversely affect the market price of our common stock. See "Description of Capital Stock -- Anti-Takeover Provisions of Charter, Bylaws and Delaware Law."

WE HAVE BROAD DISCRETION OVER THE PROCEEDS WE WILL RECEIVE IN THIS OFFERING

     We will retain a significant amount of discretion over the application of the net proceeds we will receive in this offering, as well as over the timing of expenditures. A large portion of the proceeds is allocated for working capital and other general corporate purposes and we have not determined how we will use these proceeds. The failure of our management to use such funds effectively could adversely affect our business.

THE LIQUIDITY OF OUR COMMON STOCK IS UNCERTAIN SINCE IT HAS NOT BEEN PUBLICLY TRADED

     There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market after the offering.

VOLATILITY IN OUR STOCK PRICE COULD IMPAIR YOUR INVESTMENT

     The price of our common stock may fluctuate substantially due to a variety of factors, including:

     - quarterly fluctuations in our operating and earnings per share results;

     - technological innovations or new product introductions by us or our competitors;

     - delays in development and introduction of new products;

     - disputes concerning patents, licenses or other proprietary rights;

     - changes in earnings estimates by equity and market research analysts;

     - sales of common stock by existing holders;

     - loss of key personnel; and

     - securities class action or other litigation.

     Any failure to meet analysts' expectations could have an adverse effect on the market price for our common stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business, financial condition and results of operations.

FUTURE SALES OF CURRENTLY OUTSTANDING SHARES COULD ADVERSELY AFFECT OUR STOCK PRICE

     The market price of our common stock could decline as a result of sales of a large number of shares in the market after this offering or in response to the perception that such sales could occur. Upon completion of this offering, we
will have           shares of common stock outstanding. Of these shares,
approximately           will be freely tradable. All of the remaining
approximately           shares may be sold in accordance with Rule 144 and Rule
701 of the Securities Act. Following this offering, approximately shares will be subject to 180-day lock-up agreements. After expiration of the lock-up period, all of these shares will be eligible for immediate sale, in most instances subject to the limitations of Rule 144. Merrill Lynch & Co. can release shares from one or more of the lock-up agreements without our approval.
Holders of           shares will have the right to request that we register
their shares for sale in the public market. See "Shares Eligible for Future
Sale."

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements relating to, among other things, future results of operations, our plans and expectations regarding our future products and general industry and business conditions applicable to Stratagene. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about Stratagene, including those we describe in the "Risk Factors" section of this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

     We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

                                USE OF PROCEEDS

     We expect to receive approximately $          million from the sale of
          shares of common stock by us at an assumed initial public offering
price of $          per share, after deducting underwriting discounts and
estimated expenses to be paid by us. We expect to receive an additional
$          million net proceeds if the underwriters exercise their
over-allotment options in full.

     We intend to use the proceeds of this offering for:

     - research and development;

     - expansion of our sales and marketing organization;

     - repayment of approximately $6.8 million of debt;

     - payments of approximately $1.2 million in connection with the termination of phantom stock rights;

     - the acquisition of BioCrest Holdings for approximately $0.6 million; and

     - general working capital and other corporate purposes.

     The debt which we intend to repay is as follows: (1) approximately $6.3 million under a note payable to a bank that matures in December 2001 and which had an effective interest rate of 8.72% at December 31, 1999; and (2) approximately $0.5 million of debt payable to a related party, which is due upon the closing of the offering and has an interest rate of 10.00%.

     Pending these uses, we intend to invest the net proceeds from this offering primarily in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account factors such as our financial condition, operating results and current and anticipated cash needs. We are a holding company. Accordingly, our ability to pay dividends in the future will depend on receiving dividends or other distributions from our subsidiaries which would be subject to applicable state law requirements.

                                 CAPITALIZATION

     The table below sets forth our capitalization as of December 31, 1999:

     - on an actual basis;

     - on a pro forma basis, giving effect to: (1) the issuance of 9,600,000 shares of common stock upon the conversion of our convertible subordinated notes; and (2) the reclassification of our class A and class B common stock into shares of common stock upon the closing of the offering.

     - on a pro forma basis, as adjusted to reflect the sale of           shares
       of common stock at an assumed initial offering price of $          per
       share after deducting the underwriting discount, estimated offering expenses payable by us and our receipt and application of the net proceeds of this offering.

     This information should be read in conjunction with our combined financial statements and the related notes included elsewhere in this prospectus.

                                                                          DECEMBER 31, 1999
                                                           -----------------------------------------------
                                                                                              PRO FORMA
                                                             ACTUAL         PRO FORMA        AS ADJUSTED
                                                           -----------     ------------     --------------
                                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Long-term debt, including current portion................   $ 36,559         $ 18,682           $
Stockholders' equity (deficit):
  Preferred Stock, par value $0.0001 per share; 4,000,000
     shares authorized actual;         shares authorized
     pro forma and pro forma as adjusted.................         --               --
  Common Stock, Class A, par value $0.0001 per share;
     96,000,000 shares authorized actual; no shares
     authorized pro forma and pro forma as adjusted;
     30,933,336 shares issued and outstanding actual; no
     shares issued and outstanding pro forma and pro
     forma as adjusted...................................          3               --
  Common Stock, Class B, par value $0.0001 per share;
     4,000,000 shares authorized actual; no shares
     authorized pro forma and pro forma as adjusted;
     254,080 shares issued and outstanding, actual; no
     shares issued and outstanding pro forma and pro
     forma as adjusted...................................         --               --
  Common Stock, par value $0.0001 per share; no shares
     authorized actual;           shares authorized pro
     forma and pro forma as adjusted; no shares issued
     and outstanding actual;           shares issued and
     outstanding pro forma;         shares issued and
     outstanding pro forma as adjusted...................         --                4
  Additional paid-in capital.............................      5,639           23,515
  Accumulated deficit....................................    (10,055)         (10,055)
  Notes receivable from stockholders.....................     (2,590)          (2,590)
  Accumulated other comprehensive loss...................        (99)             (99)
                                                            --------         --------           ------
          Total stockholders' equity (deficit)...........   $ (7,102)        $ 10,775           $
                                                            --------         --------           ------
          Total capitalization...........................   $ 29,457         $ 29,457           $
                                                            ========         ========           ======

                                    DILUTION

     The pro forma net tangible book value of our common stock as of December 31, 1999 was approximately $9.1 million, or $0.22 per share. Pro forma net tangible book value per share represents the amount of our total assets, excluding net intangible assets, less our total liabilities, divided by the total number of shares of common stock outstanding, after giving effect to the conversion of the outstanding convertible subordinated notes into an aggregate of 9,600,000 shares of common stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after the offering. After giving effect to the
sale of the           shares of common stock by us in this offering, at an
assumed initial public offering price of $          per share, and after
deducting the underwriting discount and estimated offering expenses payable by us, the pro forma net tangible book value of our common stock would have been
$          million, or $          per share. This represents an immediate
increase in pro forma net tangible book value of $          per share to
existing stockholders and an immediate dilution of $          per share to new
investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............            $
                                                                        ------
  Pro forma net tangible book value per share as of December
     31, 1999...............................................  $ 0.22
                                                              ------
  Increase per share attributable to new investors..........  $
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................            $
                                                                        ------
Dilution per share to new investors.........................            $
                                                                        ------

     If the underwriters' over-allotment options are exercised in full, the pro
forma net tangible book value per share after the offering would be $     per
share, the increase in pro forma net tangible book value per share to existing
stockholders would be $     per share and the dilution in pro forma net tangible
book value to new investors would be $     per share.

     The following table summarizes, on a pro forma basis, as of December 31, 1999:

     - the number of shares of common stock purchased from us;

     - the total consideration paid to us;

     - the average price per share paid by existing stockholders; and

     - the average price per share paid by new investors, before deducting the underwriting discount and estimated offering expenses payable by us.

                                         SHARES PURCHASED     TOTAL CONSIDERATION
                                        ------------------    --------------------    AVERAGE PRICE
                                        NUMBER     PERCENT     AMOUNT     PERCENT       PER SHARE
                                        -------    -------    --------    --------    -------------
Existing stockholders.................                    %   $                  %       $
                                        -------    -------    -------     -------        -------
New investors.........................                    %   $                  %       $
                                        -------    -------    -------     -------        -------
          Total.......................                    %   $                  %       $
                                        =======    =======    =======     =======        =======

     The information in the above table excludes 1,468,000 shares of common stock issuable upon exercise of options outstanding at December 31, 1999, with a
weighted average exercise price of $2.67 per share and           shares of
common stock issuable upon exercise of options granted between January 1, 2000
and             , 2000, with a weighted average exercise price of $          per
share. Giving effect to the full vesting and exercise of all options outstanding as of December 31, 1999 and the conversion of our convertible subordinated notes, the pro forma net tangible book value per share as of December 31, 1999 would be $0.21, the dilution per share to the new investors would be
$          , and the consideration paid by the existing stockholders and the new
investors would represent           % and           %, respectively, of the
total consideration paid for all shares.

                        SELECTED COMBINED FINANCIAL DATA

     The financial statements of Stratagene Holding Corporation and BioCrest Holdings, LLC are presented on a combined basis because the companies are under common management and control. BioCrest Holdings will be merged with and into Stratagene Holding Corporation upon the closing of the offering.

     The selected data presented below under the captions "Combined Statement of Operations Data" and "Combined Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1999, are derived from the combined financial statements of Stratagene Holding Corporation and Biocrest Holdings, which financial statements have been audited by KPMG LLP, our independent certified public accountants. The combined financial statements as of December 31, 1998, and 1999 and for each of the years in the three-year period ended December 31, 1999, and the report thereon, are included elsewhere in this prospectus. When you read this selected historical financial data, it is important that you read along with it the historical financial statements and related notes as well as the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                              YEARS ENDED DECEMBER 31
                                    ---------------------------------------------------------------------------
                                       1995           1996             1997             1998           1999
                                    ----------   --------------   --------------   --------------   -----------
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
COMBINED STATEMENT OF
  OPERATIONS DATA:
Revenue
  Product sales...................  $   39,299    $    44,049      $    48,814      $    52,716     $    50,853
  Contracts and government
     grants.......................         634            277              573              463             465
                                    ----------    -----------      -----------      -----------     -----------
          Total revenue...........  $   39,933    $    44,326      $    49,387      $    53,179     $    51,318
                                    ----------    -----------      -----------      -----------     -----------
Costs and expenses:
  Cost of products sold (excludes
     $906 included in stock
     compensation charges in
     1999)........................      11,927         12,976           14,549           15,017          14,767
  Contracts and government grants
     and research.................         634            277              573              463             465
  Proprietary research and
     development (excludes $3,097
     included in stock
     compensation charges in
     1999)........................       4,415          4,578            4,406            7,756          11,378
  Selling and marketing (excludes
     $724 included in stock
     compensation charges in
     1999)........................       8,928         10,108           11,772           14,003          12,961
  General and administrative
     (excludes $808 included in
     stock compensation charges in
     1999)........................       5,241          5,432            5,662            7,514           8,434
  Stock compensation charges(1)...          --             --               --               --           5,535
  Restructuring costs(2)..........          --             --              325              270             425
                                    ----------    -----------      -----------      -----------     -----------
          Total costs and
            expenses..............  $   31,145    $    33,371      $    37,287      $    45,023     $    53,965
                                    ----------    -----------      -----------      -----------     -----------
          Earnings (loss) from
            operations............  $    8,788    $    10,955      $    12,100      $     8,156     $    (2,647)
                                    ----------    -----------      -----------      -----------     -----------
Foreign currency transaction gains
  (losses)........................        (253)            75             (418)            (281)            290
Equity income (loss) on investment
  in unconsolidated entity........          --             --               --               (2)            166
Other income (expense), net.......      (3,200)           812               27              (37)            755
Interest expense..................        (292)        (3,001)          (4,055)          (3,540)         (3,232)

                                                              YEARS ENDED DECEMBER 31
                                    ---------------------------------------------------------------------------
                                       1995           1996             1997             1998           1999
                                    ----------   --------------   --------------   --------------   -----------
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
COMBINED STATEMENT OF
  OPERATIONS DATA (CONTINUED):
Interest income...................         397            226              758              797             399
                                    ----------    -----------      -----------      -----------     -----------
          Total other expense,
            net...................  $   (3,348)   $    (1,888)     $    (3,688)     $    (3,063)    $    (1,622)
                                    ----------    -----------      -----------      -----------     -----------
          Earnings (loss) before
            income taxes..........       5,440          9,067            8,412            5,093          (4,269)
Income tax (expense) benefit......      (2,308)        (3,279)          (3,733)          (2,368)          1,794
                                    ----------    -----------      -----------      -----------     -----------
          Net earnings (loss).....  $    3,132    $     5,788      $     4,679      $     2,725     $    (2,475)
                                    ==========    ===========      ===========      ===========     ===========
Net earnings (loss) per share:
  Basic...........................  $     0.10    $      0.19      $      0.15      $      0.09     $     (0.08)
                                    ==========    ===========      ===========      ===========     ===========
  Diluted.........................  $     0.10    $      0.17      $      0.14      $      0.09     $     (0.08)
                                    ==========    ===========      ===========      ===========     ===========
Weighted average shares:
  Basic...........................  30,400,000     30,520,000       30,610,000       30,765,000      31,067,416
                                    ==========    ===========      ===========      ===========     ===========
  Diluted.........................  30,400,000     40,703,253       40,786,853       31,641,033      31,067,416
                                    ==========    ===========      ===========      ===========     ===========
OTHER DATA:
  Adjusted earnings from
     operations(3)................                                 $     5,004      $     2,995     $     3,485
                                                                   ===========      ===========     ===========
PRO FORMA INFORMATION (UNAUDITED):
Pro forma net earnings
  (loss)(4).......................                                 $     4,890      $     2,925     $    (1,924)
                                                                   ===========      ===========     ===========
Pro forma net earnings (loss) per
  share:
  Basic...........................                                 $      0.16      $      0.10     $     (0.05)
                                                                   ===========      ===========     ===========
  Diluted.........................                                 $      0.12      $      0.09     $     (0.05)
                                                                   ===========      ===========     ===========
Pro forma weighted average shares:
  Basic...........................                                  30,610,000       30,765,000      40,667,416
                                                                   ===========      ===========     ===========
  Diluted.........................                                  40,786,853       31,641,033      40,667,416
                                                                   ===========      ===========     ===========

                                                                    DECEMBER 31
                                    ---------------------------------------------------------------------------
                                       1995           1996             1997             1998           1999
                                    ----------   --------------   --------------   --------------   -----------
                                                                  (IN THOUSANDS)
COMBINED BALANCE SHEET DATA:
Cash and cash equivalents.........  $   23,875    $     5,191      $     6,770      $     8,636     $     3,101
Working capital...................        (172)         6,828            6,721           11,484           7,811
Total assets......................      37,453         19,944           33,366           39,896          36,476
Total debt........................      52,577         30,286           37,568           41,066          36,559
Total stockholders' deficit.......     (22,626)       (16,687)         (11,986)          (9,191)         (7,102)

---------------
(1) We recognized these stock compensation charges in connection with phantom stock rights and phantom stock option rights due to the substantial increase in our valuation in connection with this offering.

(2) Restructuring costs in 1997 are primarily related to consolidation of European distribution activities. Restructuring costs for 1998 and 1999 are primarily related to severance payments to former employees in connection with the relocation of facilities to Texas and related organizational changes. See Note 15 to our combined financial statements.

(3) Adjusted earnings from operations is defined as earnings from operations adjusted for the exclusion of stock compensation charges and restructuring costs from operating expenses. We present adjusted earnings from operations, which is a non-GAAP measure, to enhance the understanding of our operating results. We believe adjusted earnings from operations is an indicator of our operating profitability since it excludes certain items which are not directly attributable to our ongoing business operations. However, adjusted earnings from operations relies upon management's judgment to determine which items are directly attributable to our ongoing business operations and is subjective in nature. Adjusted earnings from operations should not be construed as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operations as a measure of our liquidity.

(4) Pro forma net earnings (loss) gives effect to: (1) the conversion of our convertible subordinated notes as of January 1, 1999 into shares of our common stock which will occur upon the closing of the offering and the after-tax interest expense reduction of $1.0 million; and (2) adjustments for federal income taxes which we would have recorded if BioCrest Holdings and its subsidiaries had been taxed as a "C" corporation in 1997, 1998 and 1999. Pro forma weighted average shares for the year ended December 31, 1999 gives effect to the issuance contingent upon the closing of the offering of 9,600,000 shares of our common stock upon the conversion of our convertible subordinated notes. See Notes 5 and 16 to our combined financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following description of our financial condition and results of operations in conjunction with our financial statements and the related notes and the other financial information appearing elsewhere in this prospectus. This section includes forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by forward-looking information due to factors discussed under "Risk Factors," "Business" and elsewhere in this prospectus.

OVERVIEW

     Since our inception in 1984, we have been engaged in developing, manufacturing and marketing products used to conduct molecular biology research. A substantial majority of our revenue comes from the sale of these products, with the remainder coming from research grants, net shipping revenue and other sources. In 1999, approximately 52%, 47% and 1% of our product sales were in the areas of genetic technologies, nucleic acid purification and analysis, and genomics and bioinformatics, respectively. We intend to introduce a number of new products in 2000 which we expect will increase the proportion of product sales attributable to the area of genomics and bioinformatics. Our products are used for research purposes and their use is not regulated by the U.S. Food and Drug Administration or by any comparable international organization.

     We manufacture our products in our facilities near Austin, Texas and in La Jolla, California. Our sales activities are primarily conducted through a dedicated direct sales organization in North America and Europe. Approximately 15% of our product sales in 1999 were to international distributors in selected countries in Europe and Asia, who resell them to researchers. Total product sales outside the U.S. accounted for approximately 37% of our total product sales in 1999. We intend to use a portion of the proceeds from this offering to enhance our sales and distribution infrastructure.

     We market our products to academic and government institutions and pharmaceutical, biotechnology and industrial companies. Historically, a substantial portion of our product sales have been to researchers at these academic and government institutions.

     We anticipate that our results of operations may fluctuate from quarter to quarter and will be difficult to predict. The timing and degree of fluctuations will depend upon several factors, including:

     - our ability to successfully and timely develop and introduce new products;

     - introductions of competing technologies or products;

     - changes in customer research budgets and government funding of molecular biology and genomics research;

     - our ability to manufacture our products efficiently; and

     - our ability to control or adjust research and development, sales and marketing, and general and administrative expenses in response to changes in revenue.

RECENT DEVELOPMENTS

     Organizational Changes. We have made substantial organizational changes in recent years to better coordinate research and development, improve and expand our manufacturing capabilities, and more efficiently allocate our sales and marketing resources. Beginning in 1997, we significantly increased our recruitment of experienced and highly qualified sales representatives for our domestic and international sales territories. We also reorganized our European operations by establishing a centralized location in the Netherlands and expanding our direct sales efforts.

     In 1998, we began the process of moving our storage and shipping functions, and most of our production and customer service operations, from La Jolla, California to our new facility in the Austin, Texas area. This relocation was completed in 1999. The site was chosen for its central location and qualified labor pool. The relocation and reorganization of these operations involved significant changes in work force, management reporting structures and systems. These changes created significant disruptions in our operations which limited our ability to manufacture and deliver products to customers during most of 1999. In large part because of these changes, we were unable to sustain revenue growth consistent with that achieved in prior years. Normal customer service and delivery functions were restored by the end of the third quarter of 1999.

     Despite the short-term disruptions, we believe that the Texas relocation and related organizational changes have improved our manufacturing base, creating significant capacity for future growth while increasing productivity and efficiency. Specifically, these changes have resulted in improvements in material procurement, production scheduling, production processes, packaging, inventory control and storage and shipping functions.

     Research and Development Efforts. In 1998 and 1999, we significantly increased expenditures in research and development, both in absolute dollars and as a percentage of product sales. These increases were primarily related to the development of capabilities and products in the areas of nucleic acid purification and analysis and genomics and bioinformatics, including microarrays and quantitative PCR systems. We intend to spend over two-thirds of our research and development budget in 2000 on these areas.

     SNP Discovery Project. In 1997, we identified an opportunity to invest in the discovery and cataloging of unique single nucleotide polymorphisms, or SNPs. Because this opportunity represented a departure from our core business strategy, we formed a new company, Phenogenex, to pursue significant research and development investments in this area. In 1999, we determined that several companies with substantially greater resources than us were beginning to pursue similar strategies in this area. For this reason, we discontinued this project in 1999.

     Stock Compensation Charges. One of our subsidiaries, Stratagene, has a phantom stock plan providing for phantom stock rights and phantom stock option rights for some of our employees. The plan was intended to provide additional compensation and incentives for employees without providing stockholder rights. We have historically recognized expense in connection with this plan based on valuations prepared by an independent third party. In 1999, we recognized charges of approximately $5.5 million in connection with phantom stock rights and phantom stock option rights under the phantom stock plan. Of this $5.5 million charge, approximately $4.3 million will be settled through the issuance of options to acquire our common stock to holders of phantom stock option rights. The balance will be settled in cash payments to holders of phantom stock rights. The expenses recorded in previous years in connection with this plan were not material. The 1999 expenses were significantly higher than the amounts recognized for previous years due to the substantial increase in our valuation in connection with this offering.

     In March 2000, the holders of phantom stock rights agreed, subject to the completion of the offering, to terminate these rights in exchange for a cash payment equal to the value of such phantom stock rights, based on the initial public offering price, and options to purchase our common stock. We also agreed, subject to the completion of the offering, to convert the phantom stock option rights into options to purchase our common stock. As a result of the termination of the phantom stock plan, upon the closing of the offering we will issue options to purchase an aggregate of approximately 462,648 shares of our common stock and make aggregate cash payments of approximately $1.2 million. We expect to incur total non-cash charges of approximately $0.5 million over the next several years in connection with the termination of the phantom stock plan.

RESULTS OF OPERATIONS

     Stratagene and BioCrest Holdings are under common management and ownership. Accordingly, we have presented audited financial statements of the two companies on a combined basis. Our financial statements reflect the combined results of the two companies for all periods presented. Upon the consummation of the offering, BioCrest Holdings will be merged with and into Stratagene Holding Corporation. See Note 1 to our combined financial statements for additional information.

  YEARS ENDED DECEMBER 31, 1999 AND 1998

     Total Revenue. Revenue decreased $1.9 million, or 3%, from $53.2 million in 1998 to $51.3 million in 1999. Product sales also decreased $1.9 million, or 4%, from $52.7 million in 1998 to $50.9 million in 1999. These decreases were primarily attributable to significant operational disruptions resulting from the Texas relocation and related organizational changes, and the effect of European currency exchange rates. Netting out the currency effects from international direct sales, total worldwide product sales decreased 2% in 1999 from 1998. We expect that future revenue will depend on a number of factors, including the market acceptance of our new products, competitive conditions, and the continued funding of customer research budgets.

     Cost of Products Sold. Cost of products sold decreased $0.2 million, or 2%, from $15.0 million in 1998 to $14.8 million in 1999. As a percentage of product sales, cost of products sold increased from 28% in 1998 to 29% in 1999. Cost of products sold for these periods included $0.4 million and $0.5 million, respectively, in overhead costs associated with the Texas relocation and related organizational changes. Excluding these costs, cost of products sold as a percentage of product sales would have been 28% for both of these periods. The absolute decrease in cost of products sold is primarily the result of the decrease in product sales in 1999.

     Proprietary Research and Development Expenses. Proprietary research and development expenses increased $3.6 million, or 47%, from $7.8 million in 1998 to $11.4 million in 1999. As a percentage of product sales, proprietary research and development expenses increased from 15% in 1998 to 22% in 1999. The increase resulted primarily from our strategic decision in early 1999 to significantly increase our investment in research and product development. The increase also resulted from expenses associated with the SNP discovery program, which has since been discontinued. We spent $1.2 million and $2.1 million on the SNP discovery program in 1998 and 1999, respectively. We intend to continue to spend significant amounts on proprietary research and development in the future in an effort to accelerate new product introductions. However, we expect that proprietary research and development expenses as a percentage of revenues will decrease gradually as revenues increase.

     Selling and Marketing Expenses. Selling and marketing expenses decreased $1.0 million, or 7%, from $14.0 million in 1998 to $13.0 million in 1999. As a percentage of total revenue, selling and marketing expenses decreased from 26% in 1998 to 25% in 1999. The decrease in selling and marketing expenses resulted primarily from the impact of the streamlining of our sales and marketing operations in early 1999. In the future, we expect to increase our spending on selling and marketing in an effort to increase our market penetration and to support new product launches.

     General and Administrative Expenses. General and administrative expenses increased by $0.9 million, or 12%, from $7.5 million in 1998 to $8.4 million in 1999. As a percentage of total revenue, general and administrative expenses increased from 14% to 17% for these periods. These increases were primarily due to higher overhead associated with new facilities and increased spending on operating infrastructure and information systems to support anticipated future growth.

     Stock Compensation Charges. We incurred stock compensation charges in 1999 of $5.5 million in connection with phantom stock rights and phantom stock option rights under our phantom stock plan. See "-- Recent Developments -- Stock Compensation Charges" for more information.

     Restructuring Costs. We incurred $0.3 million and $0.4 million in restructuring costs in 1998 and 1999, respectively. These costs were primarily related to severance payments to former employees in connection with the Texas relocation and related organizational changes.

     Other Income (Expense), Net. Other income, net increased to $0.8 million in 1999 from 1998, primarily from our receipt of a settlement of a dispute with a third party related to patent interferences.

     Provision for Income Taxes. We recorded a $1.8 million tax benefit in 1999. Our effective tax rate decreased from 47% in 1998 to 42% in 1999, due to state tax planning strategies.

     Adjusted Earnings from Operations. Adjusted earnings from operations of $3.5 million in 1999 is defined as earnings from operations adjusted for the exclusion of stock compensation charges and restructuring costs from operating expenses. Adjusted earnings from operations of $3.0 million in 1998 reflects earnings from operations adjusted for the exclusion of restructuring costs from operating expenses.

  YEARS ENDED DECEMBER 31, 1998 AND 1997

     Total Revenue. Revenue increased $3.8 million, or 8%, from $49.4 million in 1997 to $53.2 million in 1998. Product sales increased $3.9 million, or 8%, from $48.8 million in 1997 to $52.7 million in 1998. These increases were primarily the result of strong market demand, particularly for our genetic technologies and enzyme preparation products.

     Cost of Products Sold. Cost of products sold increased $0.5 million, or 3%, from $14.5 million in 1997 to $15.0 million in 1998. As a percentage of product sales, cost of products sold decreased from 30% in 1997 to 28% in 1998. Cost of products sold for 1998 included $0.4 million in overhead costs associated with the Texas relocation and related organizational changes. The decreases in cost of products sold as a percentage of product sales resulted primarily from a shift in product sales mix towards higher margin products.

     Proprietary Research and Development Expenses. Proprietary research and development expenses increased $3.3 million, or 76%, from $4.4 million in 1997 to $7.8 million in 1998. As a percentage of product sales, proprietary research and development costs increased from 9% in 1997 to 15% in 1998. Proprietary research and development expenses for 1998 included $1.2 million in costs associated with the SNP discovery program, which has since been discontinued. The remainder of the increase in proprietary research and development expenses related to our increased emphasis on the development of capabilities in the areas of genomics and bioinformatics, and nucleic acid purification and analysis.

     Selling and Marketing Expenses. Selling and marketing expenses increased $2.2 million, or 19%, from $11.8 million in 1997 to $14.0 million in 1998. As a percentage of total revenue, selling and marketing expenses increased from 24% in 1997 to 26% in 1998. The increase was the result of increased costs associated with the Texas relocation and related organizational changes, and the expansion of our sales and marketing organization in Europe.

     General and Administrative Expenses. General and administrative expenses increased $1.9 million, or 33%, from $5.7 million in 1997 to $7.5 million in 1998. As a percentage of total revenue, general and administrative expenses increased from 11% to 14% for these periods. The increase was primarily due to increased overhead associated with new facilities and increased costs associated with the Texas relocation and related organizational changes.

     Restructuring Costs. We incurred $0.3 million in restructuring costs in each of 1997 and 1998. In 1997, these costs were primarily related to the consolidation of our European sales operations. In 1998, these costs were primarily related to severance payments to former employees in connection with our Texas relocation and related organizational changes.

     Provision for Income Taxes. Our effective tax rate increased from 44% in 1997 to 47% in 1998, due to the adjustment of deferred tax assets related primarily to changes in where we conduct our business and the related jurisdictional tax rates.

     Adjusted Earnings from Operations. Adjusted earnings from operations of $5.0 million and $3.0 million in 1997 and 1998, respectively, is defined as earnings from operations adjusted for the exclusion of restructuring costs from operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

     Our liquidity requirements have historically consisted principally of research and development expenses, sales and marketing expenses, debt service, capital expenditures, working capital and general corporate purposes. We have funded these requirements primarily through cash from operations, supplemented with borrowings under our credit facilities.

     We generated net cash from operating activities of $1.4 million in 1999. We used $0.5 million of net cash in our investing activities in 1999. Capital expenditures and additions to patents for 1999 totaled $3.5 million and $0.7 million, respectively. We used $6.2 million in net cash for our financing activities in 1999, which included the repayment of $10.8 million in debt.

     As of December 31, 1999, we had cash, cash equivalents and restricted cash totaling $4.2 million and working capital totaling $5.0 million. Our funds are currently invested in U.S. Treasury and government agency obligations, commercial paper and interest-bearing securities.

     As of December 31, 1999, we had $36.6 million in total debt. This debt included $17.9 in convertible subordinated notes, $9.1 million in industrial revenue bonds, $6.6 million under our term loan facility and $3.0 million in other debt and notes payable. We are not in compliance with certain financial covenants as of December 31, 1999 under our bank credit facilities. The lender under these credit facilities has waived our failure to comply with these covenants. In March 2000, we repaid $2.5 million under our revolving credit facility. In connection with the offering, the convertible subordinated notes will be converted into shares of our common stock. With the exception of the industrial revenue bonds, we will repay in full all outstanding debt with a portion of the proceeds from this offering.

     Upon the closing of the offering, we will have $5.0 million in available borrowing capacity under our revolving credit facility. All of our assets and the shares of capital stock of our subsidiaries, Stratagene and BioCrest Manufacturing, are pledged to the lender under the revolving credit facility to secure borrowings thereunder. The revolving credit facility contains a number of financial and restrictive covenants, including restrictions on our ability to pay dividends to our stockholders.

     We expect that the proceeds from the offering, our funds from operations, our existing funds and our available borrowing capacity will be sufficient to fund our operations and meet our capital requirements for the foreseeable future. If this offering is not completed, we believe that our existing resources would be sufficient to fund our operations and meet our capital requirements for the foreseeable future, although this may limit our ability to grow our business. Our future capital requirements and the adequacy of our available funds will depend on many factors, including the magnitude of our research and development programs, the success of those programs in producing commercial products, the effectiveness of our expanded sales and marketing efforts, the cost involved in procuring, maintaining and enforcing intellectual property rights, and competing technological and market developments.

CURRENCY HEDGING AND FOREIGN CURRENCY TRANSLATION

     We conduct business transactions with our subsidiaries and distributors in Europe and Canada, in local currencies. The translation from local currencies to the U.S. dollar is translated for balance sheet accounts using the current exchange rate in effect at the balance sheet date and for revenues and expense accounts using the average exchange rate during the period. The effects of translation are recorded as a component of accumulated other comprehensive income (loss). Exchange gains and losses are recorded using the actual exchange differences on the date of the transaction.

     We purchase short-term, forward exchange contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities and commitments for operating costs denominated in foreign currencies. We enter into these contracts to protect against economic losses associated with foreign exchange transactions. Gains and losses on the hedges offset a majority of the increases or decreases in our local currency operating income in the corresponding periods. The contracts have maturity dates that do not normally exceed 12 months. The unrealized gains and losses on these contracts are deferred and recognized in the results of operations in the period in which the hedged transaction impacts earnings. We do not purchase short-term forward exchange contracts for trading purposes. We recorded $0.3 million in foreign currency transaction gains in 1999 as a result of our hedging activities.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our primary financial market risks include fluctuations in currency exchange rates and interest rates. As of December 31, 1999, we had outstanding foreign currency forward contracts totaling $4.2 million for the purchase of 2.6 million British pounds and $4.0 million for the purchase of 4.0 million Euros.

     At December 31, 1999 a hypothetical 100 basis point change in short-term interest rates on our variable rate debt would have resulted in a change of $0.1 million in annual pre-tax income.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement was amended by SFAS 137 which defers the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 is effective for our first quarter in the fiscal year ending December 31, 2001 and is not expected to have a material effect on our financial position or results of operations.

YEAR 2000 EFFECT ON COMPUTER SYSTEMS

     Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately recognize 21st century dates from 20th century dates due to the two-digit date fields used in many systems. We made the transition from the 20th century to the 21st century without any immediate adverse impact. However, computer experts have warned that there may still be residual consequences of the change in centuries; consequently, we cannot provide assurances that we, our customers or our suppliers will not suffer Year 2000 issues in the coming months. As a result, we will continue to monitor our Year 2000 compliance and the Year 2000 compliance of our customers and suppliers. Given the general uncertainty surrounding Year 2000 issues and our inability to control Year 2000 compliance of our customers and suppliers, we are unable to determine at this time whether the Year 2000 problem will have a material adverse effect on our business.

     The discovery of Year 2000 errors or defects in our internal systems could disrupt our business and require us to incur significant, unanticipated expenses to remedy them. Year 2000 defects could also result in claims and litigation against us, which could subject us to significant costs and could require substantial attention from our management. Similarly, the demand for our products could be affected by Year 2000 issues affecting our customers and suppliers, which would harm our operating results.

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                                    BUSINESS

OUR COMPANY

     We develop and manufacture biological products and instruments designed to improve the speed and accuracy of molecular biology and genomics research. We market our products to researchers at academic and government institutions and pharmaceutical, biotechnology and industrial companies, in the U.S. and internationally. These researchers use our products to identify genes, study how cells are regulated by genes, determine the molecular mechanisms of health and disease, search for new drug therapies and test the safety of compounds used in food and pharmaceuticals.

     Our products incorporate a diverse range of molecular biology technologies, such as gene transfer, gene expression, gene cloning, gene libraries, functional genomics, nucleic acid purification and analysis, microarrays, DNA replication and DNA sequencing. We offer a broad portfolio of products in each of the following three market categories:

     - Genetic Technologies: Our genetic technologies products help researchers isolate and analyze genes and the proteins that they produce. These products include reagents, kits, cells and cell-derived products, and gene sequences.

     - Nucleic Acid Purification and Analysis: Our nucleic acid purification and analysis products help researchers purify and analyze DNA and RNA from a variety of human and non-human sources.

     - Genomics and Bioinformatics: Our products in this category include proprietary and non-proprietary gene sequences, spotted as miniaturized arrays on glass slides. This permits faster and more complex analysis of the control of gene expression as required by high throughput screening efforts. We have integrated unique Stratagene software tools, including web-based gene analysis, with our microarrays and gene clones to permit researchers to correlate information about the functions of genes.

     Overall sales of molecular biology and genomics research products, which include products in these three market categories, totaled approximately $2.5 billion in 1999. The established genetic technologies market is estimated to be growing at almost 10% per year. Estimates indicate that the nucleic acid purification and analysis market and the genomics and bioinformatics market are growing at almost 15% and approximately 25% to 50% per year, respectively. We believe that the overall molecular biology and genomics research products market will continue to expand due to several factors, including:

     - intensifying competition between pharmaceutical and biotechnology companies to discover new drugs;

     - a growing need to identify genes and to analyze their functions based on new information generated by genome sequencing projects;

     - increasing levels of government spending for life sciences research; and

     - a proliferation of new research initiatives made possible by rapidly changing molecular biology and genomics research techniques.

     We believe that our competitive strengths position us to compete effectively within the molecular biology and genomics research products market. These strengths include innovative product research and development, a diverse intellectual property portfolio, a dedication to quality and customer service, effective sales and marketing, and an experienced management team.

     Our strategy is to continue to develop leadership positions in existing and emerging categories of the molecular biology and genomics research products market by developing and marketing novel, innovative products that deliver superior value to our customers. In executing our strategy, we will continue to focus on our expertise in genetic technologies, such as chemical manipulation of genes, while aggressively

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seeking to build on our expertise in nucleic acid purification and analysis and genomics and bioinformatics. As part of our strategy, we are:

     - increasing our investments in research and development to accelerate new product development and intellectual property creation;

     - expanding our sales and marketing capabilities in new product areas and geographic regions; and

     - introducing new products in existing and newer target markets.

SCIENTIFIC OVERVIEW

  DNA is the Genetic Blueprint That Directs Cell Activity

     Living material is typically compartmentalized into cells. Each cell contains a set of instructions, or genetic information, which directs the cell's activities. This genetic information is encoded in a large, double stranded chemical chain called deoxyribonucleic acid, or DNA. There are four "letters" which comprise the genetic code, corresponding to chemical side groups, or nucleotides, on the chain. These nucleotides are labeled adenosine (A), cytosine
(C), guanosine (G), and thymidine (T). The sequence of the letters in a DNA chain contains information, much as the specific sequence of dots and dashes in Morse code contains information. The entire human genetic code, referred to as the human "genome," is believed to contain about 3 billion letters.

     DNA can be copied by an enzyme called a DNA polymerase. The polymerase facilitates the synthesis of a new copy of the DNA code by using the original copy as a template. Cells copy their DNA when they divide, so that a cell will inherit the same information as its parent cell. Cells also copy their DNA into ribonucleic acid, or RNA, using an enzyme called an RNA polymerase. Of the 3 billion letters of the human genetic code, approximately 10% is copied into RNA. This 10% contains what is referred to as the "genes" within the genetic code. The function of the other 90% of the genetic code is not yet clear, although some of it is involved in turning genes on and off.

     Some RNA copies of genes act as "messengers," carrying information from the DNA to the protein synthetic machinery of the cell, and are accordingly referred to as messenger RNA. This protein synthetic machinery uses another specific type of RNA, called "transfer RNA," to interpret the code of the messenger RNA and use it to build proteins. Typically, groups of three letters comprise a word, or "codon." Each codon corresponds to a specific amino acid. The codon sequence in a given messenger RNA corresponds to the amino acid sequence of the derived protein.

     Proteins form the architecture of the cell and carry out various tasks, such as metabolizing nutrients and disposing of wastes. DNA polymerases and RNA polymerases are proteins. Accordingly, a cell may contain "feedback loops," whereby genetic information is translated into proteins and such proteins can in turn affect the translation of genetic information. The control signals for these feedback loops are being characterized by researchers and are part of the field referred to as gene expression analysis. While all cells contain the same genetic information, different types of cells translate different parts of their genetic code into RNA and proteins and, therefore, have different functions. The translation of this information into RNA and proteins is often called gene expression. For example, a skin cell may need to express proteins involved in the creation of skin pigment whereas a blood cell may need to express proteins involved in the transport of oxygen. The signals for such differential gene expression are contained in the DNA, but can only be interpreted if a cell contains the proper proteins capable of recognizing such signals. The cascading feedback loops involved in the development of a multicellular organism from a single cell are enormously complex and form the basis for current molecular biology and genomics research activity.

  Genomics is Changing the Way Drugs are Developed

     Much of the current drug development process is focused on the protein products of cells. Proteins can be "drug targets." This means that a drug can enhance or interfere with the action of a cellular protein in a way that creates a beneficial effect. In the past, researchers would laboriously purify proteins

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from natural sources to provide target proteins for drug screening assays, or analysis. However, recombinant DNA technology has provided a faster and less expensive route to the production of protein targets for drug discovery. With this technology, the researcher will clone, or copy, the gene containing instructions for the synthesis of protein products. This recombinant protein product can then be used as a relatively inexpensive, renewable source of targets in high throughput drug screening assays. This route to drug discovery requires knowledge of the protein target likely to be involved in a disease process and the sequence of the gene that encodes the protein.

     While there are many definitions for genomics, the general concept is to apply DNA technologies on a whole-genome scale. Genomics entails viewing the genetic code of an organism as a whole, rather than on a gene by gene basis. Gene sequences are being found at a rate that far exceeds the rate at which researchers can determine the functions of the proteins corresponding to these gene sequences. For the past 20 years, researchers have been isolating and sequencing one gene at a time. Now, efforts funded by the National Institutes of Health, Incyte Pharmaceuticals, Human Genome Sciences, Celera Genomics and others are aimed at determining the sequence of entire genomes. It is likely that by the end of the year 2000, most of the 3 billion letters of the human genetic code will be known. Full genome sequences for yeast, worms (C. Elegans), the fruit fly (D. Melanogaster) and a number of bacterial species are now known or will soon be released.

     While the genetic codes for many species will be known, the specific sequences of the individual genes within the genetic code will take some time to uncover. Gene identification efforts are being undertaken by researchers both in academia and in biotechnology companies. Computers are extremely helpful in this effort. However, computer-based identification can be facilitated greatly by supplementing the genome sequence with additional laboratory information. This will expand the demand for molecular biology and genomic research products.

     Determining the functions of human genes and their corresponding proteins, especially as these functions relate to the processes that cause disease, including their interactions and relationships to each other, will present significant challenges to researchers. Accordingly, this will require large expenditures and long-term research efforts. In addition, molecular biology and genomics are being applied to livestock and agriculture, as well as the food industry. Thus, molecular biology, and its application to genomics, is a core expertise needed for most life sciences research today.

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  How Stratagene Helps Molecular Biology and Genomics Researchers

     Almost all molecular biology research, whether in an academic laboratory or at a pharmaceutical or biotechnology company, involves the manipulation of genes and the proteins produced from genes. These researchers use the core tools and techniques shown below to identify, analyze and determine the function of genes.

                         [GENETIC RESEARCH FLOW CHART]

  Genetic Technologies

     Genetic technologies help researchers identify genes and produce proteins. Identifying genes and producing proteins from genes, either in cells or in isolation, are crucial to identifying potential therapeutic drugs. For example, a pharmaceutical researcher might want to develop assays that measure the relative binding strengths of a specified chemical to the protein produced by a gene that appears to be involved in a type of brain tumor. If so, the researcher will want to obtain copies of the relevant genes. In addition,

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the researcher might want host cells that are engineered to express these relevant genes, such that, when a binding event occurs a measurable signal is generated.

     Genetic technologies are typically designed to achieve three results:

     GENE CLONING. If a desired gene is not available to a researcher, the researcher will want to search for the gene in a gene library. It is important to recognize that having the DNA sequence of a gene does not mean that the chemical gene entity is available. While small genes can be synthesized chemically, larger genes currently need to be obtained from a biological source. Gene libraries are large collections of the genes from a species of interest. The genes typically are placed into DNA "vectors" that permit the replication of such genes in foreign species, such as bacteria. This process is known as cloning.

     Most gene cloning experiments are performed in laboratory strains of bacteria that have been made safe for day to day handling. We have genetically engineered several laboratory strains to optimize them for their ability to accept foreign, or non-bacterial, DNA and to create foreign proteins. Bacteria that have been treated in a way to accept foreign DNA are called "transformation competent." Stratagene leads the industry in producing transformation competent bacteria with the highest chemical transformation efficiencies. These high efficiencies allow researchers to make very large gene libraries from small amounts of DNA.

     Researchers typically screen gene libraries using specially designed DNA or RNA probes to find specific genes of interest. Because DNA sequences having similar or identical codes "hybridize," or stick to each other, under appropriate conditions, it is possible to find genes of interest within a gene library by looking for specific hybridization to clones contained in a gene library. Stratagene has been selling gene and complementary DNA, or cDNA, libraries for over 10 years, and has produced libraries from many different species.

     GENE EXPRESSION. While bacteria and mammals use the same genetic code to make proteins, certain codons in the genetic code are found more commonly in mammals than in bacteria. Thus, bacteria are not efficient at reading these mammalian codons. Consequently, bacteria do not make mammalian proteins as efficiently as they make bacterial proteins. By placing certain mammalian-like transfer RNAs into bacteria and increasing the level of transfer RNA in bacterial cells, Stratagene's gene expression technologies have enhanced the ability of bacteria to make large amounts of mammalian proteins.

     GENE FUNCTION. As more genome sequences become known, researchers will shift their attention from looking for genes by traditional gene sequencing techniques to looking for genes using some aspect of their function as the detection mechanism. For example, a gene screening system called the "two-hybrid system" looks for interactions between the protein products of genes. This system enables researchers to find proteins that normally interact with other proteins, thus providing a means for mapping out protein interaction pathways. The pathways are important because they represent the communication pathways within cells. For example, cells may have proteins on their surface that can detect a hormone. The hormone's signal may be communicated to the interior of the cell by a series of interactions between proteins. Knowing the specific proteins involved in these interactions can be useful when attempting to find drugs that block or mimic certain signaling events.

     Another method for analyzing gene function involves the use of "expression libraries." These libraries utilize "expression vectors." Expression vectors contain a specific gene of interest. Expression vectors are capable of directing the synthesis of the protein encoded by this gene in a way that allows the protein to be fully functional. Retroviruses, which are RNA containing viruses, make good expression vectors. The genomes of these viruses can be engineered so that they carry an RNA copy of a gene of interest as well as the viral genes needed for movement of the genes into a cell and the expression of such genes. Stratagene sells a number of retroviral expression vectors.

     A gene library constructed using a retroviral expression vector can introduce various genes into mammalian target cells, and the expressed genes can have a detectable impact on the mammalian cells. For example, suppose that mammalian cells are engineered such that they produce a detectable signal, such as fluorescent light emission, if a particular protein-signaling pathway has been activated. These cells
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can then be used as hosts for infection by a retroviral expression library. The host cells become infected with different retroviral expression vectors containing different genes. Hundreds of thousands of cells can be examined for fluorescent light emission, and those cells that produce a fluorescent light signal may contain a gene from the library that activates the protein-signaling pathway. The gene within the retroviral expression vector can be identified and then further studied for its role in cellular signaling and control. Such protein pathways can lead to the discovery of potential targets for drug intervention.

     Sometimes researchers wish to alter the genetic code of a gene to study the impact of mutations on gene or protein function. For example, certain genes that control cell division can cause cancer if mutated at certain locations within the genetic code. Researchers sometimes wish to replicate such mutations in the laboratory, or to find new mutations that may have similar effects. Stratagene's QuikChange kits allow researchers to alter the genetic code of genes precisely. As more and more genes are discovered, the interest in such mutation work should increase significantly.

     Once researchers have their DNA clones of interest, whether natural or mutant, they often wish to place the relevant DNA clone into a host cell to make the encoded protein. If they wish to place the DNA into a mammalian cell, which is referred to as "transfection," some type of gene transfer chemical is typically used. Stratagene's transfection products are among the most efficient at facilitating the transfer of DNA into mammalian cells.

     Sometimes genes contain the proper regulatory sequences to permit expression after transfection into mammalian cells. More often researchers want to join a specific part of the gene known as the "open reading frame" with powerful regulatory sequences derived from other genes. Regulatory sequences derived from viral genes are particularly advantageous, since viruses are generally well equipped to activate themselves in many different cell types and in high levels. Stratagene sells a number of expression vectors with viral regulatory sequences.

     One particularly interesting gene for gene expression studies produces green fluorescent protein. Green fluorescent proteins are found in many species, although the genes for only a few of them have been cloned. We have isolated a gene for green fluorescent protein from the organism Renilla reniformis, commonly known as the "sea pansy." This gene has particularly advantageous spectral properties. If the gene is placed into an expression vector, host cells containing the gene will glow a green color. If the open reading frame of this green fluorescent protein is attached to the open reading frame of another gene of interest, the resultant protein can be visualized with a microscope, and its location in the cell can give information regarding the function of the gene of interest. In addition, this green fluorescent protein gene can be placed into a cell in association with regulatory sequences that are part of a protein-signaling pathway. Activation of this green fluorescent protein gene, detected by light emission, indicates that the particular protein-signaling pathway has been activated. This can be very helpful in dissecting the elements of protein-signaling pathways.

  Nucleic Acid Purification and Analysis

     Not all molecular biology research applications involve the cloning of genes initially. Often, researchers wish to study the natural state of DNA or RNA straight from the species of interest. For example, researchers may wish to determine whether there are mutations in the DNA of an individual, or they may wish to determine whether specific genes are present in greater or fewer copies than normal. Researchers may also study the level of messenger RNA corresponding to certain genes to determine how active such genes are in a given cell. As an initial step, these processes require the purification of DNA or RNA from other cellular components, and our purification kits address this need.

     To determine which gene or genes might be of interest for further study, researchers chemically label cellular RNA to make a probe. This is followed by the hybridization of this probe to DNA of interest. DNA sequences that are complementary to the RNA probe bind most strongly. If a researcher compares the binding of the probes obtained from different RNA samples to the particular collection of genes, it is possible to find genes whose RNA is differentially expressed among the tissue sources from which the RNA was prepared.
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     A newer approach involves the use of microarrays. Microarrays consist of many gene fragments printed onto a glass surface. Hybridization of RNA provides researchers a highly parallel way of determining which genes are more or less active in various tissues. This type of information can give clues as to which genes may be involved in certain disease pathways or developmental pathways, or involved in basic cellular control mechanisms.

     Once genes have been identified using microarrays, researchers will want to validate their observations with a more quantitative method, such as quantitative, real-time PCR, known as QPCR. The polymerase chain reaction, known as PCR, is a process for replicating specific DNA sequences, such as a target gene, in a test-tube. This process is widely used in molecular biology research. The DNA is repeatedly heated and cooled in the presence of a DNA polymerase. The DNA polymerase duplicates the DNA in each heating and cooling cycle. In theory, there is a two-fold increase in the amount of DNA present in the test-tube after each cycle. Actual yields are slightly less than two-fold per cycle and vary with the DNA being duplicated and the quality of the DNA polymerase being used. After 20 to 30 heating and cooling cycles, previously undetectable amounts of specifically targeted DNA can be increased in yield by over a million-fold. Ideal characteristics of DNA polymerases include stability, processivity, that is, the length of chains replicated, accuracy and yield.

     The availability of heat-stable DNA polymerases has greatly increased the versatility of PCR. These polymerases can withstand boiling water temperatures that are needed in the PCR process. The market leading thermostable polymerase, Taq DNA polymerase, suffers from several limitations. For example, genes replicated with Taq DNA polymerase often contain undesired mutations. We have isolated another DNA polymerase, Pfu, from an archeabacterium called Pyrococcus furiosus, which is found in deep-sea thermal vents.

     Polymerases in cells typically function together with a number of protein accessory factors. These factors can greatly enhance the yield of PCR reactions. Current formulations of Pfu, including these accessory factors, provide more accurate and longer DNA copies than Taq DNA polymerase in comparable yields. Stratagene holds patents and patent applications covering Pfu polymerase, accessory factors and a range of Pfu formulations.

     The quantitative PCR process measures the rate of increase in yield of specific DNA molecules. From this growth rate, the initial concentration of such DNA can be determined. A process called reverse transcriptase PCR can determine the starting concentration of an RNA molecule by first replicating it into a DNA molecule, using a polymerase called reverse transcriptase, and then amplifying the amount of the DNA molecule using PCR. Quantitative PCR can be carried out on several DNA or RNA target molecules simultaneously, thus making it possible to measure their relative initial concentrations quantitatively. This information can be used to validate differential RNA measurements made with DNA microarrays.

  Genomics and Bioinformatics

     With the advent of high throughput DNA sequencing efforts, the amount of genetic sequence information available from human and other organisms has dramatically increased over the last few years. The availability of this information has profound consequences for molecular biology and genomics researchers. Researchers can now save time and money by rapidly focusing their research on classes of related genes. However, effectively using this information also requires that researchers have available several enabling technologies. These bioinformatics technologies include software and hardware for large-scale sequence recognition and predictive and statistical analysis of gene sequences and protein structure. In anticipation of revolutionary changes in genomics, we have developed a number of new products that target the fast growing genomics and bioinformatics market.

     The cataloging of known and previously unknown related families of genes is currently progressing in earnest. A substantial part of the human genome that encodes proteins has been sequenced and similar efforts to sequence the entire genome are expected to be completed within the next few years. Easily accessible, well-annotated data banks to compare these sequences with a researcher's gene sequence of
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interest are highly valuable. Proprietary sequences, unique to given databases, greatly enhance the value of the database as does the ability to order the desired genes in a well-defined genetic context. Stratagene's product offerings include proprietary clones, gene sequence analysis and web-based ordering of well-characterized clones.

     With the increased number of gene sequences, researchers need to analyze a large number of genes in parallel. The arraying of genes on a solid surface, known as microarrays, provides a highly versatile means of analyzing a large number of gene sequences at the same time. Researchers can screen such microarrays for evidence of differential gene expression between normal and diseased tissues. Genes that are differentially expressed are candidates for researchers to seek to obtain physical copies of the gene itself. Stratagene's microarray products target this fast growing market with proprietary and non-proprietary gene sequences.

     A number of genes, such as those involved in cancer, cell death, protein signaling, cell growth, DNA repair and other interesting cellular processes, are of particular interest to molecular biology researchers. The availability of these genes as sequences on microarrays, in expression systems and in cells is highly valuable to researchers. Stratagene has created a broad line of products to address the emerging genomics and bioinformatics market, including numerous proprietary genes and several alternatively spliced versions of known gene sequences.

MARKET OPPORTUNITY

     Sales of molecular biology and genomics research products, including genetic technologies, nucleic acid purification and analysis products and newer genomics and bioinformatics products, totaled approximately $2.5 billion in 1999. Researchers spent over $1.6 billion in 1999 on genetic technology products and supplies, such as chemicals, reagents, enzymes and kits. This market is estimated to be growing at almost 10% per year. In addition, sales of nucleic acid purification and analysis products totaled approximately $700 million and are growing at almost 15% per year. The newer market for genomics and bioinformatics products is estimated at $300 million and is growing at approximately 25% to 50% per year.

     The market for these products and for related services consists of the academic market, which includes universities and government institutions, and the commercial market, which includes pharmaceutical, biotechnology and industrial companies. Several factors are driving the growth of the molecular biology and genomics research products market:

     - Accelerated investment in commercial research and intensifying competition to discover drug therapies. As more genes of the human and other genomes are sequenced, we believe that the focus of research will shift toward discovering the specific functions of each gene, particularly those implicated in the processes that cause disease. Companies trying to develop commercially viable therapeutic and diagnostic products based on such discoveries hope to rapidly establish and protect intellectual property rights by obtaining patents or licenses covering these full-length genes and their encoded proteins. The desire to secure proprietary positions increasingly leads companies to seek a competitive advantage by adopting methods that can accelerate their efforts to discover new drugs.

     - High throughput sequencing and genome sequencing projects. High throughput automated DNA sequencing is a recent innovation that has made it technically and economically feasible to sequence the entire DNA in a genome. The U.S. government launched the Human Genome Project in October 1990, at which time it committed $3.0 billion to the project to determine the DNA sequence of the estimated 3 billion nucleotide letters contained in the human genome. The U.S. government has announced its intention to accelerate the pace of the human genome project, producing a "rough draft" of the genome in the year 2000 and a complete human genome sequence by 2003. This has greatly accelerated the use of molecular biology and genomics research tools. Accordingly, we believe that the market for gene cloning, gene expression and gene analysis technologies will continue to expand as researchers attempt to determine the function of the many genes for which sequence data will become available.

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     - Increasing government funding.  The National Institutes of Health is the largest purchaser of research products and services in the world. In October 1998, the U.S. Congress approved a 15% increase in NIH funding, raising its 1999 budget to $15.6 billion. The U.S. Congress has stated its intention to double the NIH budget in the next five to seven years. Other governments are similarly increasing funding for biomedical research. In the past, funding increases of this nature have resulted in a corresponding increase in the purchase of molecular biology research products and services.

     - Proliferation of high throughput molecular biology techniques. The advent of high throughput technologies for DNA sequencing and gene expression analysis has greatly increased the number of genes that researchers can analyze. In addition, these newer technologies have enabled research to be performed on a much larger scale. For example, researchers previously used to study one or two genes at a time. Newer microarray technologies simultaneously provide information on tens or hundreds of genes. High throughput techniques have increased demand for biological products and detection instrumentation.

     These factors have increased demand for new products and technologies which lower the cost and increase the efficiency and accuracy of molecular biology and genomics research.

STRATEGY

     Our long-term growth has been built primarily on innovative product development by our internal research and development organization. Dr. Sorge and over 40 other doctorate level employees identify emerging market opportunities and develop innovative products to address these opportunities. We maintain a strong research and development expertise across diverse molecular biology and genomics research applications. The breadth of research and development expertise and emphasis on new product offerings has fostered a culture within Stratagene that promotes innovation.

     Our strategy is to continue to develop leadership positions in existing and emerging categories of the molecular biology and genomics research products market by developing and marketing novel, innovative products that deliver superior value to our customers. The key elements of our strategy include:

     - Lead through innovative research and development. We emphasize the development of new products based on the latest innovations and scientific discoveries. In recent years, we have increased our investment in research and development as part of our ongoing efforts to accelerate the development of new products and strengthen our intellectual property portfolio. We believe this increased investment in research and development will allow us to continue to build on our expertise in genetic technologies, nucleic acid purification and analysis, and, more recently, genomics and bioinformatics.

     - Leverage our strong and established customer relationships to increase sales in existing and emerging growth markets. A key part of our strategy is to increase sales of new products in emerging growth markets by capitalizing on our existing customer relationships. The same customers who purchase our genetic technologies products are now also purchasing nucleic acid purification and analysis and genomics and bioinformatics products. We believe that our 15 year history of supplying innovative, high-quality genetic technologies products to our customers will enhance our ability to sell products in the nucleic acid purification and analysis and genomics and bioinformatics markets. We believe that we are ideally positioned to be the one-stop supplier of choice across the molecular biology and genomics research market.

     - Expand sales and marketing capabilities. We intend to increase the number of our direct sales representatives and establish additional direct sales and distribution channels in new geographic markets. We are also expanding the capabilities of our web site to enable us to serve the needs of our customers as they shift from conventional procurement processes to e-commerce over the Internet.

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     - Continue to deliver superior value to customers.  We will continue to deliver superior value and support for our customers through rapid delivery times, high-quality products, knowledgeable sales and technical support and an information-rich web site.

COMPETITIVE STRENGTHS

     Our competitive strengths are critical to successfully implementing our strategy. We believe that our competitive strengths position us to compete effectively within the molecular biology and genomics research products market. These strengths include:

     Innovative new product research and development. We have a long history of simplifying difficult laboratory procedures by developing products that utilize innovative technologies. For example, the introduction of our CodonPlus cells solves a long-standing problem of inefficient expression of human genes in E. coli bacteria. By placing certain human-like protein synthesis elements into E. coli, we are able to greatly enhance the bacteria's ability to synthesize human proteins.

     We intend to maintain and continually improve on our expertise in genetic technologies, such as gene transfer, gene expression, gene replication and gene detection. In addition, we recently introduced a number of new nucleic acid purification and analysis products that are competitive with those of current market leaders. We are also building on our expertise in genetic technologies by creating innovative genomics and bioinformatics product offerings that serve this rapidly growing market. Our recent increase in research and development expenditures has already resulted in a significant improvement in the rate of new product introductions over the last several months compared to historical patterns.

     Diverse intellectual property portfolio. We have a diverse portfolio of intellectual property covering products and technologies related to research in molecular biology and genomics. We offer many products in which we have a proprietary interest. As of February 29, 2000, we had 54 issued U.S. patents and over 60 pending U.S. patent applications and 34 granted foreign patents and 37 pending foreign patent applications. Additionally, we have entered into over 35 licenses with academic, government or commercial entities, which provide us with access to additional technologies.

     Dedication to quality and customer service. We carefully monitor various quality parameters for each of our products, and reject products that do not meet or exceed specifications. We have instituted many checks and balances in our manufacturing processes to yield very high quality products. Our internal quality controls are intended to ensure that our products meet or exceed customers' expectations.

     Our customers rely on us for our swift and comprehensive product support, which includes access to our highly trained technical and customer service representatives. We provide free technical support and product ordering by telephone, fax and e-mail. Our web site is available 24 hours each day for technical and ordering information. We typically fulfill most orders within 24 to 48 hours, using overnight couriers for delivery.

     Effective sales and marketing network. We have developed effective sales, marketing and distribution capabilities in the molecular biology and genomics research market. We market our products in more than 45 countries through our annual catalog and quarterly Strategies newsletter. We currently employ a technically trained U.S. sales force of 23 individuals and have 16 foreign sales representatives. We also utilize a network of 29 independent foreign distributors.

     Our sales and marketing effort is supported by our web site. Through our web site, we provide researchers with information, including announcements about new products, on-line catalogs, newsletters, technical manuals and scientific information, as well as access to free bioinformatics tools which allow our customers to search for and order our products on-line. Our web site received 40,000 hits in January 2000.

     Experienced management. Our founder, chairman of our board of directors and chief executive officer, Dr. Sorge, is directly involved in setting our strategic direction and overseeing new product research and development. Our management team is comprised of individuals with many years of industry experience in research and development, sales and marketing, manufacturing, and intellectual property

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protection and licensing. In addition to Dr. Sorge, we employ over 40 doctorate level employees. As a result of the long-standing presence of our management team in the scientific community, we believe that we are well positioned to create new and innovative products.

OUR PRODUCTS AND PRODUCT LINES

     Our on-line catalog currently has over 2,500 stock keeping units, which are represented in approximately 140 different product families. In 1999, we introduced 20 products, and we plan to introduce an additional 40 products in 2000. The following table summarizes some of our major products, product lines and products we plan to launch in 2000.
--------------------------------------------------------------------------------
                              GENETIC TECHNOLOGIES
--------------------------------------------------------------------------------

Genomic and cDNA Libraries         More than 250 different collections of genes
                                   from over 20 different species

Two-Hybrid Libraries and Vectors   Open reading frames cloned into two-hybrid
                                   vectors for interaction screening

Expression Libraries and Vectors   cDNAs cloned into retroviral expression
                                   vectors for functional screening

Competent E. coli                  Principal host cells used for gene cloning
                                   and library creation

Lambda Phage Technologies          Highly efficient gene transfer technology for
                                   library creation

QuikChange Mutagenesis Kit         Kit for making rapid and accurate changes in
                                   the genetic code of cloned genes

CodonPlus E. coli                  Host cells engineered to more efficiently
                                   produce animal proteins

GeneJammer Transfection Reagent    Chemical preparation for the efficient
                                   transfer of genes into animal cells

Renilla Reniformis GFP             A gene that produces a protein that emits a
                                   fluorescent green light used for visual
                                   detection of gene expression

Chemokine Receptor Assays          Human chemokines and their receptors
                                   formatted for high throughput screening

PathDetect Indicator Cell Lines    Mammalian cell lines containing reporter
                                   genes under the control of regulatory
                                   sequences from important gene pathways
--------------------------------------------------------------------------------
                     NUCLEIC ACID PURIFICATION AND ANALYSIS
--------------------------------------------------------------------------------

StrataPrep Nucleic Acid
Purification Kits                  Kits that simplify the purification of DNA
                                   and RNA from several sources in single or 96-well formats

Enzyme Preparations                Herculase, one of our new enzyme
                                   preparations, Pfu DNA polymerase, Taq2000 DNA polymerase and Pfu Turbo are polymerase formulations that facilitate the replication of DNA, especially when used in the PCR process

Molecular Beacons and Kits         Probes and enzymes for quantitative,
                                   real-time PCR analysis

Sentinel 2000 Instrument           A four-color instrument that measures
                                   fluorescent light during the PCR process, providing a means to make quantitative PCR measurements in real time

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

--------------------------------------------------------------------------------

                          GENOMICS AND BIOINFORMATICS
--------------------------------------------------------------------------------

GeneConnection Discovery
Microarrays                        cDNAs spotted on a glass surface

GeneConnection Discovery Clones    cDNA clones with sequences available in a
                                   searchable database

GeneConnection Expression Clones   Full length cDNA clones in an expression
                                   vector with sequences in a searchable
                                   database

GeneConnection Virtual Lab         Web-based, searchable database of proprietary
                                   and public gene sequences with links to
                                   catalog numbers and related products

pKO Gene Knockout System           Kits for removing specific genes of interest
                                   to determine the biological effects resulting from such removal

  Genetic Technologies

     Genomic and cDNA Libraries. We are well known for our genomic and cDNA library collections. These libraries have been made from over 20 different species. We have also introduced a human universal cDNA library that contains cDNAs from 29 different human tissues. This library has been arrayed onto filters to facilitate gene screening and has been organized into isolated clones in a number of 384-well plates. These libraries represent a valuable genomics resource, and have enabled us to begin to create diverse clone collections.

     Two-Hybrid Libraries and Vectors. The two-hybrid system produces positive results when two different proteins interact with each other. We have assembled libraries of open reading frames of genes in a two-hybrid vector. These libraries are used by researchers to look for clones that produce proteins capable of binding to their proteins of interest. Because we have already created the libraries, researchers simply need a clone or clones of interest, and need not create libraries of their own. We have developed libraries both in standard transcription-factor two-hybrid vectors and in our proprietary CytoTrap vector. The CytoTrap system uses a different method to detect interactions and allows researchers to identify clones that produce proteins that normally reside in the cytoplasm of the cell. These clones are more difficult to find using standard transcription-factor two-hybrid vectors. Pharmaceutical companies are particularly interested in membrane-bound proteins that act as receptors, since these proteins make good drug development targets. We also sell HybriZap vectors, which can be used by researchers to make their own two-hybrid libraries.

     Expression Libraries and Vectors. Expression libraries are constructed in vectors that express genes contained within the vectors. We have developed viral vectors, which have been stripped of their replication genes, capable of efficiently transferring genes into mammalian cells and expressing them in high concentration. Our retroviral vectors and retroviral libraries can be used to move hundreds of thousands of genes into mammalian target cells very efficiently. We offer these libraries as DNA in host cells, which researchers must convert to virus particles prior to use, or as frozen suspensions of virus particles. These suspensions are very easy to use. Researchers simply thaw them and add them to target cell cultures.

     Competent E. coli. Gene libraries are usually first constructed in E. coli bacteria. This requires the transfer of millions of genes into host E. coli. If the E. coli do not take up DNA efficiently, the libraries may be too small for researchers to use. We prepare the most efficient E. coli available for chemical transformation, permitting the creation of the most complete libraries. We have genetically engineered these E. coli to be more suitable for downstream applications. For example, DNA derived from these libraries is typically sequenced or mapped with specific enzymes. Our E. coli have been engineered to produce large amounts of pure DNA for these applications. We also have created strains that are more

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

suited for replicating unstable DNA sequences and other strains that allow higher levels of mammalian protein expression.

     Lamda Phage Technologies. The most efficient way to move genes into E. coli bacteria is by using a lambda bacteriophage vector. This is essentially a virus capable of infecting E. coli. We offer a collection of lambda phage vectors in our Lambda Zap family, as well as a protein extract, Gigapack, which are capable of packaging lambda DNA molecules into so-called phage particles. These phage particles can infect E. coli extremely efficiently. Lambda phage libraries can be made extremely large, thereby increasing the probability of containing all or most genes of interest.

     QuikChange Mutagenesis Kit. One way to determine the function of a gene is to modify its genetic code and determine the effect of the change when the mutant gene is introduced into a host cell. Sometimes researchers wish to change only a single nucleotide base of the genetic code of a gene. Making these precise changes in the genetic code requires a very accurate procedure. Our QuikChange site directed mutagenesis kit allows researchers to alter one or more nucleotide bases of the genetic code with a high degree of accuracy. The procedure is simple, fast and highly robust. The QuikChange mutagenesis kit is the market leading kit for making changes in the genetic code.

     CodonPlus E. coli. For expression of mammalian genes in E. coli bacteria, we have engineered strains of bacteria to contain higher amounts of transfer RNAs, which are used by cells to "read" messenger RNA and build proteins. Bacteria do not efficiently read mammalian codons, and thus do not make mammalian proteins as efficiently as they make bacterial proteins. By placing mammalian-like transfer RNAs into E. coli bacteria, we have enhanced the ability of these bacteria to produce mammalian proteins. Researchers can use our Codon-Plus strains for producing high levels of recombinant proteins.

     GeneJammer Transfection Reagent. The transfer of genes into mammalian cells is challenging. While viral vectors are extremely efficient at transferring genes into mammalian cells, sometimes it is not convenient to place a gene into a viral vector and the viral genes sometimes produce undesired effects. Genes also can be moved into mammalian cells with chemical reagents. We have been developing various chemical reagents to accomplish this. Our GeneJammer transfection reagent is one of the highest efficiency, non-viral reagents for mammalian gene transfer. It permits researchers to move genes into mammalian cells without the need for any viral vector or other extraneous DNA sequences. We plan to launch our GeneJammer transfection reagent by the end of the first quarter 2000.

     Renilla Reniformis GFP. Most researchers use a green fluorescent protein isolated from a type of jellyfish. We recently cloned a green fluorescent protein gene from Renilla reniformis, better known as the "sea pansy." The Renilla protein has interesting spectral properties. This product will offer researchers a new reporter gene that can be used independently or in conjunction with other reporters in target cells. We plan to launch our Renilla Reniformis GFP in the second half of 2000.

     Chemokine Receptor Assays. Chemokines and their receptors represent an area of interest for drug discovery. Chemokines are a class of specific receptor proteins that exert a specific cellular affect upon binding their specific cell surface receptors. We have cloned and expressed a series of different chemokines and their associated receptors. Pharmaceutical companies are actively seeking new drugs that can bind to chemokine receptors and thereby modulate their activity. We have developed a special expression vector that produces very high levels of chemokine receptors in mammalian cells. Receptor-bearing membranes are then prepared from such cells and sold to pharmaceutical companies for drug screening. Because pharmaceutical companies use such assays in high throughput drug screening efforts, we have received single orders for hundreds of thousands of assays for a single chemokine receptor.

     PathDetect Indicator Cell Lines. The transfer of information within cells proceeds along pathways that involve interactions between proteins. Activation of such pathways often cause certain genes to be turned on or off. This is achieved through the binding of cellular factors to regulatory sequences upstream of the particular gene. Our PathDetect cell lines contain reporter genes, for example, genes that effect the emission of light, under the control of regulatory elements that normally control expression of certain genes of interest to researchers. Cells bearing these reporter genes emit light when a pathway that activates the

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

reporter gene is stimulated. Accordingly, these cells can be used to identify drugs that activate a particular pathway. In addition, introduction of expression libraries, such as those provided by Stratagene, into live PathDetect cells can be used to find genes that activate the expression of specific genes of interest. When this product is introduced, it will be possible for a researcher to recover a gene responsible for activating a pathway in these live PathDetect cells.

  Nucleic Acid Purification and Analysis

     StrataPrep Nucleic Acid Purification Kits. StrataPrep DNA purification kits permit the easy purification of DNA from various sources. The kits are in single tube and 96-well plate formats. Genomic DNA can be isolated from blood without the need for centrifugation. The StrataPrep RNA purification kits permit the easy purification of RNA from tissue and cellular sources. These kits also are available in single tube and 96-well formats that permit ready use in high throughput applications.

     Enzyme Preparations. We have commercialized several different enzyme preparations that are used in DNA synthesis and the polymerase chain reaction, or PCR. Pfu, a DNA polymerase, synthesizes DNA with very high accuracy. However, Pfu alone does not produce as much DNA as Taq polymerase, the most widely used thermostable DNA polymerase. We have discovered factors that assist Pfu in the DNA synthesis process, thereby increasing yield. Our Pfu Turbo polymerase yields equivalent amounts of DNA as Taq polymerase and is five to ten times more accurate than Taq polymerase.

     Our Herculase product is a new formulation containing Pfu DNA polymerase that exceeds the yields obtained with Taq polymerase, and is also more accurate than Taq polymerase. We have positioned Herculase to compete in the approximately $200 million Taq polymerase market, rather than solely in the approximately $15 million high accuracy market which our other DNA polymerase formulations currently serve. We also market a recombinant form of Taq polymerase called Taq2000. For the conversion of RNA to DNA, we sell a reverse transcriptase product called StrataScript.

     Molecular Beacons and Kits. Quantitative PCR is facilitated by fluorescent probes that permit the measurement of PCR product yield during the PCR process. We have developed fluorescent DNA probes, called Sentinel Molecular Beacons, that can quantitatively detect DNA during the PCR process. The beacons contain a fluorescent emitter and a fluorescent quencher. When free in solution, the beacon does not emit significant levels of light. However, upon binding to a DNA target, the beacon emits light as a result of an increase in the molecular distance between the emitter and the quencher. Sentinel Molecular Beacons are used by researchers to detect and quantify DNA or RNA in sample preparations, as well as to detect single nucleotide polymorphisms, or differences, known as SNPs.

     We have also developed enzyme kits for use in quantitative PCR reactions. These kits contain buffers, nucleotides, enzymes, controls and protocols used in quantitative PCR analysis.

     Sentinel 2000 Instrument. Quantitative PCR is best carried out in an instrument that can perform thermocycling and fluorescent detection simultaneously. The Sentinel 2000 is designed for 96-well PCR reactions using a novel heating and cooling design. The fluorescent detection capability utilizes four separate emission light colors and four separate detection channels. Quantitative PCR probes will emit a fluorescent signal that grows in intensity as the target DNA sequence grows in intensity. Multiple quantitative PCR probes, having different fluorescent wavelength properties, can be detected simultaneously. This is particularly useful to researchers who wish to measure the relative levels of several DNAs and/or RNAs simultaneously. This makes the determination of relative RNA levels easy and accurate. For example, researchers can confirm that one type of RNA molecule may be elevated in certain tumors relative to a baseline RNA molecule, but that another type of RNA molecule may be reduced in concentration in the same tumors. This type of evidence would suggest that the genes that encode such RNA molecules, and their corresponding proteins, might be involved in the cancer process. The Sentinel 2000 is completely automated with an easy to use software interface. We plan to launch our Sentinel 2000 product in the second quarter of 2000.

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  Genomics and Bioinformatics

     GeneConnection Discovery Microarrays. Each of our microarrays has over 4,000 different spotted and arrayed DNAs on glass slides. These microarrays also contain many genes that are not available elsewhere and whose sequences are not present in public databases. Thus, researchers using our Discovery microarrays have a higher chance of discovering novel genes. Each DNA on a microarray is derived from a clone that has been sequenced, and our method of producing DNA ensures high purity of the DNA spotted on the microarrays.

     Our microarray DNAs are unique in that they are prepared from the "untranslated" regions of complementary DNA clones. The "translated" regions of cDNAs encode protein sequences. As a result, the translated regions of the genes for two family members of a gene family can be very similar to each other. If sequences corresponding to the translated regions of these genes are placed onto microarrays, various family members can bind to the same arrayed DNAs. This can cause the researcher considerable confusion about the expression levels of genes for specific members of a gene family. Untranslated regions tend to be unique for each gene and thus are highly specific for each corresponding messenger RNA. As a result, untranslated regions of each cDNA spotted on Stratagene microarrays are much less likely to show undesirable reactions between gene family members.

     GeneConnection Discovery Clones. We have systematically sequenced regions of clones from our DNA libraries and recorded the sequence data into searchable databases. Some of these sequenced clones are spotted onto our Discovery Microarrays, and then added to our Discovery clone collection. Other clones are simply added to the Discovery clone collection, and are available to researchers as individual clones or as groups of clones. Our Discovery clones can be found using a key word and sequence search engine available for free on the GeneConnection Virtual Lab section of our web site. For example, a researcher who has found an interesting sequence by browsing sequences available in the public domain can also search our GeneConnection site for the same sequences. If a sequence match is found, the researcher can order a clone of the related gene from us. Our GeneConnection bioinformatics site is integrated into our e-commerce web site. This allows researchers to place electronic orders when they are searching for sequences, and to easily go back and forth between ordering and searching. Approximately 20% of our Discovery clones are currently not available in public clone collections, thus giving researchers the ability to acquire genes from us that are not available elsewhere.

     GeneConnection Expression Clones. Some clones are of particular interest to researchers, such as those that encode cell surface receptors, tumor suppressor genes and signaling pathways. We have been systematically cloning the full-length open reading frames of human genes into expression vectors that are capable of expressing in either E. coli or mammalian cells. The DNA sequence of each clone is carefully sequenced, which has led to interesting discoveries of gene variants, family members and single nucleotide polymorphisms. These clones can be found using a key word and sequence search engine available for free on the GeneConnection Virtual Lab section of our web site. We plan to launch our GeneConnection Expression Clones in the second quarter of 2000.

     GeneConnection Virtual Lab. A number of companies offer search tools for finding products of molecular biology suppliers. In order to maintain our close customer relationships, and to address the efforts of these companies that are seeking to act as intermediaries between us and our customers, we have developed our own bioinformatics search tools. Our GeneConnection Virtual Lab allows researchers to search our databases, at no cost, on our web site. This tool can be used to locate our molecular biology and genomics research products using search terms, such as keywords, gene names, genomic accession numbers or biological sequence information. We also offer registered customers a tool for searching public domain databases. While bioinformatics and Internet companies charge for such services, we currently provide them on our web site to attract customers to the Stratagene site. Our web site integrates bioinformatics with e-commerce. Having customers frequently visit the site for reference information allows us to promote products during these visits. Moreover, when customers find "hits" during their search sessions, our web site automatically identifies the Stratagene products and catalog numbers related to such hits. Customers can order products on-line and at the same time continue their bioinformatics

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searches. This not only helps to sell products, but also helps to profile the interests of our customers for future marketing initiatives.

     pKO Gene Knockout System. We have a relationship with Lexicon Genetics whereby we distribute vectors that can be used to "knockout" genes in mice. The vectors are introduced into early stage mouse embryos. These vectors have been designed to "damage" a targeted gene in such embryos. If a researcher wishes to study the natural role of a specific gene, then the researcher can clone that gene into a knockout vector, introduce the gene into mouse embryos, and ultimately obtain mice that are deficient in that gene. If the mice show an abnormality, then it is likely that such gene is involved in a pathway responsible for the normal trait. This method has been used to look for genes involved in a number of medical conditions, such as obesity and tumor susceptibility. Drug discovery companies use knockout technology to validate candidate drug targets and confirm that they are involved in certain signaling pathways.

RESEARCH AND DEVELOPMENT

     We have a strong scientific team. Our research and development department has over 80 employees, 22 of whom have Ph.D.s or M.D.s. Our employees actively stay abreast of scientific and industry developments in an effort to identify and acquire innovative technologies from researchers and research institutions throughout the world. We own 88 patents and have over 100 patent applications pending. We spent $4.4 million, $7.8 million and $11.4 million on proprietary research and development activities during the years 1997, 1998 and 1999, respectively. In 2000, we expect to increase our investment in research and development by an additional 10% over our 1999 research and development expenditures.

     Our core strengths are in the areas of molecular biology, including gene cloning, gene expression and gene libraries. We have focused research groups in DNA replication factors, nucleic acid purification, E. coli and mammalian genetics, microarrays and bioinformatics. We have an internal DNA sequencing and bioinformatics facility capable of generating proprietary DNA sequence data in a high throughput setting.

SALES AND MARKETING

     We currently market our products in over 45 countries worldwide. We sell our products directly to customers in the U.S., Canada, Germany, France, the United Kingdom and 14 other countries. In addition, we use specialized distributors to market our products in more than 25 other countries. As of January 31, 2000, we employed 80 highly trained and skilled people in our sales and marketing department to market our products and provide customer technical support and service. Over 70% of our sales and marketing staff have degrees in biological sciences and over 50% have advanced degrees.

     Our customers include most major pharmaceutical and biotechnology companies, including Merck, Pfizer, Amgen and Genentech. We also serve almost all academic research laboratories, including the National Institutes of Health, Harvard University, Stanford University and the University of California system. As a result of our long history of providing products to the molecular biology research market, we enjoy a high degree of brand awareness.

     Due to the highly technical nature of our products, we employ and train scientists to work as technical sales representatives. Each technical sales representative has an extensive background in molecular biology, including time spent in the laboratory doing research prior to being hired by the sales department. To guide the professional training of our technical sales representatives, we have developed a comprehensive product training and consultative selling skills curriculum called Stratagene University. Technical sales representatives matriculate through a series of courses to increase their product knowledge and develop the skills necessary to assist customers in making informed buying decisions. Strong consultative skills, in-depth product knowledge and a thorough understanding of molecular biology techniques and the research process allow our sales representatives to become advisors, acting in a consultative role with their customers. Our technical sales representatives also seek to identify unmet market needs and opportunities for licensing and product development.

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     Our marketing departments in La Jolla, California and Amsterdam, the
Netherlands combine various types of advertising media and methods to inform customers of new product developments and enhancements to existing products. We advertise in many prominent scientific journals, periodically publish a product catalog, distribute quarterly Strategies newsletters and conduct direct mail campaigns to researchers in the U.S. and Europe. We also reach a broad range of scientists by presenting at scientific seminars and exhibiting at scientific meetings.

     Our web site allows researchers to learn about new products, view an on-line catalog, place orders, download technical manuals and vector sequences, read our newsletter and subscribe to monthly announcements about new products and other pertinent scientific information. In January 2000, our web site logged 40,000 hits. We currently accept orders on-line and are working to make our entire order fulfillment and billing processes available to our customers electronically. As a result, we expect to be fully able to support our customers as they seek to shift their purchasing from current conventional procurement processes to e-commerce over the Internet.

MANUFACTURING

     We maintain manufacturing facilities in La Jolla, California and the Austin, Texas area. Operations at the La Jolla facility focus on fermentation, high capacity purification of native and recombinant proteins, as well as the production of microarrays and gene clone and library collections. Our Texas facility, which was completed in 1999, supports both biological and instrumentation manufacturing. Biological manufacturing includes fermentation, bulk production of competent E. coli and engineered mammalian cell lines, and production of vectors, cloning kits and kits for nucleic acid purification, labeling and detection. Our Texas facility also includes production lines for all instrumentation products, with instrument service facilities housed at both the Austin and Amsterdam sites. The addition of our Texas facility has significantly increased our production capacity. Manufacturing at both the La Jolla and Austin facilities are supported by an integrated planning, purchasing and warehousing system, which includes incoming materials inspection and quality assurance testing. New product introductions, and existing product and process improvements are supported by a biological process improvement department within the manufacturing sector. All products must meet or exceed rigid quality control testing specifications.

PATENTS AND PROPRIETARY TECHNOLOGIES

     We consider the protection of our proprietary technologies and products to be important to the success of our business. We rely on a combination of patents, licenses, trade secrets and trademarks to establish and protect our proprietary rights in our technologies and products. Our product portfolio includes many products in which we have a proprietary interest. As of February 29, 2000, we had 54 issued U.S. patents and over 60 pending U.S. patent applications and 34 granted foreign patents and 37 pending foreign patent applications. Additionally, we have entered into over 35 licenses with academic, government or commercial entities, which provide us with access to additional technologies. To stimulate growth, we increased our investment in research and development in 1999 to over 20% of product sales. This increased investment in research and development is designed to continue an accelerated rate of new intellectual property creation.

     Generally, patents issued in the U.S. have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995 and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. Most patent applications in the U.S. are maintained in secrecy until the patents are issued. Patent applications in foreign countries are usually not published until 18 months after they are filed. Also, the publication of discoveries in scientific or patent literature tends to lag behind actual discoveries by at least several months. As a result, there may be patent applications or scientific discoveries we are not currently aware of. Accordingly, we cannot assure you that patents will issue from any of our patent applications or from applications licensed to us.

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     Our success depends to a significant degree upon our ability to develop proprietary products and technologies. It is important to our success that we adequately protect our intellectual property associated with these products and technologies. We intend to continue to file patent applications as we develop new products and technologies. Patents provide some degree of protection for our intellectual property. However, the assertion of patent protection involves complex legal and factual determinations and is therefore uncertain and expensive. See "Risk Factors -- Inability to Secure and Maintain Intellectual Property Protection for Our Products and Technologies Could Adversely Affect Our Ability to Compete" and "-- Intellectual Property Litigation Could Seriously Harm Our Business."

TECHNOLOGY LICENSING

     Products accounting for over 25% of our total revenues in 1999 were sold pursuant to license agreements. Under these agreements, we pay royalties to the licensor based upon a percentage of the sales of the products containing or utilizing the licensed technology and/or intellectual property rights. We believe that our ability to license new technologies from third parties is and will continue to be important to our ability to offer new products.

     Our significant licenses include:

     - PCR Research Reagent Products. We have acquired a non-exclusive license from Hoffmann-La Roche and Roche Molecular Systems, Inc. which includes rights to use PCR and Taq polymerase in our research efforts as well as rights to manufacture, promote and sell products, including Taq polymerase and enzymes we develop or license, for PCR for the research field of use.

     - Thermal Cyclers/PCR. We have acquired a non-exclusive license from PE Biosystems which grants rights to promote and sell to end-users thermal cyclers and temperature cycling instruments as authorized thermal cyclers for the automated performance of PCR for the research field of use.

     In addition to these licenses, we maintain a portfolio of license rights to make, use and/or sell many of the various technologies underlying our products. In order to secure these licenses, we provide various financial and other considerations to the patent holder or the holder of such license rights. Typically, our licenses include an initial license fee and continuing royalties. A number of these licenses also include annual maintenance fees and/or minimum annual royalties. A license may contain other undertakings by us, such as a commitment to diligently pursue development and marketing of commercial products utilizing the licensed technology and/or intellectual property rights and payments at certain milestones, for example, at the first commercial sale of a product.

     There can be no assurance that we will be able to continue to successfully identify new technologies developed by others. Even if we are able to identify new technologies of interest, we may not be able to negotiate a license on favorable terms, or at all. See "Risk Factors -- Failure to License New Technologies Could Impair Our New Product Development." Some of our licenses may not run for the life of the applicable patent. We may not be able to renew our existing licenses on favorable terms, or at all. If we lose our rights to patented technology, we may need to redesign our products or we may lose a competitive advantage. Potential competitors could license technologies that we fail to license and potentially erode our market share for certain products. See "Risk Factors -- Loss of Licenses Could Adversely Affect Our Business."

COMPETITION

     The markets for our products are highly competitive. We expect the intensity of competition to increase. Our principal competitors in each of our three market categories include the following:

                            NUCLEIC ACID PURIFICATION       GENOMICS AND
   GENETIC TECHNOLOGIES           AND ANALYSIS             BIOINFORMATICS
--------------------------  -------------------------   ---------------------
Invitrogen Corporation      Qiagen                      Incyte
                                                          Pharmaceuticals
Clontech (Becton,           PE Biosystems               Celera Genomics
  Dickinson)
Amersham Pharmacia Biotech                              Invitrogen
                                                          Corporation
  (Nycomed Amersham)                                    Affymetrix
Life Technologies                                       Human Genome Sciences
Promega Corporation
New England Biolabs

     Many of our competitors have greater financial, operational and sales and marketing resources and more experience in research and development than us. These competitors and other companies may have developed or could in the future develop new technologies that compete with our products or which could render our products obsolete. See "Risk Factors -- The Markets for Our Products are Extremely Competitive and Subject to Rapid Technological Change and If We Fail to Compete Effectively, Our Business May Suffer."

     We believe that customers in our markets display a significant amount of loyalty to their initial supplier of a particular product. Therefore, there is a significant competitive advantage in being the first to introduce a new product to market. Accordingly, we believe that to compete effectively, we will need to consistently be first to market with innovative new research products and services. See "Risk Factors -- Our Future Success Depends on the Timely Introduction of New Products and the Acceptance of These New Products in the Marketplace."

GOVERNMENT REGULATION

     We are not subject to direct governmental regulation other than the laws and regulations generally applicable to businesses in the jurisdictions in which we operate, including those governing the handling and disposal of hazardous wastes and other environmental matters. Our research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for resulting damages. Any such liability could have a material adverse effect on us. However, we do not expect that compliance with the governmental regulations to which we are subject will have a material effect on our capital expenditures, earnings or competitive position.

EMPLOYEES

     As of January 31, 2000, we employed 355 persons, of whom 41 hold Ph.D. or M.D. degrees. As of that date, 83 employees were engaged in research and development, 80 in sales and marketing, 120 in manufacturing and 72 in supporting business development, information services, intellectual property, legal, finance and other functions. We believe that we maintain good relations with our employees.

FACILITIES

     We lease an approximately 52,000 square foot facility in La Jolla, California which serves as our headquarters, as well as our base for marketing and product support operations and research and development activities. We own an approximately 6,000 square foot facility in Jackson Hole, Wyoming, operated exclusively for genomics research and development activities. We also own approximately 42 contiguous acres in the Austin, Texas area, where during 1998 and 1999 we constructed a modern 85,000 square foot facility to support product manufacturing activities, warehousing and distribution. We also lease an approximately 7,300 square foot facility in Amsterdam, the Netherlands to support European sales and distribution. Our manufacturing operations occupy approximately 15,000 square feet in our La Jolla, California facility and approximately 25,000 square feet in our Texas facility. We believe that adequate facilities will be available upon the conclusion of our current leases to operate our business.

LEGAL PROCEEDINGS

     As of the date of this prospectus, we are not engaged in any legal proceeding that we expect to have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages as of February 29, 2000 are as follows:

NAME                                   AGE                          POSITIONS
----                                   ---                          ---------
Joseph A. Sorge, M.D. ...............  45    Chairman of the Board, Chief Executive Officer and Chief
                                               Financial Officer
Ronni L. Sherman.....................  43    Executive Vice President, General Counsel and Assistant
                                               Secretary
John R. Pouk.........................  44    Vice President, Sales and Customer Service
Michael L. Muhich, Ph.D. ............  42    Vice President, Operations
Carlton J. Eibl......................  39    Director
Stephen A. Kaplan....................  41    Director
Harold S. Eastman....................  61    Director
Stephen O. James.....................  55    Director

     Joseph A. Sorge, M.D., a founder of Stratagene, has served as chairman of our board of directors and as our chief executive officer since 1986 and as our chief financial officer since March 2000. Dr. Sorge earned B.S. degrees in biology and chemistry from the Massachusetts Institute of Technology in 1975 and earned his M.D. degree from Harvard Medical School in 1979. Dr. Sorge served as a resident surgeon at Brown University from 1979 to 1980. In addition to his medical experience, Dr. Sorge trained as a post-doctoral fellow at Cold Spring Harbor Laboratories from 1980 to 1983 and served as an Assistant Member of the Department of Basic and Clinical Research for Scripps Clinic and Research Foundation from January 1983 to September 1986. Dr. Sorge is currently an Adjunct Member of Scripps Clinic and Research Foundation. He is a member of the American Society of Human Genetics and the American Society for Microbiology.

     Ronni L. Sherman currently serves as our executive vice president and general counsel. Ms. Sherman joined Stratagene in April 1988. Prior to joining us, Ms. Sherman served as associate counsel for Hybritech Incorporated from August 1984 to April 1988. Ms. Sherman earned her J.D. from Emory University School of Law and holds a B.S. degree in biology from the State University of New York at Binghamton. She is a member of the bar in the states of California and Texas, and is registered to practice before the U.S. Patent and Trademark Office.

     John R. Pouk currently serves as our vice president of sales and customer service. Before being appointed to this position in October 1999, he served as our director of North American sales from July 1996 until December 1997 and as our director of worldwide sales from December 1997 until October 1999. From September 1979 until joining Stratagene, Mr. Pouk served in various capacities within the life-sciences and medical divisions of Fisher Scientific Company, including serving as the vice president and general manager of the western region from October 1989 until July 1996. Mr. Pouk holds a B.A. degree in biology and a graduate degree in medical technology from Augustana College.

     Michael L. Muhich, Ph.D. has served as our vice president of operations since October 1999. Before being appointed to this position, Dr. Muhich served as the general manager of our molecular systems division from February 1999 to September 1999 and as the business manager of our nucleic acid analysis & enzymes business unit from March 1996 to January 1999. Before joining Stratagene, Dr. Muhich held various positions in the biotech development division of Beckman Instruments Inc. Dr. Muhich holds a doctorate in biology from the University of California, Los Angeles, was a postdoctoral fellow in microbiology and immunology at the Stanford University School of Medicine and was a senior research fellow in the chemistry and chemical engineering division at the California Institute of Technology.

     Carlton J. Eibl has served as a member of our board of directors since February 1999. Since December 1999, Mr. Eibl has served as president and chief executive officer of Maxwell Technologies, Inc., a publicly held power and computing technology company. From February 1999 until November 1999, Mr. Eibl served as our president and chief operating officer. Before joining Stratagene, Mr. Eibl held various executive positions with Mycogen Corporation, including serving as Mycogen's chief executive officer from June 1997 until February 1999 and its president and chief operating officer from June 1995 until June 1997. He holds a B.A. degree from Cornell University and a J.D. degree from Boston University School of Law. Mr. Eibl also serves on the board of directors of Maxwell Technologies, Inc.

     Stephen A. Kaplan has served as a member of our board of directors since January 1996. Since June 1995, Mr. Kaplan has been a principal of Oaktree Capital Management, LLC. From November 1993 until May 1995, he was Managing Director of the Trust Company of the West. He holds a J.D. degree from New York University School of Law and a B.S. degree in political science for the State University of New York at Stony Brook. Mr. Kaplan serves on the boards of directors of Acorn Products, Inc., Biopure Corporation, Cherokee International LLC, CollaGenex Pharmaceuticals, Inc., Geologistics Corporation, KinderCare Learning Centers, Inc and Roller Bearing Holding Company, Inc.

     Harold S. Eastman has served as a member of our board of directors since January 1996. Mr. Eastman has been president of Peregrine Capital since 1993. From 1989 to 1993 he was president and vice chairman of McCaw Cellular and from 1986 to 1989 he was president of Fisher Scientific Company. Mr. Eastman received a B.A. in economics from the University of Puget Sound and an M.B.A. from the Stanford Graduate School of Business.

     Stephen O. James has served as a member of our board of directors since January 1996. Mr. James has been an independent executive business consultant since July 1993. From 1984 to July 1993, Mr. James was president and chief executive officer of Biomagnetic Technologies, Inc. Mr. James also serves on the boards of directors of SCC Communications and Inflow. He received his B.A. degree in economics from Denison University.

COMMITTEES OF OUR BOARD OF DIRECTORS

     Prior to the completion of this offering, we will form an audit committee and a compensation committee of our board of directors. The audit committee of our board of directors will recommend the appointment of our independent auditors, review our internal accounting procedures and financial statements and consult with and review the services provided by our independent auditors, including the results and scope of their audit. The compensation committee of our board of directors will review and recommend to our board of directors the compensation and benefits of our executive officers and establish and review general policies relating to compensation and benefits of our employees.

COMPOSITION OF OUR BOARD OF DIRECTORS

     Our board of directors is currently fixed at five directors. Messrs. Kaplan and Eastman were elected to serve on our board of directors under a stockholders agreement entered into in connection with the issuance of our convertible subordinated notes. Messrs. Kaplan and Eastman are the designees of TCW Special Credits Fund V, one of our stockholders. After this offering, TCW Special Credits Fund V will be entitled to designate two members to our board of our directors, subject to the terms of the stockholders agreement. See "Certain Transactions -- Issuance of Convertible Subordinated Notes."

     Upon the closing of this offering, our amended and restated certificate of incorporation will provide that the terms of office of the members of our board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001; Class II, whose term will expire at the annual meeting of stockholders to be held in 2002; and Class III, whose terms will expire at the annual meeting of stockholders to be held in 2003. The Class I director will be Mr. James, the Class II directors will be Mr. Eastman and Mr. Eibl, and the Class III directors will be Mr. Kaplan and Dr. Sorge. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our non-employee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees.

DIRECTOR COMPENSATION

     Except for reimbursement of reasonable travel expenses relating to attendance at board meetings and discretionary grants of stock options, our directors are not currently compensated for their services as directors. We have issued a promissory note to TCW Special Credits Fund V in the principal amount of $425,000 as consideration for financial advisory services provided to us by TCW Special Credits Fund V. See "Certain Transactions -- Financial Advisory Fee." Mr. Kaplan and Mr. Eastman serve on our board of directors as the designees of TCW Special Credits Fund V. See "Certain Transactions -- Issuance of Convertible Subordinated Notes."

EXECUTIVE COMPENSATION

     The following table sets forth information regarding compensation received during the year ended December 31, 1999 by our chief executive officer and the four other current and former executive officers whose total cash compensation earned during the year ended December 31, 1999 exceeded $100,000.

                                                                                         LONG-TERM
                                                                                       COMPENSATION
                                                              ANNUAL COMPENSATION    -----------------
                                                              --------------------   SHARES UNDERLYING
NAME AND PRINCIPAL POSITIONS                                  SALARY($)   BONUS($)    OPTIONS/SARS(#)
----------------------------                                  ---------   --------   -----------------
Joseph A. Sorge, M.D.(1)....................................   928,803        --           31,092
  Chairman of the Board and Chief Executive Officer
Ronni L. Sherman............................................   273,388     8,000          120,000
  Executive Vice President, General Counsel and
  Assistant Secretary
John R. Pouk................................................   184,517        --          208,000
  Vice President, Sales and Customer Service
Michael L. Muhich, Ph.D. ...................................   156,250        --           60,000
  Vice President, Operations
Carlton J. Eibl(2)..........................................   277,324        --          249,600
  Director; Former President and Chief Operating Officer

---------------
(1) Dr. Sorge's salary includes payments made to Dr. Sorge by us, our subsidiaries and our affiliates. This amount excludes approximately $1.3 million we paid to Dr. Sorge in 1999 as consideration for his personal guarantee of our outstanding indebtedness. See "Certain Transactions -- Loan Guarantee Payment."

(2) Mr. Eibl was employed by us between February 1999 and November 1999. The amount shown in the salary column reflects amounts we actually paid to Mr. Eibl in 1999.

OPTION GRANTS

     The following table sets forth information regarding grants of stock options to each of the executive officers named in the executive compensation table above during the year ended December 31, 1999. The percentage of total options set forth below is based on 1,338,000 options granted during the year ended December 31, 1999. All options were granted at the fair market value of our common stock, as determined by the board of directors on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price.

                                                                                         POTENTIAL REALIZABLE VALUE
                                      NUMBER OF    PERCENTAGE                              AT ASSUMED ANNUAL RATES
                                        SHARES      OF TOTAL                             OF STOCK PRICE APPRECIATION
                                      UNDERLYING    OPTIONS     EXERCISE                     FOR OPTION TERMS($)
                                       OPTIONS     GRANTED TO   PRICE PER   EXPIRATION   ---------------------------
NAME                                  GRANTED(#)   EMPLOYEES    SHARE($)       DATE           5%            10%
----                                  ----------   ----------   ---------   ----------   ------------   ------------
Joseph A. Sorge, M.D. ..............         --         --           --           --              --             --
Ronni L. Sherman....................         --         --           --           --              --             --
John R. Pouk........................         --         --           --           --              --             --
Michael L. Muhich, Ph.D. ...........         --         --           --           --              --             --
Carlton J. Eibl(1)..................  1,248,000       93.3%       $3.75      5/15/06     1$,905,230..    $4,439,996

---------------
(1) We granted Mr. Eibl this option in February 1999. The option terminated with respect to 998,400 shares in November 1999.

OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information about the exercise of options to acquire our common stock by the named executive officers during 1999 and year-end option amounts and values. The value realized upon the exercise of options is calculated based on the difference between the assumed initial public
offering price of $     per share and the option exercise price, multiplied by
the number of shares to which the exercise relates. The value of unexercised in-the-money options at fiscal year-end is calculated based on the difference
between the assumed initial public offering price of $     per share and the
option exercise price, multiplied by the number of shares underlying the option.

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                   SHARES                 OPTIONS AT FISCAL YEAR-END          FISCAL YEAR-END
                                 ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                              EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                             -----------   --------   -----------   -------------   -----------   -------------
Joseph A. Sorge, M.D. .........      --          --             --              --             --             --
Ronni L. Sherman...............      --          --         80,000          40,000       $              $
John R. Pouk...................      --          --         85,920         122,080       $              $
Michael L. Muhich, Ph.D. ......      --          --         36,000          24,000       $              $
Carlton J. Eibl................      --          --             --         249,600             --       $

EMPLOYMENT AGREEMENTS

     We entered into an employment agreement with Dr. Sorge on December 6, 1995. The term of this agreement ends December 1, 2002, but we and Dr. Sorge may agree to extend the term for up to two successive one-year terms. Pursuant to the employment agreement, Dr. Sorge is employed as the chairman of our board of directors and chief executive officer and receives an annual base salary of $750,000 subject to minimum annual increases of 5.0%. Dr. Sorge has agreed to reduce his annual salary upon the closing of this offering to $450,000. This salary will be subject to annual increases at the discretion of our board of directors. Dr. Sorge is also entitled to receive other benefits we make available to our executive officers under our employee benefit plans.

     If Dr. Sorge is terminated without cause, as defined in the employment agreement, he is entitled to receive the following benefits:

     - a severance payment equal to all salary, benefits and other compensation due under the employment agreement;

     - the vesting of all stock options issued by us to him under any of our stock option plans;

     - the forgiveness by us of any obligations owed to us by him, including the repayment of any loans payable by him to us and the termination of any stock pledges granted by him to us;

     - the right to have us purchase all or any portion of the shares of our stock held by him and to pay for such shares at fair market value within thirty days after the termination of his employment; and

     - the right to continued participation in our benefit plans for the remainder of the term of employment.

     If Dr. Sorge's employment is terminated due to death, resignation or for cause, as defined in the employment agreement, all salary and benefits cease immediately.

     We entered into an employment agreement with Mr. Pouk on July 1, 1996. The term of this agreement ends July 1, 2001, but we may agree with Mr. Pouk to extend the term for successive one-year periods. Pursuant to the employment agreement, Mr. Pouk is employed as director of North American sales and receives a minimum base annual salary of $135,000 and is eligible to receive a performance-based bonus. We may provide Mr. Pouk with such salary increases as we, in our sole discretion, determine. If we choose to terminate Mr. Pouk's employment without cause, Mr. Pouk will be entitled to a severance payment equal to the continuation of his base salary for up to one year from the date of termination, subject to certain limitations should Mr. Pouk accept comparable employment elsewhere. In no event, however, will our severance obligations to Mr. Pouk exceed an amount equal to one year's base salary minus any compensation payable to him from some other source in exchange for his services. If Mr. Pouk's employment relationship with us is terminated for any other reason, Mr. Pouk's right to receive his salary and benefits ceases immediately.

     Pursuant to the employment agreement, we granted Mr. Pouk options to purchase 208,000 shares of our common stock. Of these options, 83,200 options vest at a rate of 20% per year on each of the first five anniversaries of the vesting commencement date. The remaining 124,800 options vest if Mr. Pouk satisfies certain performance targets for the sale of products in the territories under his management. As of December 31, 1999, 36,000 of these performance-based options had vested.

401(k) PROFIT SHARING PLAN

     Our 401(k) plan covers all eligible employees and is intended to qualify as a tax-qualified plan under the Internal Revenue Code. Employees are eligible to participate in the plan on the first day of the month following three months of service at our company. The plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation up to a statutory limit, which is $10,500 in 2000. All amounts contributed by participants and earnings on participant contributions are fully vested at all times. Effective January 1, 2000, we match 25% of the contributions of employees with one to three years of service up to a maximum of $1,000, 25% of the contributions of employees with three to six years of service up to maximum of $1,750, and 30% of the contributions of employees with six or more years of service up to a maximum of $2,500. Our contributions vest immediately.

STOCK OPTION PLAN

     Prior to the offering, we will amend and restate our existing stock option plan. Our stock option plan is intended to promote our long-term growth and profitability, improve stockholder value, and attract, retain and reward highly motivated and qualified employees. The stock option plan is currently administered by a single administrator; however, after the completion of the offering, the stock option plan will be administered by a committee of our board of directors.

     As amended, the stock option plan will authorize our board to grant options
to purchase                shares of our common stock. We can grant options to
employees, officers and consultants in the form of incentive stock options and nonstatutory stock options.

     The stock option plan provides that the administrator will interpret and administer the stock option plan and all decisions of the administrator are final. The administrator therefore has the authority to select the persons to whom grants are to be made, to designate the number of shares of common stock to be covered by such grants, to determine the exercise price of options, and to make all other determinations and to take all other actions necessary or advisable for the administration of the plan.

     The exercise price of incentive stock options granted under the stock option plan must not be less than the fair market value of a share of our common stock on the date of grant. In the case of nonstatutory stock options, the exercise price must not be less than the fair market value on the date of grant unless otherwise agreed to by the board of directors. With respect to an incentive stock option granted to an optionee who owns stock representing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of the option must be equal to at least 110% of fair market value on the date of grant, and the term of the option may not exceed five years. The terms of all other options may not exceed five years and three months. The aggregate fair market value of the common stock for which incentive stock options may become exercisable for the first time by any optionee may not exceed $100,000 in any calendar year.

     Except as may be specifically provided for under a particular stock option agreement, in the event of a change of control, as defined in the plan, outstanding options will terminate unless the company acquiring us assumes the option or substitutes a substantially equivalent option for stock in the company acquiring us.

     Under the plan, all options, to the extent unexercised and exercisable on the date of the optionee's termination of employment, may be exercised at any time prior to one year after the death or total and permanent disability of the optionee and three months after the termination of employment in cases other than death or disability.

     The administrator may terminate or amend the stock option plan or option agreements thereunder at any time; however, subject to certain exceptions, an optionee's consent must be obtained if the proposed amendment would impair the rights of that optionee. Options granted under the stock option plan are not transferable otherwise than by will or by the laws of descent and distribution, and may be exercised during the optionee's lifetime only by the optionee or the optionee's guardian or legal representative.

     As of December 31, 1999, we have granted currently outstanding options to purchase 1,468,000 shares of common stock under our stock option plan, at exercise prices ranging from $1.25 to $3.75 per share. Such options generally vest over five years, with 20% vesting on each anniversary of the vesting commencement date, and generally expire five years and three months from the date of grant.

     Upon the closing of the offering, we intend to grant options to purchase an aggregate of approximately 1,459,200 shares of our common stock to our employees, officers and directors at an exercise price equal to the initial public offering price. Of these options, we intend to grant an option to purchase 100,000 shares of our common stock to each of Mr. Eibl and Ms. Sherman.

PHANTOM STOCK PLAN

     One of our subsidiaries, Stratagene, has a phantom stock plan which provided for phantom stock rights and phantom stock option rights for some of our employees. In March 2000, the holders of phantom stock rights agreed, subject to the completion of the offering, to terminate these rights in exchange for a cash payment equal to the value of such phantom stock rights, based on the initial public offering price, and options to purchase our common stock. We also agreed, subject to the completion of the offering, to convert the phantom stock option rights into options to purchase our common stock.

     As a result of the termination of the phantom stock plan upon the closing of the offering, we will issue options to purchase an aggregate of approximately 462,648 shares of our common stock and make aggregate cash payments of approximately $1.2 million.

                              CERTAIN TRANSACTIONS

     Formation of Stratagene Holding Corporation. We were formed by Dr. Sorge in 1995 to acquire all of the outstanding capital stock of one of our subsidiaries, Stratagene. We purchased all of the capital stock of Stratagene not held by Dr. Sorge in December 1995. The prior holders of this stock included Dr. Sorge's father and brother and entities affiliated with Dr. Sorge's father and brother.

     Issuance of Convertible Subordinated Notes. In December 1995, we sold approximately $23.8 million of principal amount of convertible subordinated notes due December 1, 2002 to TCW Special Credits Fund V -- The Principal Fund in exchange for a cash payment of approximately $12.3 million. We used the proceeds from the issuance of these notes to pay a portion of the purchase price for the outstanding capital stock of Stratagene.

     The holder of over a majority of the principal amount of the notes has agreed to convert its notes into shares of our common stock upon the closing of the offering. Accordingly, under the instrument governing the notes, we intend to convert these notes, together with the remainder of the notes, into 9,600,000 shares of our common stock upon the closing of the offering. As a result of the conversion, TCW Special Credits Fund V will hold more than 5% of our common stock.

     Under a stockholders agreement entered into in connection with the issuance of these notes, we agreed that TCW Special Credits Fund V would be entitled to designate two members of our board of directors. Dr. Sorge also agreed to vote his shares of common stock in favor of the two persons designated by TCW Special Credits Fund V. After the offering, we have agreed to nominate, and Dr. Sorge has agreed to vote in favor of, two directors designated by TCW Special Credits Fund V for so long as they hold at least 50% of the common stock they will receive upon conversion of the convertible subordinated notes. If TCW Special Credits Fund V owns more than 5% but less than 10% of our outstanding common stock, we have agreed to nominate, and Dr. Sorge has agreed to vote in favor of, one director designated by TCW Special Credits Fund V. Mr. Kaplan and Mr. Eastman currently serve on our board of directors as the designees of TCW Special Credits Fund V.

     We also granted registration rights to the holders of the convertible subordinated notes. See "Description of Capital Stock -- Registration Rights."

     Financial Advisory Fees. In December 1996, we agreed to pay TCW Special Credits Fund V an annual financial advisory fee of $250,000 in each of 1996, 1997 and 1998. In July 1999, TCW Special Credits Fund V agreed to reduce the total amount of advisory fees from $750,000 to $425,000. At this time, we issued TCW Special Credits Fund V a promissory note in the principal amount of $425,000. The note bears interest at 10.00% per annum and was originally due and payable on April 1, 2000. In March 2000, we and TCW Special Credits Fund V amended the terms of the note to provide that the note is now due and payable on the earlier to occur of September 30, 2000 or the closing of this offering. We intend to use a portion of the proceeds of this offering to repay this note.

     Loans to Officers. We have made a number of loans to Dr. Sorge and entities affiliated with Dr. Sorge over the past several years in exchange for promissory notes. Interest rates on the promissory notes vary between 5.91% and 9.50%, as of December 31, 1999. The loans are generally secured by pledges of our common stock held by Dr. Sorge and are non-recourse to him. The largest aggregate outstanding principal amount that Dr. Sorge owed us during the period from 1997 to 1999 was approximately $4.2 million in August 1998. Dr. Sorge repaid $400,000 of the amount he owed us in September 1998. Dr. Sorge applied the loan guarantee payment we paid to him in January 1999 to repay approximately $1.3 million of the amount he owed us. See "-- Loan Guarantee Payment" and Note 6 to our combined financial statements. As of February 29, 2000, Dr. Sorge owed us approximately $2.6 million under these promissory notes.

     In April 1996, we loaned $106,525 to Ms. Sherman, our general counsel and executive vice president, in exchange for two promissory notes. The promissory notes bear interest at the prime rate, are secured by the pledge of 85,220 shares of our common stock held by Ms. Sherman and are non-recourse to her. All principal and interest under the promissory notes is due and payable on the earlier to occur of events specified in the promissory notes or April 10, 2001. As of February 29, 2000, Ms. Sherman owed us approximately $142,000 under these promissory notes.

     Loan Guarantee Payment. In January 1996, we agreed to provide Dr. Sorge a payment in consideration for his personal guarantee of debt owed by us to various parties, including debt under our bank credit facilities. In January 1999, we paid Dr. Sorge approximately $1.3 million to satisfy this obligation. Dr. Sorge used this loan guarantee payment to repay a portion of the outstanding amount he owed us pursuant to a series of loans we had made to Dr. Sorge in 1997, 1998 and 1999. See "-- Loans to Officers."

     Matters Relating to Carlton J. Eibl. Mr. Eibl served as our president and chief operating officer from February 1999 through November 1999. When Mr. Eibl commenced his employment with us, he purchased 133,336 shares of our common stock at a price of $3.75 per share and 33,334 membership interests in BioCrest Holdings at a price of $0.05 per interest. We had the right to repurchase these shares if Mr. Eibl's employment terminated for any reason before the one-year anniversary of his employment with us. In February 1999, we also issued Mr. Eibl an option to acquire 1,248,000 shares of our common stock at an exercise price of $3.75 per share and an option to acquire 312,000 membership interests in BioCrest Holdings at an exercise price of $0.005 per interest. This option was granted at an exercise price that equaled the fair value of our stock as of the date of grant.

     We entered into a resignation agreement with Mr. Eibl in November 1999. Pursuant to his resignation agreement, we agreed that Mr. Eibl would continue to serve as a member of our board of directors until his successor is elected. We also agreed to grant Mr. Eibl an option to acquire shares of our common stock for each year he sits on our board. Mr. Eibl agreed to provide consulting services to us for a maximum period of four months following his resignation.

     Under the terms of his employment agreement, Mr. Eibl's option continued to vest through February 15, 2000 with respect to 249,600 shares. The remaining options to acquire 998,400 shares terminated in November 1999. In addition, we waived our right to repurchase 133,336 shares of common stock owned by Mr. Eibl. BioCrest Holdings also agreed to waive its repurchase rights with respect to 33,334 membership interests in BioCrest Holdings held by Mr. Eibl. As of February 15, 2000, Mr. Eibl held vested options to acquire 62,400 membership interests in BioCrest Holdings. The remaining options to acquire 249,600 membership interests in BioCrest Holdings terminated in November 1999.

     Issuance of Stock Options to Mr. Eastman. In 1996, we issued an option to acquire 400,000 shares of common stock to Mr. Eastman, a member of our board of directors, at an exercise price of $1.25 per share, which equaled the fair value of our common stock as of the date of grant. Mr. Eastman exercised a portion of the option in 1998 and the remainder of the option in 1999.

     Transactions with Affiliates of BioCrest Holdings. Pursuant to the terms of a merger agreement entered into in March 2000, BioCrest Holdings, a company under common control and management with Stratagene Holding Corporation, has agreed to merge with and into us. This merger is contingent upon the closing of the offering. The membership interests in BioCrest Holdings are beneficially owned by members of our management and our stockholders, including Dr. Sorge, an affiliate of TCW Special Credits Fund V, Mr. Eibl, Mr. Eastman, Ms. Sherman and Mr. James. In exchange for their membership interests in BioCrest Holdings, we have agreed to pay the members of BioCrest Holdings aggregate consideration equal to the book value of BioCrest Holdings' assets as of the effective date of the merger. We expect that the book value of these assets will be approximately $600,000. The table below indicates the percentage of the total consideration that we will pay to each beneficial owner of membership interests upon the consummation of the merger:

                                                          PERCENTAGE OF AGGREGATE
NAME OF BENEFICIAL OWNER                                CONSIDERATION TO BE RECEIVED
------------------------                                ----------------------------
Joseph A. Sorge, M.D. ................................              73.7%
TCW Special Credits Fund V............................              22.9%
Carlton J. Eibl.......................................               0.9%
Harold S. Eastman.....................................               1.4%
Ronni L. Sherman......................................               0.7%
Stephen O. James......................................               0.3%

     We intend to use a portion of the proceeds of the offering to pay the merger consideration.

     BioCrest Holdings owns 100% of the ownership interests in Phenogenex, LLC. As a result of our merger with BioCrest Holdings, Phenogenex will become one of our subsidiaries. In 1998 and 1999, we contracted with Phenogenex to perform research and development services for us on a cost plus basis. The expenses we incurred under this research and development contract were approximately $1.5 million in 1998 and approximately $4.3 million in 1999.

     BioCrest Holdings also holds a 49% interest in Cenetron Diagnostics. Dr. Sorge is a member of Cenetron's board of directors. Cenetron leases space from us in our Texas facility for approximately $10,000 per month. In 1999, Cenetron paid us approximately $40,000 under this lease.

     Acquisition of Affiliated Entities. In December 1998, we acquired from BioCrest Holdings all of BioCrest Holdings' membership interests in BioCrest Distribution, LLC and BioCrest Wyoming, LLC. In consideration for these membership interests, we released BioCrest Holdings from all further obligations under a prior manufacturing, marketing and distribution agreement with us. We also assumed all outstanding obligations and liabilities of BioCrest Distribution and BioCrest Wyoming except for net accounts payable of $83,000 BioCrest Distribution owed us. In connection with this agreement, BioCrest Partners, L.P., a partnership under common control with us, granted BioCrest Holdings an option to purchase 25.7 acres of unimproved land adjacent to our facility near Austin, Texas at a price equal to the original $285,000 purchase price paid by BioCrest Partners for such land. BioCrest Holdings also issued us a promissory note bearing interest at 5.00% per year and due January 2004 in the principal amount of $864,000 for funds we previously advanced to BioCrest Holdings in connection with BioCrest Holdings' purchase of a 49% equity interest in Cenetron Diagnostics and certain assets of Phenogenex, LLC.

     Other Related Party Disclosures. In connection with our purchase in December 1995 of the outstanding stock of one of our subsidiaries, Stratagene, that was held by affiliates of Dr. Sorge's father and brother, we issued them promissory notes in an aggregate principal amount of approximately $1.9 million. These promissory notes carried an interest rate of 7.5% per annum. We repaid these promissory notes in full in September 1999. In addition, we paid approximately $1.4 million in 1997 and 1998 to these individuals under covenants not to compete and settlement agreements related to the December 1995 stock purchase.

     In November 1999, BioCrest Holdings declared and paid a $0.2 million distribution to the holders of its membership interests on a pro rata basis. Dr. Sorge received approximately $150,000 of this distribution.

     In 1997, we paid Dr. Sorge $0.2 million for the use of specified intellectual property rights.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of our common stock as of March 9, 2000 and as adjusted to reflect the conversion of the convertible subordinated notes and the sale of shares of common stock offered in this offering, as to:

     - each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding common stock;

     - each of our directors;

     - each of the executive officers named in the executive compensation table; and

     - all our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All shares of common stock subject to options exercisable within 60 days following March 9, 2000 are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage of ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

     Except as indicated in the other footnotes to the table and subject to applicable community property laws, based on information provided by the persons named in the table, these persons have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them. Unless otherwise indicated, the address of each of the individuals and entities named below is: 11011 North Torrey Pines Road, La Jolla, California 92037.

                                              SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                     OWNED                                  OWNED
                                              BEFORE THE OFFERING      NUMBER OF      AFTER THE OFFERING
                                              --------------------      SHARES       --------------------
BENEFICIAL OWNER                                NUMBER     PERCENT   BEING OFFERED     NUMBER     PERCENT
----------------                              ----------   -------   -------------   ----------   -------
Joseph A. Sorge, M.D.(1)....................  30,831,092    75.5%
Ronni L. Sherman(2).........................     260,000     *
John R. Pouk(3).............................      85,920     *
Michael L. Muhich, Ph.D.(4).................      48,000     *
Carlton J. Eibl(5)..........................     382,936     *
Harold S. Eastman(6)........................     556,000     1.4%
Stephen O. James(7).........................     120,000     *
Stephen A. Kaplan(8)........................   9,132,724    22.4%
TCW Special Credits Fund V -- The Principal
  Fund(9)...................................   9,132,724    22.4%
All directors and executive officers as a
  group (8 persons).........................  40,976,672    99.2%

---------------
  * Less than 1%.

 (1) Includes 934,256 shares of common stock held by Joseph A. Sorge Trust I, 453,120 shares of common stock held by Joseph A. Sorge Trust II, 934,256 shares of common stock held by Joseph A. Sorge Trust III, and 453,120 shares of common stock held by Joseph A. Sorge Trust IV. Also includes 480,000 shares of common stock held by BioSense Partners, L.P., of which Dr. Sorge is the general partner. Also includes 40,000 shares of common stock held by Mr. James and 400,000 shares of common stock held by Mr. Eastman, over which Dr. Sorge has voting power. Also includes options for 31,092 shares of common stock which are exercisable within 60 days of March 9, 2000.

 (2) Includes options for 100,000 shares of common stock which are exercisable within 60 days of March 9, 2000.

 (3) Includes options for 85,920 shares of common stock which are exercisable within 60 days of March 9, 2000.

 (4) Includes options for 48,000 shares of common stock which are exercisable within 60 days of March 9, 2000.

 (5) Includes options for 249,600 shares of common stock which are exercisable within 60 days of March 9, 2000.

 (6) Includes 156,000 shares of common stock to be issued upon conversion of our convertible subordinated notes. Dr. Sorge has voting control over 40,000 shares held by Mr. Eastman.

 (7) Dr. Sorge has voting control over 40,000 shares held by Mr. James.

 (8) Represents 9,132,724 shares of common stock held by TCW Special Credits Fund V, of which Mr. Kaplan is a principal of its general partner. Mr. Kaplan disclaims beneficial ownership of these shares.

 (9) Represents the portion of the 9,600,000 shares of common stock to be issued to the holders of our convertible subordinated notes that will be held by TCW Special Credits Fund V upon the closing of the offering. The address of TCW Special Credits Fund V is c/o Oaktree Capital Management, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(10) Includes options for 514,612 shares of common stock which are exercisable within 60 days of March 9, 2000; and 9,132,724 shares of common stock held by TCW Special Credits Fund V, as to which Mr. Kaplan disclaims beneficial ownership.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, our authorized capital stock will
consist of           shares of common stock, $0.0001 par value per share, and
          shares of preferred stock, $0.0001 par value per share. The following is a summary of the material terms of our common stock and preferred stock which will be in effect upon the closing of the offering. Please see the form of our amended and restated certificate of incorporation, filed as an exhibit to the registration statement of which this prospectus is a part, for more detailed information.

COMMON STOCK

     We currently have two classes of common stock, voting class A common stock and non-voting class B common stock. Upon the consummation of the offering, each currently outstanding share of class B common stock will be automatically converted into class A common stock and the class A common stock will be reclassified as common stock. After giving pro forma effect to the conversion of our convertible subordinated notes into shares of our common stock and the conversion and reclassification of the class A and B common stock, as of March 9, 2000, there were approximately 40,787,416 shares of common stock outstanding that were held of record by approximately 14 stockholders. There will be shares of common stock outstanding (assuming no exercise of outstanding options) after giving effect to the sale of shares of common stock offered by this prospectus.

     Each holder of common stock will be entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock will be entitled to receive ratably any dividends that may be declared from time to time by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of holders of preferred stock, if any, then outstanding. The common stock will have no preemptive, conversion rights or other subscription rights. There will be no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock will be fully paid and non-assessable.

PREFERRED STOCK

     Upon the closing of the offering, we will be permitted to issue up to shares of undesignated preferred stock in accordance with the terms of our amended and restated certificate of incorporation. Our board of directors will have the authority, without further action by our stockholders, to issue preferred stock in one or more series. In addition, our board of directors will be able to prescribe for each series of preferred stock they establish, the number of shares in that series, the number of votes, if any, to which the shares in that series are entitled, the consideration to be received for issuance of the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series.

     We believe that the availability of the preferred stock will provide us with increased flexibility in structuring possible future financings and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as our common stock, will be available for issuance without further stockholder action, unless action is required by applicable law, the rules of any stock exchange on which our securities may be listed, any then-existing contractual restrictions or unless we are restricted by the terms of any then-outstanding preferred stock.

     Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control of us, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

REGISTRATION RIGHTS

     Pursuant to the terms of a registration rights agreement dated December 6, 1995 between us and TCW Special Credits Fund V, we granted registration rights to TCW Special Credits Fund V with respect to shares of our common stock they will receive upon conversion of the convertible subordinated notes. Holders of 50% of such shares are entitled to demand that we register their shares under the Securities Act of 1933 subject to limitations described in the registration rights agreement. We are not required to effect more than one registration for such holders pursuant to these demand registration rights.

     In connection with this offering, Stratagene and TCW Special Credits Fund V have agreed to amend the registration rights agreement and add Dr. Sorge as a party to the agreement. Pursuant to the amended registration rights agreement, upon the earlier of 18 months following the completion of this offering or such time as TCW Special Credits Fund V has received at least $25 million of gross proceeds from its sales of our common stock other than in connection with this offering, Dr. Sorge and his affiliates will be granted one demand registration right and the right to participate pro rata with TCW Special Credits Fund V in unlimited piggyback registrations initiated by Stratagene. Dr. Sorge and his affiliates have also been granted the right to participate pro rata with TCW Special Credits Fund V in this offering. Under the original terms of the registration rights agreement, Dr. Sorge and his affiliates would be prohibited from registering any of his shares of our common stock until TCW Special Credits Fund V had sold all of its shares of our common stock.

     If we propose to register our equity securities either for our own account or for the account of other security holders, these holders will have piggyback registration rights entitling them to include their shares in the registration, subject to limitations. We are generally required to bear all of the expenses of all of these registrations, including the reasonable fees of a single counsel acting on behalf of all selling stockholders not in excess of $50,000. The registration rights of the parties to the registration rights agreement expire on the earlier to occur of the date which is five years after our first underwritten offering of our common stock or, with respect to each qualified holder, the date when all of the shares held by such qualified holder may be sold in any 90-day period pursuant to Rule 144. As a result of the amendment to the registration rights agreements, the holders of virtually all of the outstanding shares of our common stock prior to the offering will have registration rights.

ANTI-TAKEOVER PROVISIONS OF CHARTER, BYLAWS AND DELAWARE LAW

     Our amended and restated certificate of incorporation and bylaws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, provisions of Delaware law may hinder or delay an attempted takeover of us other than through negotiation with our board of directors. These provisions could have the effect of discouraging attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action to be in their best interest, including attempts that might result in the stockholders receiving a premium over the market price for their shares of common stock.

     Removal and replacement of directors. Under our amended and restated certificate of incorporation and bylaws, directors may only be removed with cause. In addition, a majority of the directors then in office can fill board vacancies and newly-created directorships resulting from any increase in the size of the board of directors, even if those directors do not constitute a quorum or only one director is left in office. These provisions could prevent stockholders, including parties who want to take over or acquire us, from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     Classified board. Our amended and restated certificate of incorporation provides that, upon the closing of this offering, the board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. See "Management -- Composition of Our Board of Directors." The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the board of directors, because the classification of the board of directors generally increases the difficulty of replacing a majority of the directors.

     Advance notice provisions for stockholder proposals and stockholder nominations of directors. Our bylaws establish an advance notice procedure regarding stockholder proposals and nominations for directors. The advance notice procedure will not apply to proposals by our board of directors or management. Any stockholder that wishes to make a proposal or nominate a director for election at an annual meeting must deliver to us notice of the proposal or the nomination not less than 45 days nor more than 90 days before the first anniversary of the proxy statement for the preceding year's annual meeting. For a special meeting, the notice must generally be delivered not less than 70 days nor more than 90 days before a special meeting or ten days following the day on which public announcement of the meeting is first made. This advance notice proposal could prevent someone interested in acquiring us from proposing actions that could facilitate the takeover.

     Special meetings of stockholders and actions in lieu of a meeting. Our amended and restated certificate of incorporation and bylaws permit special meetings of the stockholders to be called only by the board of directors, the chairman of the board or the chief executive officer. The stockholders may take action by written consent in lieu of a meeting only if such consent is signed by all stockholders. These provisions may make it more difficult for stockholders to take actions opposed by the board of directors.

     Authorized but unissued shares. Without further stockholder approval, we can issue shares of common stock and preferred stock up to the number of shares authorized for issuance in our amended and restated certificate of incorporation, except as limited by Nasdaq National Market rules. We could use these additional shares for a variety of corporate purposes. These purposes include future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our ability to issue these shares of common stock and preferred stock could make it more difficult, or discourage an attempt, to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     Section 203 of Delaware Law. In addition to the foregoing provisions of our amended and restated certificate of incorporation and bylaws, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, with exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the common stock will be ChaseMellon Shareholder Services LLC.

LISTING

     We have applied to have our common stock approved for listing on the Nasdaq National Market under the trading symbol "STGN."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no public market for our common stock. A significant public market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales occurring, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.

     Upon completion of this offering, we will have outstanding           shares
of common stock. Of these shares, the           shares to be sold in this
offering,           shares if the underwriters' over-allotment options are
exercised in full, will be freely tradable in the public market without restriction under the Securities Act, unless the shares are held by "affiliates" of Stratagene, as that term is defined in Rule 144 under the Securities Act. Almost all of the remaining shares of common stock outstanding upon completion of this offering may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.

     Pursuant to "lock-up" agreements, all executive officers and directors and substantially all stockholders, including holders of vested options, have agreed with the underwriters not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of their shares for a period of 180 days
from the date of this prospectus. A total of           outstanding shares of
common stock and shares underlying options are subject to these lock-up agreements. We also have entered into an agreement with the underwriters that we will not offer, sell or otherwise dispose of common stock for a period of 180 days from the date of this prospectus, subject to limited exceptions. However, Merrill Lynch & Co. may in its sole discretion, at any time without notice, consent to the release of all or any portion of the shares subject to lock-up agreements.

     Taking into account the lock-up agreements, and assuming Merrill Lynch & Co. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

     - on the date of this prospectus, the           shares sold in the offering
       will be immediately available for sale in the public market; and

     - 181 days after the date of the prospectus, approximately           shares
       will be eligible for sale, of which           will be eligible for sale
       under Rule 144 from time to time.

     In general, under Rule 144, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares not to exceed the greater of (1) one percent of the then outstanding shares of common stock or (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     As of March 9, 2000, we have outstanding options to purchase 1,468,000 shares of common stock. Shares issued upon exercise of options granted by us prior to the date of this prospectus will be available for sale in the public market under Rule 701 of the Securities Act, following expiration of the 180-day lock-up period. Rule 701 permits resales of these shares in reliance upon Rule 144 but without compliance with various restrictions, including the holding period requirement, imposed under Rule 144.

     In addition, we intend to file, after the effective date of this offering,
a registration statement on Form S-8 to register approximately           shares
of common stock reserved for issuance under our stock option plan. The registration statement will become effective automatically upon filing. Shares issued under our stock option plan, after the filing of the registration statement may be sold in the open market following expiration of the 180-day lock-up period, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates and vesting restrictions imposed by us.

     In addition, following this offering, the holders of           shares of
outstanding common stock will, under some circumstances, have rights to require us to register their shares for future sale. See "Description of Capital
Stock -- Registration Rights."

         UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

     The following is a summary of certain United States federal income and estate tax consequences of the ownership and disposition of our common stock by non-U.S. holders. As used herein, "non-U.S. holder" means any person or entity that holds our common stock, other than:

     - an individual citizen or resident of the United States;

     - a corporation created or organized in or under the laws of the United States, or of any state of the United States or the District of Columbia; or

     - a partnership, trust or estate treated, for United States federal income tax purposes, as a domestic partnership, trust or estate.

     This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing, temporary and proposed United States Treasury regulations promulgated thereunder and administrative and judicial interpretations of each, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

     This summary is for general information only. The tax treatment of a particular non-U.S. holder may vary depending on the holder's particular situation. In addition, this summary does not include any description of the tax laws of any state, local or non-U.S. government that may be applicable to a particular non-U.S. holder.

     PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER U.S. FEDERAL INCOME TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAWS.

INCOME TAX

  Dividends

     Generally, dividends paid on our common stock to a non-U.S. holder will be subject to U.S. federal income tax. Except for dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business within the United States, this tax is imposed and collected by withholding at the rate of 30% of the amount of the dividend, unless reduced by an applicable income tax treaty. Currently, dividends paid to an address in a country other than the United States are presumed to be paid to a resident of that country in determining whether a non-U.S. holder can benefit from a reduced withholding tax rate pursuant to a tax treaty.

     However, under United States Treasury regulations applicable to dividend and other payments made after December 31, 2000, a non-U.S. holder who is the beneficial owner (within the meaning of the regulations) of dividends paid on our common stock and who wishes to claim the benefit of an applicable treaty is generally required to satisfy certification and documentation requirements, including (in certain cases) the need to make recertifications for periods after December 31, 2000. Special rules apply to claims for treaty benefits made by non-U.S. persons that are entities rather than individuals and to beneficial owners (within the meaning of the regulations) of dividends paid to entities in which the beneficial owners hold interests.

     A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

     Except as may be otherwise provided in an applicable income tax treaty, dividends paid on our common stock to a non-U.S. holder that are effectively connected with the holder's conduct of a trade or business within the United States are subject to tax at ordinary U.S. federal income tax rates. This tax is not collected by withholding (except as described below under "-- Backup Withholding and Information Reporting"). All or part of any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional branch profits tax which will be imposed at a 30% rate or, possibly, a reduced rate under an applicable income tax treaty. A non-U.S. holder who wishes to claim an exemption from withholding for effectively connected dividends is generally required to satisfy certain certification and documentation requirements.

  Disposition of Our Common Stock

     Generally, non-U.S. holders will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of our common stock unless:

          (i) the gain is effectively connected with the holder's conduct of a trade or business within the United States (in which case the branch profits tax described above may also apply if the holder is a non-U.S. corporation);

          (ii) in the case of a holder who is a non-resident alien individual and holds our common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale and other conditions are met;

          (iii) we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes (which we do not believe we are or have been and do not expect to become in the future) and certain other conditions are met; or

          (iv) the holder is subject to tax pursuant to United States federal income tax provisions applicable to certain United States expatriates.

  Estate Tax

     If an individual non-U.S. holder owns, or is treated as owning, our common stock at the time of his or her death, such stock would be includable in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax imposed on the estates of nonresident aliens, in the absence of a contrary provision contained in an applicable tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Dividends

     Under current law, dividends paid on our common stock to a non-U.S. holder at an address outside the United States are generally exempt from backup withholding tax and U.S. information reporting requirements (but not from regular withholding tax as discussed above). Under the Treasury regulations that are applicable to dividends paid after December 31, 2000, a non-U.S. person must generally provide proper documentation indicating the person's non-U.S. status to a withholding agent in order to avoid backup withholding tax.

  Broker Sales

     Payments of proceeds from the sale of our common stock by a non-U.S. holder made to or through a U.S. office of a broker are generally subject to both information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes entitlement to an exemption. Payments of proceeds from the sale of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, payments made to or through certain non-U.S. offices, including the non-U.S. offices of a U.S. broker, are generally subject to information reporting (but not backup withholding) unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes entitlement to an exemption.

     A non-U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the I.R.S.

                                  UNDERWRITING

     We intend to offer the shares in the U.S. and Canada through the U.S. underwriters and elsewhere through the international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., Dain Rauscher Incorporated and Prudential Securities Incorporated are acting as U.S. representatives of the U.S. underwriters named below. Subject to the terms and conditions described in a U.S. purchase agreement among us, the selling stockholders and the U.S. underwriters, and concurrently with the sale of shares to the international managers, we and the selling stockholders have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

                                                               NUMBER
                      U.S. UNDERWRITER                        OF SHARES
                      ----------------                        ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Salomon Smith Barney Inc....................................
Dain Rauscher Incorporated..................................
Prudential Securities Incorporated..........................
                                                              --------
             Total..........................................
                                                              ========

     We and the selling stockholders have also entered into an international purchase agreement with the international managers for sale of the shares outside the U.S. and Canada for whom Merrill Lynch International, Salomon Brothers International Limited, Dain Rauscher Incorporated and Prudential-Bache (U.K.) Inc. are acting as lead managers. Subject to the terms and conditions in the international purchase agreement, and concurrently with the sale of shares to the U.S. underwriters pursuant to the U.S. purchase agreement, we and the selling stockholders have agreed to sell to the international mangers, and the international managers severally have agreed to
purchase           shares from us and the selling stockholders. The initial
public offering price per share and the total underwriting discount per share are identical under the U.S. purchase agreement and the international purchase agreement.

     The U.S. underwriters and the international managers have agreed to purchase all of the shares sold under the U.S. and international purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the U.S. underwriters and the international managers are conditioned on one another.

     We, our two principal operating subsidiaries, Stratagene and BioCrest Manufacturing, and the selling stockholders have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and international managers may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The U.S. representatives have advised us and the selling stockholders that the U.S. underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to
dealers at that price less a concession not in excess of $          per share.
The U.S. underwriters may allow, and the dealers may reallow, a discount not in
excess of $          per share
to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to Stratagene and the selling stockholders. The information assumes either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

                                                         PER SHARE    WITHOUT OPTION    WITH OPTION
                                                         ---------    --------------    -----------
Public offering price..................................   $              $               $
Underwriting discount..................................   $              $               $
Proceeds, before expenses, to Stratagene...............   $              $               $
Proceeds, before expenses, to the selling
  stockholders.........................................   $              $               $

     The expenses of the offering, not including the underwriting discount, are
estimated at $          and are payable by Stratagene.

OVER-ALLOTMENT OPTION

     We and the selling stockholders have granted options to the U.S.
underwriters to purchase up to           additional shares at the public
offering price less the underwriting discount. The U.S. underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the U.S. underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that U.S. underwriter's initial amount reflected in the above table.

     We and the selling stockholders have also granted options to the international managers, exercisable for 30 days from the date of this
prospectus, to purchase up to           additional shares to cover any
over-allotments on terms similar to those granted to the U.S. underwriters.

INTERSYNDICATE AGREEMENT

     The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the international managers may sell shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement.

RESERVED SHARES

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our employees, directors and to some individuals designated by them. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

     We, the selling stockholders, our executive officers and directors and substantially all existing stockholders, including holders of vested options, have agreed not to sell or transfer any common stock for

180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed not to directly or indirectly

     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the sale of any common stock,

     - lend or otherwise dispose of or transfer any common stock,

     - request or demand that we file a registration statement related to the common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. We may continue to issue shares and options under our stock option plan and file an S-8 registration statement relating to our stock option plan.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "STGN."

     Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the U.S. representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

     - the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us,

     - our financial information,

     - the history of, and the prospects for, our company and the industry in which we compete,

     - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

     - the present state of our development and

     - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

     An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the U.S. representatives may reduce that short position by purchasing shares in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     The U.S. representatives may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representatives purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Debevoise & Plimpton, New York, New York.

                                    EXPERTS

     The combined financial statements and schedule of Stratagene Holding Corporation and subsidiaries and BioCrest Holdings, LLC and subsidiaries as of December 31, 1998, and 1999 and for each of the years in the three-year period ended December 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in the offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

     You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.C., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, will also be available to you on the SEC's web site. The address of this site is http://www.sec.gov.

                         STRATAGENE HOLDING CORPORATION

                     INDEX TO COMBINED FINANCIAL STATEMENTS

Independent Auditors' Report................................  F-2
Combined Balance Sheets as of December 31, 1998 and 1999....  F-3
Combined Statements of Operations for the Years ended
  December 31, 1997, 1998 and 1999..........................  F-4
Combined Statements of Stockholders' Deficit for the Years
  ended December 31, 1997, 1998 and 1999....................  F-5
Combined Statements of Cash Flows for the Years ended
  December 31, 1997, 1998 and 1999..........................  F-6
Notes to Combined Financial Statements......................  F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Stratagene Holding Corporation:

     We have audited the accompanying combined balance sheets of Stratagene Holding Corporation and subsidiaries and BioCrest Holdings, LLC and subsidiaries (the Company) as of December 31, 1998 and 1999 and the related combined statements of operations, stockholders' deficit and cash flows for each of the years in the three-year period ended December 31, 1999. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Stratagene Holding Corporation and subsidiaries and BioCrest Holdings, LLC and subsidiaries as of December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          KPMG LLP

San Diego, California
March 9, 2000

                         STRATAGENE HOLDING CORPORATION

                            COMBINED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999

                                                                 1998            1999
                                                              -----------    ------------
                                    ASSETS (PLEDGED)
Current assets:
  Cash and cash equivalents.................................  $ 8,636,288    $  3,100,568
  Cash -- restricted........................................    4,129,299       1,099,340
  Foreign currency exchange contracts.......................      183,066         151,382
  Accounts receivable, less allowance for doubtful accounts
    of $605,000 in 1998 and $266,000 in 1999................    6,020,391       5,546,177
  Inventories...............................................    5,373,675       6,195,980
  Income taxes receivable...................................           --         205,846
  Deferred income taxes.....................................    1,563,000       2,811,000
  Prepaid expenses and other current assets.................      769,275       1,378,678
                                                              -----------    ------------
         Total current assets...............................   26,674,994      20,488,971
Property and equipment, net.................................   10,996,933      12,726,302
Other assets................................................      410,215         612,505
Intangible assets, net of accumulated amortization of
  $1,110,166 in 1998 and $1,348,523 in 1999.................    1,043,790       1,711,542
Investment in unconsolidated entity.........................      770,439         936,946
                                                              -----------    ------------
         Total assets.......................................  $39,896,371    $ 36,476,266
                                                              ===========    ============
                          LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..........................................  $ 3,416,399    $  2,516,687
  Accrued compensation......................................    1,337,586       2,228,912
  Accrued expenses and other liabilities....................    3,002,018       1,824,372
  Note payable to related party.............................           --         425,000
  Line of credit............................................           --       2,500,000
  Current portion of long-term debt.........................    7,192,857       3,062,858
  Deferred revenue..........................................       78,445         120,387
  Income taxes payable......................................      164,000              --
                                                              -----------    ------------
         Total current liabilities..........................   15,191,305      12,678,216
Notes payable to former stockholders........................    1,903,168              --
Long-term debt, less current portion........................   31,970,464      30,571,497
Deferred income taxes.......................................       22,000         329,000
                                                              -----------    ------------
         Total liabilities..................................   49,086,937      43,578,713
                                                              -----------    ------------
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred stock, $.0001 par value; 4,000,000 shares
    authorized; none outstanding............................           --              --
  Common stock, Class A, $.0001 par value; 96,000,000 shares authorized; 30,600,000 and 30,933,336 shares issued and
    outstanding in 1998 and 1999, respectively..............        3,060           3,093
  Common stock, Class B, $.0001 par value; 4,000,000 shares
    authorized; 200,000 and 254,080 shares issued and
    outstanding in 1998 and 1999, respectively..............           20              25
  Additional paid-in capital................................      548,181       5,639,043
  Accumulated deficit.......................................   (7,379,576)    (10,054,622)
  Notes receivable from stockholders........................   (2,410,309)     (2,590,721)
  Accumulated other comprehensive income (loss).............       48,058         (99,265)
                                                              -----------    ------------
         Total stockholders' deficit........................   (9,190,566)     (7,102,447)
                                                              -----------    ------------
         Total liabilities and stockholders' deficit........  $39,896,371    $ 36,476,266
                                                              ===========    ============

            See accompanying notes to combined financial statements.

                         STRATAGENE HOLDING CORPORATION

                       COMBINED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                         1997           1998           1999
                                                      -----------    -----------    -----------
Revenue:
  Product sales.....................................  $48,813,921    $52,715,364    $50,852,184
  Contracts and government grants...................      572,756        463,424        465,416
                                                      -----------    -----------    -----------
          Total revenue.............................   49,386,677     53,178,788     51,317,600
                                                      -----------    -----------    -----------
Costs and expenses:
  Cost of products sold (excludes $905,445 included
     in stock compensation charges in 1999).........   14,548,596     15,016,822     14,767,105
  Contracts and government grants research and
     development....................................      572,756        463,424        465,416
  Proprietary research and development (excludes
     $3,096,773 included in stock compensation
     charges in 1999)...............................    4,405,755      7,755,682     11,377,748
  Selling and marketing (excludes $724,389 included
     in stock compensation charges in 1999).........   11,772,573     14,003,230     12,960,627
  General and administrative (excludes $808,235
     included in stock compensation charges in
     1999)..........................................    5,661,908      7,513,924      8,434,273
  Stock compensation charges........................           --             --      5,534,842
  Restructuring costs...............................      325,462        269,783        424,976
                                                      -----------    -----------    -----------
          Total costs and expenses..................   37,287,050     45,022,865     53,964,987
                                                      -----------    -----------    -----------
          Earnings (loss) from operations...........   12,099,627      8,155,923     (2,647,387)
                                                      -----------    -----------    -----------
Foreign currency transaction gains (losses).........     (417,954)      (281,471)       289,615
Equity income (loss) on investment in unconsolidated
  entity............................................           --         (1,676)       166,507
Other income (expense), net.........................       26,923        (36,890)       755,068
Interest expense....................................   (4,054,615)    (3,540,070)    (3,232,305)
Interest income.....................................      758,123        797,164        399,456
                                                      -----------    -----------    -----------
                                                       (3,687,523)    (3,062,943)    (1,621,659)
                                                      -----------    -----------    -----------
          Earnings (loss) before income taxes.......    8,412,104      5,092,980     (4,269,046)
Income tax (expense) benefit........................   (3,733,000)    (2,368,000)     1,794,000
                                                      -----------    -----------    -----------
          Net earnings (loss).......................  $ 4,679,104    $ 2,724,980    $(2,475,046)
                                                      ===========    ===========    ===========
Net earnings (loss) per share:
  Basic.............................................  $      0.15    $      0.09    $     (0.08)
                                                      ===========    ===========    ===========
  Diluted...........................................  $      0.14    $      0.09    $     (0.08)
                                                      ===========    ===========    ===========
Weighted average shares:
  Basic.............................................   30,610,000     30,765,000     31,067,416
                                                      ===========    ===========    ===========
  Diluted...........................................   40,786,853     31,641,033     31,067,416
                                                      ===========    ===========    ===========
Pro forma information (unaudited):
  Earnings (loss) before income taxes...............    8,412,104      5,092,980     (4,269,046)
  Pro forma income tax (expense) benefit............   (3,522,000)    (2,168,000)     1,345,000
                                                      -----------    -----------    -----------
  Pro forma net earnings (loss).....................    4,890,104      2,924,980     (2,924,046)
                                                      ===========    ===========    ===========
Pro forma net earnings (loss) per share:
  Basic.............................................  $      0.16    $      0.10    $     (0.09)
                                                      ===========    ===========    ===========
  Diluted...........................................  $      0.12    $      0.09    $     (0.09)
                                                      ===========    ===========    ===========

            See accompanying notes to combined financial statements.

                         STRATAGENE HOLDING CORPORATION

                  COMBINED STATEMENTS OF STOCKHOLDERS' DEFICIT
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                            COMMON STOCK --     COMMON STOCK --                                  NOTES        ACCUMULATED
                                CLASS A             CLASS B        ADDITIONAL                  RECEIVABLE        OTHER
                          -------------------   ----------------    PAID-IN     ACCUMULATED       FROM       COMPREHENSIVE
                            SHARES     AMOUNT   SHARES    AMOUNT    CAPITAL       DEFICIT     STOCKHOLDERS   INCOME (LOSS)
                          ----------   ------   -------   ------   ----------   -----------   ------------   -------------
Balance as of December
  31, 1996..............  30,400,000   $3,040   160,000    $16       197,704    (14,783,660)   (2,129,184)        25,382
Class A common stock
  issued upon exercise
  of stock options......     100,000      10         --     --       124,990             --            --             --
Notes receivable from
  stockholders of SHC...          --      --         --     --            --             --      (135,561)            --
Net earnings............          --      --         --     --            --      4,679,104            --             --
Foreign currency
  translation...........          --      --         --     --            --             --            --         32,013
Comprehensive income....          --      --         --     --            --             --            --             --
                          ----------   ------   -------    ---     ---------    -----------    ----------      ---------
Balance as of December
  31, 1997..............  30,500,000   3,050    160,000     16       322,694    (10,104,556)   (2,264,745)        57,395
Class A and B common
  stock issued upon
  exercise of stock
  options...............     100,000      10     40,000      4       174,987             --            --             --
Notes receivable from
  stockholders of SHC...          --      --         --     --            --             --      (145,564)            --
Capital contributions
  from BCH members......          --      --         --     --        50,500             --            --             --
Net earnings............          --      --         --     --            --      2,724,980            --             --
Foreign currency
  translation...........          --      --         --     --            --             --            --         (9,337)
Comprehensive income....          --      --         --     --            --             --            --             --
                          ----------   ------   -------    ---     ---------    -----------    ----------      ---------
Balance as of December
  31, 1998..............  30,600,000   3,060    200,000     20       548,181     (7,379,576)   (2,410,309)        48,058
Class A and B common
  stock issued upon
  exercise of stock
  options...............     200,000      20     54,080      5       319,974             --            --             --
Class A common stock
  issued for cash.......     133,336      13         --     --       499,987             --            --             --
Notes receivable from
  stockholders of SHC...          --      --         --     --            --             --      (180,412)            --
Capital contributions
  from BCH members......          --      --         --     --           217             --            --             --
Distributions paid to
  BCH members...........          --      --         --     --            --       (200,000)           --             --
Compensation expense
  recognized pursuant to
  phantom stock
  options...............          --      --         --     --     4,270,684             --            --             --
Net loss................          --      --         --     --            --     (2,475,046)           --             --
Foreign currency
  translation...........          --      --         --     --            --             --            --       (147,323)
Comprehensive loss......          --      --         --     --            --             --            --             --
                          ----------   ------   -------    ---     ---------    -----------    ----------      ---------
Balance as of December
  31, 1999..............  30,933,336   $3,093   254,080    $25     5,639,043    (10,054,622)   (2,590,721)       (99,265)
                          ==========   ======   =======    ===     =========    ===========    ==========      =========


                                               TOTAL
                          COMPREHENSIVE    STOCKHOLDERS'
                          INCOME (LOSS)       DEFICIT
                          -------------   ----------------
Balance as of December
  31, 1996..............           --       (16,686,702)
Class A common stock
  issued upon exercise
  of stock options......           --           125,000
Notes receivable from
  stockholders of SHC...           --          (135,561)
Net earnings............    4,679,104         4,679,104
Foreign currency
  translation...........       32,013            32,013
                           ----------
Comprehensive income....    4,711,117                --
                           ==========       -----------
Balance as of December
  31, 1997..............                    (11,986,146)
Class A and B common
  stock issued upon
  exercise of stock
  options...............           --           175,001
Notes receivable from
  stockholders of SHC...           --          (145,564)
Capital contributions
  from BCH members......           --            50,500
Net earnings............    2,724,980         2,724,980
Foreign currency
  translation...........       (9,337)           (9,337)
                           ----------
Comprehensive income....    2,715,643                --
                           ==========       -----------
Balance as of December
  31, 1998..............                     (9,190,566)
Class A and B common
  stock issued upon
  exercise of stock
  options...............           --           319,999
Class A common stock
  issued for cash.......           --           500,000
Notes receivable from
  stockholders of SHC...           --          (180,412)
Capital contributions
  from BCH members......           --               217
Distributions paid to
  BCH members...........           --          (200,000)
Compensation expense
  recognized pursuant to
  phantom stock
  options...............           --         4,270,684
Net loss................   (2,475,046)       (2,475,046)
Foreign currency
  translation...........     (147,323)         (147,323)
                           ----------
Comprehensive loss......   (2,622,369)               --
                           ==========       -----------
Balance as of December
  31, 1999..............                     (7,102,447)
                                            ===========

            See accompanying notes to combined financial statements.

                         STRATAGENE HOLDING CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                         1997           1998           1999
                                                     ------------    -----------    -----------
Cash flows from operating activities:
  Net earnings (loss)..............................  $  4,679,104    $ 2,724,980    $(2,475,046)
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization.................     1,046,988      1,021,905      1,813,030
     Non-cash stock compensation charges...........            --             --      4,270,684
     Loss on disposal of assets....................        31,522        120,816        199,984
     Non-cash interest on notes receivable from
       stockholders................................      (135,561)      (145,564)      (180,412)
     Equity (income) loss on investment in
       unconsolidated entity.......................            --          1,676       (166,507)
     Accretion of interest on notes payable and
       long-term debt..............................     1,367,940      1,507,361      1,663,889
     Accretion of interest on notes payable to
       former stockholders.........................       198,599        184,771             --
     Deferred income taxes.........................       169,662        531,000       (941,000)
     Changes in assets and liabilities:
       Foreign currency exchange contracts.........       238,834       (183,066)        31,684
       Accounts receivable, net....................      (511,043)      (665,178)       324,824
       Inventories.................................       266,318       (681,329)    (1,013,793)
       Prepaid expenses and other current assets...      (399,367)        (2,022)      (639,009)
       Income taxes receivable.....................      (653,026)        34,115       (412,415)
       Other assets................................      (439,321)       (29,062)      (217,611)
       Accounts payable............................     1,326,836        209,431       (963,451)
       Accrued expenses and other liabilities......       682,172         43,334        (63,708)
       Deferred revenue............................         5,503        (64,625)        18,788
       Income taxes payable........................      (222,487)   28,982.....        103,201
                                                     ------------    -----------    -----------
          Net cash provided by operating
            activities.............................     7,652,673      4,637,525      1,353,132
                                                     ------------    -----------    -----------
Cash flows from investing activities:
  Purchases of property and equipment..............    (1,821,978)    (9,285,326)    (3,542,510)
  Investment in Cenetron...........................            --       (772,115)            --
  Additions to intangibles.........................      (229,584)      (358,972)      (671,426)
  Changes in restricted cash.......................    (8,566,587)            --        965,190
  Cash transferred from trustee for capital
     purchases.....................................            --    5,836,478..      2,730,109
                                                     ------------    -----------    -----------
          Net cash used in investing activities....   (10,618,149)    (4,579,935)      (518,637)
                                                     ------------    -----------    -----------
Cash flows from financing activities:
  Proceeds from issuance of notes payable to
     related party.................................            --             --        425,000
  Proceeds from long-term debt.....................     9,100,000      5,150,000             --
  Principal payments on long-term debt.............    (2,142,857)    (2,192,856)    (7,192,856)
  Borrowings under lines of credit.................            --             --      4,200,000
  Payments on lines of credit......................            --             --     (1,700,000)
  Sinking fund payments............................      (146,979)      (212,864)      (664,736)

                         STRATAGENE HOLDING CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS
          YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 -- (CONTINUED)

                                                         1997           1998           1999
                                                     ------------    -----------    -----------
  Proceeds from issuance of common stock to
     director/officer..............................       125,000        175,001        800,000
  Proceeds from capital contributions..............            --         50,500            217
  Distributions paid to BCH members................            --             --       (200,000)
  Payments on notes payable to former
     stockholders..................................    (1,241,238)    (1,150,000)    (1,903,168)
                                                     ------------    -----------    -----------
          Net cash provided by (used in) financing
            activities.............................     5,693,926      1,819,781     (6,235,543)
                                                     ------------    -----------    -----------
Effect of foreign currency exchange rates on cash
  and cash equivalents.............................      (109,909)       (10,971)      (134,672)
                                                     ------------    -----------    -----------
          Net increase (decrease) in cash and cash
            equivalents............................     2,618,541      1,866,400     (5,535,720)
Cash and cash equivalents at beginning of year.....     4,151,347      6,769,888      8,636,288
                                                     ------------    -----------    -----------
Cash and cash equivalents at end of year...........  $  6,769,888    $ 8,636,288    $ 3,100,568
                                                     ============    ===========    ===========
Supplemental disclosure of cash flow information:
  Cash paid (received) during the year for:
     Interest......................................  $  1,276,725    $ 1,507,441    $   996,592
     Income taxes..................................  $  4,058,700    $ 2,522,234    $  (170,055)

     Supplemental disclosure of noncash investing and financing activities:

  During 1999, SHC issued common stock to a stockholder in exchange for a note receivable in the amount of $19,999.

            See accompanying notes to combined financial statements.

                         STRATAGENE HOLDING CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Description of Business and Principles of Combination and Consolidation

     The financial statements of Stratagene Holding Corporation (SHC) and BioCrest Holdings, LLC (collectively, Stratagene Holding Corporation or the Company) are presented on a combined basis as the companies are under common management and control.

     SHC was incorporated in Delaware in November 1995 and was formed for the purpose of acquiring the outstanding stock of Stratagene, a California corporation, (Stratagene California) and its related subsidiaries. Effective December 31, 1995, SHC acquired substantially all of the outstanding common and preferred stock of Stratagene California and its subsidiaries in a transaction accounted for as a leveraged recapitalization and recorded on an historical basis in a manner similar to a pooling-of-interests. The consolidated financial statements of SHC include the accounts of SHC and all of its wholly owned subsidiaries. SHC is involved in the development, production and marketing of a variety of products utilizing new and innovative genetic research technologies.

     BioCrest Holdings, LLC (BCH) was established as a limited liability company in Delaware in July 1997. The consolidated financial statements of BCH include the accounts of BCH and all of its wholly owned subsidiaries. BCH is currently involved in inventing products utilizing new and innovative genetic research technologies.

     All significant intercompany balances and transactions have been eliminated in consolidation and combination of SHC and BCH.

  (b) Cash Equivalents

     Cash equivalents consist of money market accounts and a certificate of deposit, stated at cost, which approximates market, with original maturities of three months or less.

  (c) Restricted Cash

     Restricted cash held by the bank totaled $4,129,299 and $1,099,340 at December 31, 1998 and 1999, respectively. Restricted cash deposits at December 31, 1999 relate to sinking fund payments required under the Bastrop County bond indenture agreement. At December 31, 1998, the restricted cash related to funds held in trust associated with the bonds and a sinking fund for notes to former stockholders. Annual sinking fund deposits of $870,000 are required through April 2022.

  (d) Inventories

     Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

  (e) Property and Equipment

     Property and equipment are stated at cost. Depreciation on furniture and equipment, autos and trucks is calculated using the straight-line method based upon an estimated useful life of three to five years. The building is depreciated over 25 years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset, generally five years.

  (f) Notes Receivable from Stockholders

     At December 31, 1998 and 1999, SHC had unsecured notes receivable totaling $2,410,309 and $2,590,721, respectively, from stockholders of SHC, primarily for the exercise of options for common stock

                         STRATAGENE HOLDING CORPORATION
of its subsidiary, Stratagene California, and to replace certain other previously outstanding notes. These notes bear interest at rates ranging from 5.91% to prime plus 1.0% (8.75% and 9.5% at December 31, 1998 and 1999, respectively). Interest and principal are due on April 10, 2001 through December 6, 2002.

  (g) Patent Costs

     Included in intangible assets, net, are costs incurred in connection with patent applications, consisting principally of legal fees. Amortization is calculated using the straight-line method over the estimated useful lives of the patents, generally seven years.

  (h) Research and Development Costs

     All research and development costs are expensed in the period incurred.

  (i) Revenue Recognition

     Revenue is recognized when products are shipped and title has transferred. Contracts and government grants revenue related to research activities are recognized when earned, generally as related research activities progress. Revenues from service contracts are deferred and recognized over the period of the contract.

  (j) Income Taxes

     SHC and its subsidiaries record income taxes using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

     BCH and its subsidiaries are limited liability companies; therefore, any related income tax liabilities are the responsibility of the members and partners. As a result, the operations of BCH do not reflect a provision for income taxes.

     Pro forma tax information is provided to account for the effects of treating the combined limited liability companies as C Corporations. See Note 16.

  (k) Foreign Currency Translation and Foreign Currency Exchange Contracts

     The accounts of foreign subsidiaries and affiliates of the Company are measured using the local currency as the functional currency. For these operations, assets and liabilities are translated into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average monthly exchange rates. Net translation gains or losses are excluded from net income and accumulated in accumulated other comprehensive income (loss) on the accompanying combined balance sheets.

     The Company periodically enters into foreign currency exchange contracts to manage fluctuations in foreign currency exchange rates related to its foreign subsidiaries. At December 31, 1998, the Company had outstanding foreign currency exchange contracts, maturing through March 1999, with contract amounts of approximately $7,489,675. At December 31, 1999, the Company had outstanding foreign currency exchange contracts, maturing through March 2000, with contract amounts of approximately

                         STRATAGENE HOLDING CORPORATION

$8,267,362. The foreign currency exchange contracts are accounted for on a mark-to-market basis with realized and unrealized gains or losses recognized in the accompanying combined statements of operations.

  (l) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair values of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (m) Stock Options

     The Company accounts for its stock option plan in accordance with the alternate provisions of SFAS No. 123, Accounting for Stock Based Compensation. SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and provide pro forma disclosures for employee stock option grants made in 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  (n) Earnings Per Share

     Earnings per common share are calculated in accordance with Statement of Financial Accounting Standards No 128, Earnings per Share. Basic earnings per common share excludes the dilutive effects of options, warrants and other convertible securities compared to diluted earnings per share which reflects the potential dilution of options and other convertible securities that could share in the earnings of the Company. Calculations of basic and diluted earnings per share use the weighted-average number of shares outstanding during the year. Diluted earnings per common share for the years ended December 31, 1997, 1998 and 1999 include the dilutive effects of potential common stock from options and convertible debt totaling 10,176,853, 876,033, and 0, respectively. The calculation of diluted earnings per share for the year ended December 31, 1997 assumes the conversion of the convertible subordinated notes and a $925,788 reduction to net earnings reflecting the after-tax interest expense related to the convertible subordinated notes. Diluted earnings per share excludes options and convertible debt representing potential common shares of 374,400, 10,286,400, and 11,068,000, for the years ended December 31, 1997, 1998 and
1999, respectively, since the effect of their inclusion would have been anti-dilutive.

  (o) Segment Reporting

     In 1999, the Company adopted SFAS 131, Disclosures about Segments of an Enterprise and Related Information, which establishes reporting standards for a company's operating segments and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and about which separate financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. This Statement allows aggregation of similar operating segments into a single operating segment if the businesses are considered similar under

                         STRATAGENE HOLDING CORPORATION
the criteria of this Statement. The Company believes it operates in a single segment, biotechology products.

  (p) Use of Estimates

     Management of SHC and BCH has made a number of estimates and assumptions relating to the reporting of assets and liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities to prepare these combined financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash and cash equivalents, restricted cash, foreign currency exchange contracts, accounts receivable, income taxes receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other liabilities, note payable to related party and line of credit are considered to be representative of their respective fair values because of the short-term nature of these financial instruments. The carrying amount of the notes payable to former stockholders and long-term debt are reasonable estimates of fair value, as the loans have terms based on market rates available for similar debt instruments.

(3) INVENTORIES

     Inventories of primarily biological products and instruments consisted of the following at December 31:

                                                         1998          1999
                                                      ----------    ----------
Raw materials and supplies..........................  $2,793,000    $3,417,554
Work-in-process.....................................     161,291       323,534
Finished goods......................................   2,419,384     2,454,892
                                                      ----------    ----------
                                                      $5,373,675    $6,195,980
                                                      ==========    ==========

(4) PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                                       1998           1999
                                                    -----------    -----------
Land..............................................  $   604,640    $   604,640
Building..........................................           --      8,435,756
Furniture and equipment...........................    7,180,156      6,653,557
Leasehold improvements............................    1,033,145        391,587
Autos and trucks..................................      114,945         88,815
Construction-in-process...........................    6,735,258        224,156
                                                    -----------    -----------
                                                     15,668,144     16,398,511
Less accumulated depreciation and amortization....   (4,671,211)    (3,672,209)
                                                    -----------    -----------
                                                    $10,996,933    $12,726,302
                                                    ===========    ===========

                         STRATAGENE HOLDING CORPORATION

(5) LONG-TERM DEBT

     At December 31, long-term debt consisted of the following:

                                                               1998           1999
                                                            -----------    -----------
Note payable to bank bearing interest at the lower of
  prime rate plus 1% or LIBOR plus 2.5% (8.72% at December
  31, 1999). Monthly principal installments of $178,571
  plus accrued interest, balance of $2,321,438 due
  December 2001. This SHC note is secured by substantially
  all of the Company's assets and guaranteed by BioCrest
  Manufacturing and Strategene California.................  $ 8,750,000    $ 6,607,143
Revolving line of credit not to exceed $5,000,000 with
  interest rates at Prime or Libor plus 2% (As of December
  31, 1999, $750,000 at 8.5% and $1,750,000 at 8.47%.)
  Maturity date of July 31, 2001. This BioCrest
  Manufacturing line is secured by substantially all of
  the Company's assets and is guaranteed by SHC and
  Strategene California...................................           --      2,500,000
10%, unsecured convertible subordinated notes with a face
  value of $23,759,179, due December 1, 2002. Convertible,
  at the option of the holder, at any time prior to
  maturity into 9,600,000 shares of SHC common stock upon
  or after the occurrence of a conversion event as defined
  in the Securities Purchase Agreement....................   16,213,321     17,877,212
Debt from bond indenture agreement with Bastrop County,
  Texas totaling $9,100,000, at an average interest rate
  of 4.17% (5.9% at December 31, 1999). Sinking fund
  payments are required through April 2022 when the bonds
  mature. Proceeds are restricted to the purchase of land,
  building and equipment in Bastrop County, Texas.
  Collateralized by land, building and equipment..........    9,100,000      9,100,000
7.5%, senior subordinated notes due to former stockholders
  paid in full September 1999.............................    1,903,168             --
Unsecured note payable to bank bearing interest at prime
  rate. Paid in full March 1999...........................    5,000,000             --
Note payable to Consolidated Technologies, Inc. bearing
  interest at prime rate (8.5% at December 31, 1999).
  Principal and accrued interest due October 1, 2000......      100,000         50,000
                                                            -----------    -----------
                                                             41,066,489     36,134,355
Current portion...........................................    7,192,857      5,562,858
                                                            -----------    -----------
          Long-term debt, less current portion............  $33,873,632    $30,571,497
                                                            ===========    ===========

     The various debt agreements contain restrictive covenants requiring the Company to maintain minimum debt service coverage ratios and a minimum tangible net worth. At December 31, 1999, the Company was not in compliance with the covenants contained in the note payable to the bank and the revolving line of credit. The Company received waivers from the bank related to these covenants through January 1, 2001.

     The aggregate maturities of long-term debt principal payments for each of the five years subsequent to December 31, 1999 are as follows: 2000, $5,562,858; 2001, $5,334,284; 2002, $18,747,211; 2003, $870,000; 2004, $870,000; and
thereafter, $4,750,000 which includes sinking fund payments of $870,000 a year. Included in the 2000 debt principal payments is the Company's revolving line of credit for $2,500,000, since the Company repaid this line in February of 2000.

                         STRATAGENE HOLDING CORPORATION

(6) RELATED PARTY TRANSACTIONS

     In December 1996, SHC agreed to pay one of the holders of the convertible subordinated notes, an annual financial advisory fee of $250,000 in each of 1996, 1997 and 1998. In July 1999, the holder agreed to reduce the total amount of advisory fees from $750,000 to $425,000. At this time, SHC issued a promissory note in the principal amount of $425,000 to the holder. The note bears interest at 10% per annum and was originally due and payable on April 1, 2000. In March 2000, SHC and the holder amended the terms of the note to provide that the note is now due and payable on the earlier to occur of September 30, 2000 or the closing of the contemplated offering described in note 17.

     Included in other assets is an amount due from a stockholder of SHC consisting of unsecured loans totaling $1,314,636 and $46,971 at December 31, 1998 and 1999, respectively, including interest. The notes bear interest at 6% and interest and principal are due on or before August 15, 2001. During 1998, the Company reduced the stockholder's note of $1,314,636 by $1,292,732 as compensation for personal guarantees provided by the stockholder to secure notes payable to the bank. Under this guarantee fee arrangement, the Company incurred interest expense of $940,548, $352,184, and $173,900 for the years ended December 31, 1997, 1998 and 1999, respectively. See also note 1(f).

(7) STOCKHOLDERS' EQUITY

     In December 1995, the Company authorized 4,000,000 shares of preferred stock at a par value of $.0001 of which none has been issued. Also authorized were 96,000,000 shares of Class A common stock at a par value of $.0001 and 4,000,000 shares of Class B common stock at a par value of $.0001. The Class A common stock has voting rights while the Class B does not. On March 9, 2000, SHC completed a 4 for 1 stock split. All share and per share amounts for all periods presented have been adjusted to reflect the split.

     Pursuant to the terms of a registration rights agreement dated December 6, 1995 between SHC and one of the holders of the convertible subordinated notes due December 1, 2002, we granted registration rights to the holder with respect to shares of SHC's common stock that it will receive upon any conversion of the convertible subordinated notes. SHC is not required to effect more than one registration for the holder pursuant to the demand registration rights. In addition, after an initial public offering the holder will be entitled to piggyback registration rights with respect to the registration of its shares of SHC's common stock. In connection with the contemplated offering described in note 17, SHC and the holder have agreed to amend the registration rights agreement and add Dr. Sorge, SHC's founder, chairman of the board and chief executive officer, as a party to the agreement.

(8) STOCK OPTIONS

     In 1996, SHC adopted a non-qualified stock option plan (the Plan), which provides for the grant of options to employees of SHC or a subsidiary of SHC to purchase up to 2,000,000 shares of Class B common stock at exercise prices of not less than the fair value of the Class B common stock. Options under the Plan vest over a period determined by the Board of Directors of SHC, but not longer than five years and three months after the date of grant.

     In 1996, by special action of the SHC Board of Directors, an option to purchase 400,000 shares of SHC Class A common stock was granted to a Board member. The option was granted at fair value and vests over four equal annual installments, but must be exercised before seven years. In 1997, 1998, and 1999 the Board member exercised 100,000, 100,000, and 200,000 of these options, respectively.

     In 1997, Stratagene Genomics, Inc. (SGI), a wholly-owned subsidiary of SHC, adopted a non-qualified stock option plan (the SGI Plan), which provides for the grant of options to purchase up to

                         STRATAGENE HOLDING CORPORATION

850,000 shares of Class A common stock of SGI. Options are granted to employees of SGI or a parent corporation or a subsidiary of SGI at the fair value of the Class A common stock. Options under the Plan vest over a period determined by the Board of Directors of SGI, but not longer than five years and three months after the date of grant. During 1997, 500,000 options were issued to an employee of SGI. This plan was terminated in 1998. Outstanding options, all of which were unvested, under this plan were cancelled.

     In 1999, by special action of the Board of Directors, options to purchase 1,248,000 shares of Class A common stock of SHC was granted to an officer of SHC. The options were granted at fair value and vest over five equal annual installments, but must be exercised before seven years, three months. Subsequently, the officer resigned from SHC and 249,600 of his options vested and the remaining 998,400 were forfeited.

     The Company accounts for stock options in accordance with the alternate provisions of SFAS No. 123, Accounting for Stock Based Compensation. Had the Company determined compensation cost based on the fair value at the grant date for stock options under SFAS No. 123, SHC's net earnings (loss) would have been adjusted to the pro forma amounts indicated below (these amounts do not include any pro forma adjustments described in note 17 to the combined financial statements):

                                                   1997          1998          1999
                                                ----------    ----------    -----------
Net earnings (loss), as reported..............  $4,679,104    $2,724,980    $(2,475,046)
Pro forma.....................................  $4,597,570    $2,668,093    $(2,490,665)
Earnings (loss) per share, as reported
  Basic.......................................        0.15          0.09          (0.08)
  Diluted.....................................        0.14          0.09          (0.08)
Earnings (loss) per common share, pro forma
  Basic.......................................        0.15          0.09          (0.08)
  Diluted.....................................        0.14          0.08          (0.08)

     Pro forma net earnings (loss) reflect only options granted in 1997, 1998 and 1999. Therefore, the full impact of calculating compensation expense for stock options under Statement No. 123 is not reflected in the pro forma net earnings (loss) amounts presented above since compensation expense is reflected over the stock option vesting periods, and compensation expense for stock options granted prior to January 1, 1995 are not considered.

                         STRATAGENE HOLDING CORPORATION

     The following table summarizes SHC option activity:

                                                                              WEIGHTED
                                                                              AVERAGE
                                                              OPTIONS      EXERCISE PRICE
                                                             ----------    --------------
Outstanding, December 31, 1996.............................   1,248,000        $1.33
  Granted..................................................     166,400         2.43
  Exercised................................................    (100,000)        1.25
                                                             ----------
Outstanding, December 31, 1997.............................   1,314,400         1.48
  Granted..................................................     520,000         3.65
  Exercised................................................    (140,000)        1.25
  Forfeited................................................     (24,000)        1.25
                                                             ----------
Outstanding, December 31, 1998.............................   1,670,400         2.18
  Granted..................................................   1,338,000         3.75
  Exercised................................................    (256,000)        1.25
  Forfeited................................................  (1,284,400)        3.44
                                                             ----------
Outstanding, December 31, 1999.............................   1,468,000         2.67
                                                             ==========

     The following table summarizes information about SHC stock options outstanding as of December 31, 1999:

                        OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
-------------------------------------------------------------------    -------------------------
                              NUMBER        WEIGHTED-                     NUMBER
                           OUTSTANDING       AVERAGE      WEIGHTED-    EXERCISABLE     WEIGHTED-
                              AS OF         REMAINING      AVERAGE        AS OF         AVERAGE
RANGE OF                   DECEMBER 31,    CONTRACTUAL    EXERCISE     DECEMBER 31,    EXERCISE
EXERCISE PRICES                1999           LIFE          PRICE          1999          PRICE
---------------            ------------    -----------    ---------    ------------    ---------
$1.25....................     444,000         1.29          $1.25        266,400         $1.25
$1.75....................     208,000         4.60           1.75         85,920          1.75
$2.00....................      24,400         5.29           2.00         18,400          2.00
$2.50....................      12,000         2.54           2.50         12,000          2.50
$3.75....................     779,600         3.91           3.75        337,600          3.75
                            ---------                                    -------
$1.25 - $3.75............   1,468,000         3.22           2.67        720,320          2.49
                            =========                                    =======

     All stock options granted in 1997, 1998 and 1999 were granted with exercise prices in excess of the fair value of the underlying common stock, and the weighted-average fair value of stock options granted was $2.43, $3.65, and $3.75, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1997 -- expected dividend yield of 0%, risk-free interest rate of 5.6%, expected life of 4.4 years and expected volatility of zero. 1998 -- expected dividend yield of 0%, risk-free interest rate of 4.3%, expected life of 3.8 years and expected volatility of zero. 1999 -- expected dividend yield of 0%, risk-free interest rate of 5.9%, expected life of 3.2 years and expected volatility of zero.

(9) PHANTOM STOCK PLAN

     Stratagene California has a phantom stock plan whereby employees with one year of service can receive their bonus in the form of cash or phantom stock. There are 300,000 phantom shares authorized in this plan. Each share is intended to fluctuate in value in a manner similar to one share of Stratagene California common stock, and accordingly, to function as an "equity-like" interest in the value and growth

                         STRATAGENE HOLDING CORPORATION
of Stratagene California. However, the holders of shares of phantom stock will not be entitled to any actual stockholder rights such as voting, dividend or liquidation rights. Stratagene California has recorded a liability of $257,171 and $1,425,720 included in accrued compensation, related to the plan as of December 31, 1998 and 1999, respectively.

     As a part of the phantom stock plan, Strategene California may grant options to purchase phantom stock. The exercise price of such options are set by the administrator provided, however, that the exercise price shall not be less than 100% of the fair value of the common stock of Stratagene California on the date such option is granted unless otherwise agreed to by the Board. The Company recognized stock compensation expense of $4,270,684 for the year ended December 31, 1999 based on the difference between the estimated fair value of the Company's common stock at December 31, 1999 and the exercise price of phantom options. This stock compensation charge is included in each of the combined statement of operations captions as follows: Cost of product sold, $905,445; Proprietary research and development, $3,096,773; Selling and marketing, $724,389, and General and administrative, $808,235. No compensation expense was recognized in 1997 or 1998 for the phantom stock options.

(10) 401(k) SAVINGS PLAN

     SHC has a qualified 401(k) Employee Savings Plan (the Savings Plan) available to substantially all full-time employees over the age of 21. SHC may make discretionary contributions to the Savings Plan, which vest immediately. There were no discretionary contributions for the years ended December 31, 1997, 1998 or 1999.

     Effective January 1, 2000, the Company will match 25% of the contributions of employees with one to three years of service up to a maximum of $1,000, 25% of the contributions of employees with three to six years of service up to a maximum of $1,750, and 30% of the contributions of employees with six or more years of service up to a maximum of $2,500. The contributions vest immediately.

(11) CONTRACTS AND GOVERNMENT GRANTS

     The Company is routinely awarded research contracts and grants by various government agencies, which vary in amount and duration. Under the terms of government grants and contracts, the Company holds the rights to patent and commercialize any technology that is developed. In exchange for providing the funding, the government receives a royalty-free license to use for governmental purposes any technology developed by the Company.

                         STRATAGENE HOLDING CORPORATION

(12) INCOME TAXES

     Components of income tax expense (benefit) of SHC are as follows:

                                                   1997          1998          1999
                                                ----------    ----------    -----------
Current:
  Federal.....................................  $3,579,000    $1,505,000    $  (853,000)
  State.......................................     692,000       321,000             --
  Foreign.....................................      94,000        12,000             --
                                                ----------    ----------    -----------
                                                 4,365,000     1,838,000       (853,000)
                                                ----------    ----------    -----------
Deferred:
  Federal.....................................    (563,000)      478,000       (937,000)
  State.......................................     (69,000)       52,000         (4,000)
                                                ----------    ----------    -----------
                                                  (632,000)      530,000       (941,000)
                                                ----------    ----------    -----------
                                                $3,733,000    $2,368,000    $(1,794,000)
                                                ==========    ==========    ===========

     The actual income taxes differ from the "expected" income taxes (computed by applying the federal income tax rate of 34% to SHC's earnings (loss) before income taxes) as follows:

                                                   1997          1998          1999
                                                ----------    ----------    -----------
Computed "expected" federal income taxes of
  SHC.........................................   2,860,000     1,732,000     (1,452,000)
Foreign operations, net of tax................    (189,000)       59,000         12,000
State income taxes, net of federal benefit....     411,000       246,000         (2,000)
General business credit.......................    (105,000)     (130,000)            --
Partnership (income) loss not included in
  corporate group.............................     211,000       200,000       (449,000)
Non-deductible expenses.......................     545,000       261,000         97,000
                                                ----------    ----------    -----------
                                                $3,733,000    $2,368,000    $(1,794,000)
                                                ==========    ==========    ===========

                         STRATAGENE HOLDING CORPORATION

     Deferred income taxes result from temporary differences between the tax basis of an asset or a liability and its reported amount in the accompanying combined balance sheets. The components that comprise deferred tax assets and liabilities at December 31, 1998 and 1999 are as follows:

                                                                 1998          1999
                                                              ----------    ----------
Deferred tax assets:
  Accounts receivable.......................................  $  141,000    $   49,000
  Inventories...............................................     579,000       404,000
  Property and equipment....................................      69,000            --
  Accrued expenses and other liabilities....................     843,000     2,358,000
  Long-term debt............................................     232,000       169,000
  State net operating losses................................          --        33,000
                                                              ----------    ----------
          Deferred tax assets...............................   1,864,000     3,013,000
                                                              ----------    ----------
Deferred tax liabilities:
  Patents...................................................    (323,000)     (463,000)
  Property and equipment....................................          --       (68,000)
                                                              ----------    ----------
          Net deferred tax assets...........................  $1,541,000    $2,482,000
                                                              ==========    ==========

     Management believes that it is more likely than not that the deferred tax assets will be realized in the normal course of operations and, accordingly, no valuation allowance has been recorded in the accompanying combined balance sheets.

(13) COMMITMENTS AND CONTINGENT LIABILITIES

  (a) Operating Lease Commitments

     The Company leases certain facilities and equipment under noncancelable operating leases expiring December 28, 2001 to September 30, 2003. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Future minimum lease payments under noncancelable operating leases, subsequent to December 31, 1999, as follows:
2000, $1,704,206; 2001, $1,734,928; 2002, $1,280,987; and 2003, $792,469. Total
rental expense under all operating leases was $1,081,825, $1,116,439 and $1,443,299, in 1997, 1998 and 1999, respectively.

  (b) License Agreements

     In connection with its research and development efforts, SHC has entered into various license agreements with unrelated parties which provide SHC with rights to develop, produce and market products using certain technologies and patent rights maintained by the parties. The terms of the various agreements require SHC to pay royalties ranging from 1% to 45% of sales on products which have been produced using the technologies. Such agreements generally provide for terms that commence upon execution and continue until expiration of the last patent relative to the technology. During 1997, 1998 and 1999, royalty expenses under the aforementioned license agreements aggregated approximately $2,386,000, $2,752,000 and $2,753,000, respectively, and were included in cost of products sold in the accompanying combined statements of operations.

  (c) Litigation

     During 1995, Stratagene California entered into covenants not to compete and settlement agreements with two former stockholders of Stratagene California. Under the terms of these agreements, Stratagene

                         STRATAGENE HOLDING CORPORATION

California was required to make payments totaling $250,000 at December 1997. In December 1998, Stratagene made a final payment of $1,150,000 to the former stockholders.

     The Company is involved in various other legal proceedings arising in the ordinary course of business. While the outcome of these proceedings cannot be predicted with certainty, the Company's management, after taking into consideration information furnished by legal counsel, does not believe that any of these proceedings will have a material adverse effect on the operations or financial position of either company.

(14) SEGMENT INFORMATION

     Product sales and net earnings (loss) by geographic segment are as follows:

                                                      YEAR ENDED DECEMBER 31,
                                             ------------------------------------------
                                                1997           1998            1999
                                             -----------    -----------    ------------
Product sales:
  U.S. ....................................  $38,843,491    $42,248,746    $ 40,881,733
  Foreign..................................    9,970,430     10,466,618       9,970,451
                                             -----------    -----------    ------------
                                             $48,813,921    $52,715,364    $ 50,852,184
                                             ===========    ===========    ============
Net earnings (loss)
  U.S. ....................................  $ 6,289,153    $ 2,239,662    $ (2,246,295)
  Foreign..................................   (1,610,049)       485,318        (228,751)
                                             -----------    -----------    ------------
                                             $ 4,679,104    $ 2,724,980    $ (2,475,046)
                                             ===========    ===========    ============

     Long-lived assets by geographic region at December 31, are as follows:

                                                               1998           1999
                                                            -----------    -----------
U.S. .....................................................  $ 8,389,321    $11,334,857
Foreign...................................................    3,651,402      3,102,987
                                                            -----------    -----------
                                                            $12,040,723    $14,437,844
                                                            ===========    ===========

(15) RESTRUCTURING COSTS

     The Company has recorded certain restructuring costs in accordance with EITF 94-3. In 1997, the Company restructured its European sales and distribution activities and closed down its subsidiaries in the UK and Germany. Distribution activities were consolidated in Amsterdam, the Netherlands, in order to serve customers in a more cost effective manner. Costs associated with the closing of the two foreign facilities, including severance for employees and termination of remaining lease obligations, totaled $325,462 in 1997. This amount was paid in 1997. In 1998, the Company was in the process of restructuring its operations in California by moving manufacturing to their new facility in Texas. The Company's manufacturing is primarily performed in Texas while research and development are primarily conducted in the California location. Costs associated with the transfer relate to severance for employees and totaled $269,783 in 1998. This amount was accrued as of December 31, 1998 and was fully paid in 1999. In 1999, the Company completed the process of restructuring its operations by eliminating a business unit structure and implementing one unified structure with centralized and better-coordinated research and development, manufacturing and marketing functions. Amounts expensed and paid associated with severance and out-placement fees for employees totaled $424,976 in 1999.

                         STRATAGENE HOLDING CORPORATION

(16) PRO FORMA INCOME TAX ADJUSTMENTS TO FINANCIAL STATEMENTS (UNAUDITED)

     BCH and its subsidiaries are limited liability companies and accordingly reflect no provision for income taxes in the combined statements of operations for the years ended December 31, 1997, 1998 and 1999.

     Upon the closing of the Company's initial public offering, BCH and its subsidiaries will be merged with and into Stratagene Holding Company and will be taxed as a C Corporation for federal and state income tax purposes.

     The combined statements of operations for the years ended December 31, 1997, 1998 and 1999 have been presented to give pro forma effect assuming BCH and its subsidiaries were taxed as C corporations as follows:

                                                          1997           1998           1999
                                                       -----------    -----------    ----------
Historical income tax (expense) benefit..............  $(3,733,000)   $(2,368,000)   $1,794,000
Pro forma adjustment.................................      211,000        200,000      (449,000)
                                                       -----------    -----------    ----------
Pro forma income tax (expense) benefit...............  $(3,522,000)   $(2,168,000)   $1,345,000
                                                       ===========    ===========    ==========

(17) SUBSEQUENT EVENTS

     In March 2000, the board of directors of SHC authorized the management of SHC to file a registration statement with the Securities and Exchange Commission for an initial public offering of its common stock.

     Also in March 2000, BCH entered into a merger agreement with SHC. This merger is contingent upon the closing of the offering. The membership interests in BCH are beneficially owned by the management of SHC and its stockholders. In exchange for their membership interests in BCH, the Company has agreed to pay the members of BCH an amount equal to the book value of BCH's assets as of the effective date of the merger.

     Subject to the completion of the initial public offering, the phantom stock plan will terminate. As a result of the termination of the phantom stock plan, upon the closing of the offering, SHC will issue options to purchase an aggregate of approximately 462,648 shares of common stock and make aggregate cash payments of approximately $1.2 million. See note 9.

     The holder of a majority in principal amount of the convertible subordinated notes due December 1, 2002 agreed in March 2000 to convert its notes into shares of common stock upon the closing of the initial public offering referred to above. Under the instrument governing the notes, SHC is entitled to, and intends to, convert this holder's note, together with the remainder of the notes, into a total of 9,600,000 shares of common stock upon the closing of the offering.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                             SHARES

                            STRATAGENE HOLDING LOGO

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY
                             DAIN RAUSCHER WESSELS
                          PRUDENTIAL VECTOR HEALTHCARE
                        A UNIT OF PRUDENTIAL SECURITIES

                                        , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

          THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                [Alternative Page for International Prospectus]

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED MARCH 10, 2000

PROSPECTUS
----------------

                                              SHARES

                           [STRATAGENE HOLDING LOGO]
                                  COMMON STOCK
                             ----------------------

     This is Stratagene Holding Corporation's initial public offering of common
stock. Stratagene is selling             shares and Stratagene stockholders are
selling             shares. The international managers are offering
shares outside of the U.S. and Canada and the U.S. underwriters are offering shares in the U.S. and Canada.

     We expect the public offering price to be between $       and $       per
share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol "STGN."

     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.
                             ----------------------

                                                               PER SHARE    TOTAL
                                                               ---------    -----
Public offering price.......................................       $          $
Underwriting discount.......................................       $          $
Proceeds, before expenses, to Stratagene....................       $          $
Proceeds, before expenses, to the selling stockholders......       $          $

     The international managers may also purchase up to an additional
            shares from Stratagene, and up to an additional             shares
from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an
additional             shares from Stratagene and up to an additional
            shares from the selling stockholders.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about             , 2000.
                             ----------------------

MERRILL LYNCH INTERNATIONAL

              SALOMON SMITH BARNEY INTERNATIONAL
                              DAIN RAUSCHER WESSELS
                                           PRUDENTIAL-BACHE SECURITIES
                             ----------------------
               The date of this prospectus is             , 2000.

                [Alternative Page for International Prospectus]

                                  UNDERWRITING

     We intend to offer the shares outside in the U.S. and Canada through the international managers and in the U.S. and Canada through the U.S. underwriters. Merrill Lynch International, Salomon Brothers International Limited, Dain Rauscher Incorporated and Prudential-Bache (U.K.) Inc. are acting as lead managers for the international managers named below. Subject to the terms and conditions described in our international purchase agreement among us, the selling stockholders and the international managers, and concurrently with the
sale of           shares to the U.S. underwriters, we and the selling
stockholders have agreed to sell to the international managers, and the international managers severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

                                                               NUMBER
                   INTERNATIONAL MANAGER                      OF SHARES
                   ---------------------                      ---------
Merrill Lynch International.................................
Salomon Brothers International Limited......................
Dain Rauscher Incorporated..................................
Prudential-Bache (U.K.) Inc.................................
                                                              --------
             Total..........................................
                                                              ========

     We and the selling stockholders have also entered into U.S. purchase agreement with the U.S. underwriters for sale of the shares in the U.S. and Canada for whom Merrill Lynch Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., Dain Rauscher Incorporated and Prudential Securities Incorporated are acting as U.S. representatives. Subject to the terms and conditions in the
U.S. purchase agreement, and concurrently with the sale of           shares to
the international managers pursuant to the international purchase agreement, we and the selling stockholders have agreed to sell to the U.S. underwriters, and
the U.S. underwriters severally have agreed to purchase           shares from us
and the selling stockholders. The initial public offering price per share and the total underwriting discount per share are identical under the international purchase agreement and the U.S. purchase agreement.

     The international managers and the U.S. underwriters have agreed to purchase all of the shares sold under the international and U.S. purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the international managers and the U.S. underwriters are conditioned on one another.

     We, our two principal operating subsidiaries, Stratagene and BioCrest Manufacturing, and the selling stockholders have agreed to indemnify the international managers and the U.S. underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the international managers and U.S. underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The lead managers have advised us and the selling stockholders that the international managers propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus, and to
dealers at that price less a concession not in excess of $          per share.
The

                [Alternative Page for International Prospectus]

international managers may allow, and the dealers may reallow, a discount not in
excess of $          per share to other dealers. After the initial public
offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to Stratagene and the selling stockholders. The information assumes either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.

                                                         PER SHARE    WITHOUT OPTION    WITH OPTION
                                                         ---------    --------------    -----------
Public offering price..................................   $              $               $
Underwriting discount..................................   $              $               $
Proceeds, before expenses, to Stratagene...............   $              $               $
Proceeds, before expenses, to the selling
  stockholders.........................................   $              $               $

     The expenses of the offering, not including the underwriting discount, are
estimated at $          and are payable by Stratagene.

OVER-ALLOTMENT OPTION

     We and the selling stockholders have granted options to the international
managers to purchase up to           additional shares at the public offering
price less the underwriting discount. The international managers may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the international managers exercise these options, each international manager will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that international manager's initial amount reflected in the above table.

     We and the selling stockholders have also granted options to the U.S. underwriters, exercisable for 30 days from the date of this prospectus, to
purchase up to           additional shares to cover any over-allotments on terms
similar to those granted to the international managers.

INTERSYNDICATE AGREEMENT

     The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international managers and the U.S. underwriters may sell shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement.

RESERVED SHARES

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our employees, directors and to some individuals designated by them. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

                [Alternative Page for International Prospectus]

NO SALES OF SIMILAR SECURITIES

     We, the selling stockholders, our executive officers and directors and substantially all existing stockholders, including all holders of vested options, have agreed, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed not to directly or indirectly

     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the sale of any common stock,

     - lend or otherwise dispose of or transfer any common stock,

     - request or demand that we file a registration statement related to the common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. We may continue to issue shares and options under our stock option plan and file an S-8 registration statement relating to our stock option plan.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "STGN."

     Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the U.S. representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

     - the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us,

     - our financial information,

     - the history of, and the prospects for, our company and the industry in which we compete,

     - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

     - the present state of our development and

     - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

     An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

                [Alternative Page for International Prospectus]

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the U.S. representatives may reduce that short position by purchasing shares in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     The U.S. representatives may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representatives purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK SELLING RESTRICTIONS

     Each international manager has agreed that

     - it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom with the meaning of the Public Offers of Securities Regulations 1995;

     - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

     - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in
       Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act of 1986 (Investment Advertisements)(Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation, or distribution of this prospectus or any other material relating to our company, the selling stockholders, or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering materials or advertisements in connection with the shares of common stock may be distributed or

                [Alternative Page for International Prospectus]

published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations or any such country or jurisdiction.

     Purchasers or the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

                [Alternative Page for International Prospectus]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                             SHARES

                            STRATAGENE HOLDING LOGO

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                          MERRILL LYNCH INTERNATIONAL
                       SALOMON SMITH BARNEY INTERNATIONAL
                             DAIN RAUSCHER WESSELS
                          PRUDENTIAL-BACHE SECURITIES

                                        , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by Stratagene in connection with the distribution of the securities being registered are as set forth in the following table:

     Securities and Exchange Commission Fee......................    $39,600
     NASD Filing Fee.............................................     15,500
     Nasdaq National Market Listing Fee..........................
  *  Legal Fees and Expenses.....................................
  *  Accounting Fees and Expenses................................
  *  Printing Expenses...........................................
  *  Blue Sky Fees and Expenses..................................
  *  Registrar and Transfer Agent Fees and Expenses..............
  *  Miscellaneous...............................................
                                                                     -------
  *  Total.......................................................    $
                                                                     =======

---------------

* Estimated

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Stratagene's amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, as it may be amended from time to time, no director of Stratagene shall be liable to Stratagene or its stockholders for monetary damages resulting from a breach of fiduciary duty as a director, except for (i) liability resulting from a breach of the director's duty of loyalty to Stratagene and its stockholders, (ii) acts or omissions which are not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) a transaction from which the director derived an improper personal benefit. While the amended and restated certificate of incorporation provides directors, officers, employees and agents with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the amended and restated certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a breach of such person's duty of care.

     Stratagene's amended and restated certificate of incorporation and the bylaws also provide mandatory indemnification for the benefit of directors, officers, employees and agents of Stratagene to the fullest extent permitted by Delaware law, as amended from time to time, including most circumstances under which indemnification otherwise would be discretionary. In addition, Stratagene has entered into individual indemnification agreements with each of its directors and officers providing indemnification benefits. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of a proceeding in accordance with the applicable provisions of Delaware law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Stratagene pursuant to the foregoing provisions, Stratagene has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. Stratagene also will provide directors' and officers' liability insurance coverage for its directors and officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since March 1997, Stratagene has issued and sold unregistered securities as follows:

     (1) Stratagene issued to Harold S. Eastman, through the exercise of stock options at an exercise price of $1.25 per share, 100,000 shares of common stock on July 7, 1997, 100,000 shares of common stock on June 2, 1998 and 200,000 shares of common stock on September 11, 1999.

     (2) Stratagene issued to Stephen O. James, through the exercise of stock options at an exercise price of $1.25 per share, 40,000 shares of common stock on May 20, 1998 and 40,000 shares of common stock on September 5, 1999.

     (3) On March 1, 1999, Stratagene issued 14,080 shares of common stock to Jill Nunez through the exercise of stock options held by Ms. Nunez at an exercise price of $1.25 per share.

     (4) On February 18, 1999, Carlton J. Eibl purchased 133,336 shares of common stock from Stratagene at a price of $3.75 per share pursuant to the terms of his employment agreement with Stratagene.

     (5) As of December 31, 1999, Stratagene has outstanding stock options to employees, officers, directors and consultants to purchase an aggregate of 1,468,000 shares of common stock at a weighted average exercise price of $2.67.

     The sales of the securities listed in paragraphs (1) through (4) above were made in reliance upon Section 4(2) of the Securities Act, which provides exemptions for transactions not involving a public offering. The issuances of the options described in paragraphs (1) through (3) and paragraph (5) above were exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder, on the basis that the stock options were issued pursuant to the terms and conditions provided by Rule 701. Stratagene did not retain underwriters in connection with the issuance of any of Stratagene's currently outstanding securities. All of the financial information and share data described above gives effect to (1) a 4 for 1 stock split in March 2000 and (2) the conversion of Stratagene's class B common stock into class A common stock and the reclassification of Stratagene's class A common stock into common stock contingent upon the closing of the offering

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

 1.1 (2)    Form of U.S. Purchase Agreement
 3.1 (2)    Form of Amended and Restated Certificate of Incorporation of
            Stratagene Holding Corporation
 3.2 (2)    Form of Bylaws, as amended, of Stratagene Holding
            Corporation
 4.1 (2)    Form of Specimen Common Stock Certificate for Stratagene
            Holding Corporation
 5.1 (2)    Opinion of Latham & Watkins
10.1 (2)    Form of Indemnification Agreement entered into by Stratagene
            Holding Corporation and each of its executive officers and directors and schedule listing all executive officers and
            directors who have executed an Indemnification Agreement
10.2 (2)    Amended and Restated Stock Option Plan of Stratagene Holding
            Corporation
10.3 (2)    Employment Agreement between Stratagene Holding Corporation and Joseph A. Sorge, M.D., dated as of December 6, 1995
10.4 (2)    Employment Agreement between Stratagene Holding Corporation and John R. Pouk, dated as of July 1, 1996
10.5 (2)    Non-Qualified Stock Option Agreement between Stratagene
            Holding Corporation and John R. Pouk, dated as of July 1,
            1996
10.6 (2)    Securities Purchase Agreement between Stratagene Holding
            Corporation and TCW Special Credits Fund V -- The Principal
            Fund, dated as of December 6, 1995

10.7 (2)    Stockholders Agreement between Stratagene Holding
            Corporation, TCW Special Credits Fund V -- The Principal
            Fund, Joseph A. Sorge, M.D., J. A. Sorge Trust I, J.A. Sorge
            Trust II, J.A. Sorge Trust III and J.A. Sorge Trust IV,
            dated as of December 6, 1995, and schedule of additional
            parties to Stockholders Agreement pursuant to Joinder
            Agreements
10.8 (2)    Registration Rights Agreement between Stratagene Holding
            Corporation and TCW Special Credits Fund V -- The Principal
            Fund, dated as of December 6, 1995
10.9 (2)    Loan Agreement between Bastrop County Industrial Development
            Corporation and BioCrest Partners, L.P., dated as of April
            1, 1997
10.10(1)    Thermal Cycler Supplier Authorization Agreement between The
            Perkin-Elmer Corporation and Stratagene, dated as of January
            1, 1995*
10.11(1)    Patent License Agreement between Roche Molecular Systems,
            Inc. and P. Hoffmann-La Roche Ltd. and Stratagene, dated as of July 26, 1994*
10.12(2)    Form of Industrial Real Estate Triple Net Lease between
            Equitable Life Assurance Society of the United States and
            Stratagene, dated as of January 30, 1990, as amended
10.13(2)    Credit Agreement and Note between Union Bank of California,
            N.A. and BioCrest Manufacturing, L.P., dated as of August
            30, 1999, as amended
21.1 (2)    Subsidiaries of the Registrant
23.1 (1)    Independent Auditors' Report on Schedule and Consent
23.2 (2)    Consent of Latham & Watkins (included in Exhibit 5.1)
24.1 (1)    Powers of Attorney (contained on the signature page of this
            Registration Statement)
27.1 (1)    Financial Data Schedule

---------------
(1) Filed herewith.

(2) To be filed by amendment.

 * The Registrant is seeking confidential treatment with respect to portions of this exhibit.

     (b) FINANCIAL STATEMENT SCHEDULES

          Schedule II -- Valuation and Qualifying Accounts

          All other schedules are omitted because they are not required, are not applicable, or the information is included in our financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

         Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, State of California, on March 10, 2000.

                                          STRATAGENE HOLDING CORPORATION

                                          By:      /s/ JOSEPH A. SORGE
                                            ------------------------------------
                                              Joseph A. Sorge, M.D.
                                              Chairman of the Board, Chief
                                              Executive Officer and Chief
                                              Financial Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Dr. Joseph A. Sorge, with full power of substitution and full power to act, his true and lawful attorney-in-fact and agent to act for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, any and all registration statements filed pursuant to Rule 462(b) of the Securities Act of 1933 (including post-effective amendments) and to file this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they or he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by each of the following persons in the capacities and on the dates indicated:

                     SIGNATURE                                     TITLE                     DATE
                     ---------                                     -----                     ----
                /s/ JOSEPH A. SORGE                  Chairman of the Board and Chief    March 10, 2000
---------------------------------------------------    Executive Officer and Chief
               Joseph A. Sorge, M.D.                   Financial Officer (Principal
                                                       Executive Officer and Principal
                                                       Financial Officer and Principal
                                                       Accounting Officer)

                /s/ CARLTON J. EIBL                  Director                           March 10, 2000
---------------------------------------------------
                  Carlton J. Eibl

               /s/ STEPHEN A. KAPLAN                 Director                           March 10, 2000
---------------------------------------------------
                 Stephen A. Kaplan

               /s/ HAROLD S. EASTMAN                 Director                           March 10, 2000
---------------------------------------------------
                 Harold S. Eastman

               /s/ STEPHEN O. JAMES                  Director                           March 10, 2000
---------------------------------------------------
                 Stephen O. James

                                                                     SCHEDULE II

                         STRATAGENE HOLDING CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS

                                                           ADDITIONS
                                     BALANCE AT    -------------------------                  BALANCE
                                     BEGINNING     PROVISIONS                     OTHER      AT END OF
  ALLOWANCE FOR DOUBTFUL ACCOUNTS     OF YEAR      (REDUCTION)    WRITE-OFFS    ADDITIONS      YEAR
  -------------------------------    ----------    -----------    ----------    ---------    ---------
Year ended December 31, 1997.......    304,000        159,000        (6,000)         --       457,000
Year ended December 31, 1998.......    457,000        180,000       (32,000)         --       605,000
Year ended December 31, 1999.......    605,000         (6,000)     (113,000)         --       266,000

                                 EXHIBIT INDEX

 1.1 (2)    Form of U.S. Purchase Agreement
 3.1 (2)    Form of Amended and Restated Certificate of Incorporation of
            Stratagene Holding Corporation
 3.2 (2)    Form of Bylaws, as amended, of Stratagene Holding
            Corporation
 4.1 (2)    Form of Specimen Common Stock Certificate for Stratagene
            Holding Corporation
 5.1 (2)    Opinion of Latham & Watkins
10.1 (2)    Form of Indemnification Agreement entered into by Stratagene
            Holding Corporation and each of its executive officers and directors and schedule listing all executive officers and
            directors who have executed an Indemnification Agreement
10.2 (2)    Amended and Restated Stock Option Plan of Stratagene Holding
            Corporation
10.3 (2)    Employment Agreement between Stratagene Holding Corporation and Joseph A. Sorge, M.D., dated as of December 6, 1995
10.4 (2)    Employment Agreement between Stratagene Holding Corporation and John R. Pouk, dated as of July 1, 1996
10.5 (2)    Non-Qualified Stock Option Agreement between Stratagene
            Holding Corporation and John R. Pouk, dated as of July 1,
            1996
10.6 (2)    Securities Purchase Agreement between Stratagene Holding
            Corporation and TCW Special Credits Fund V -- The Principal
            Fund, dated as of December 6, 1995
10.7 (2)    Stockholders Agreement between Stratagene Holding
            Corporation, TCW Special Credits Fund V -- The Principal
            Fund, Joseph A. Sorge, M.D., J. A. Sorge Trust I, J.A. Sorge
            Trust II, J.A. Sorge Trust III, J.A. Sorge Trust IV, dated as of December 6, 1995, and schedule of additional parties to Stockholders Agreement pursuant to Joinder Agreements
10.8 (2)    Registration Rights Agreement between Stratagene Holding
            Corporation and TCW Special Credits Fund V -- The Principal
            Fund, dated as of December 6, 1995
10.9 (2)    Loan Agreement between Bastrop County Industrial Development
            Corporation and BioCrest Partners, L.P., dated as of April
            1, 1997
10.10(1)    Thermal Cycler Supplier Authorization Agreement between The
            Perkin-Elmer Corporation and Stratagene, dated as of January
            1, 1995*
10.11(1)    Patent License Agreement between Roche Molecular Systems,
            Inc. and P. Hoffmann-La Roche Ltd. and Stratagene, dated as of July 26, 1994*
10.12(2)    Form of Industrial Real Estate Triple Net Lease between
            Equitable Life Assurance Society of the United States and
            Stratagene, dated as of January 30, 1990, as amended
10.13(2)    Credit Agreement and Note between Union Bank of California,
            N.A. and BioCrest Manufacturing, L.P., dated as of August
            30, 1999, as amended
21.1 (2)    Subsidiaries of the Registrant
23.1 (1)    Independent Auditors' Report on Schedule and Consent
23.2 (2)    Consent of Latham & Watkins (included in Exhibit 5.1)
24.1 (1)    Powers of Attorney (contained on the signature page of this
            Registration Statement)
27.1 (1)    Financial Data Schedule

---------------
(1) Filed herewith.

(2) To be filed by amendment.

 * The Registrant is seeking confidential treatment with respect to portions of this exhibit.